United States Securities and Exchange Commission
Washington, D.C. 20549
Schedule 14D-1F
TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b) UNDER
THE SECURITIES EXCHANGE ACT OF 1934
ARIZONA STAR RESOURCE CORP.

(Name of Subject Company)
British Columbia, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)
BARRICK GOLD CORPORATION

(Bidder)
Common Shares Without Par Value

(Title of Class of Securities)
04059G106

(CUSIP Number of Class of Securities (if applicable))
Sybil E. Veenman
Vice President, Assistant General Counsel and Secretary
Brookfield Place, TD Canada Trust Tower
161 Bay Street, Suite 3700
P.O. Box 212
Toronto, Ontario, Canada M5J 2S1
(800) 720-7415

(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of bidder)
November 9, 2007

(Date tender offer first published, sent or given to shareholders)

CALCULATION OF FILING FEE*

Transaction Valuation	Amount of Filing Fee
U.S. $247,577,083	U.S. $7,601

*	Calculated in accordance with Rule 0-11 of the United States Securities Exchange Act of 1934, as amended, based on (i) the offer price of Cdn. $18.00 per Common Share of Arizona Star Resource Corp. and (ii) 12,908,394 Common Shares of Arizona Star Resource Corp. estimated to be held by United States holders as of November 9, 2007, assuming acceptance of the Offer by all such United States holders of Arizona Star Resource Corp.’s Common Shares. For purposes of this calculation, Cdn. $1.00 = U.S. $1.0655, which is the inverse of the Federal Reserve Bank of New York’s Noon Buying Rate for Canadian dollars on November 9, 2007.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Registration No.:

Filing Party:

Form:	Date Filed:

PART I
INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
Item 1. Home Jurisdiction Documents
     Offer and Circular, dated November 9, 2007, including the Letter of Transmittal and the Notice of Guaranteed Delivery.
Item 2. Informational Legends
     See “Notice to Shareholders in the United States” inside the front cover of the Offer and Circular, dated November 9, 2007.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment advisor, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor.

This Offer has not been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of this Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

November 9, 2007

BARRICK GOLD CORPORATION

OFFER TO PURCHASE FOR CASH

all of the outstanding Common Shares
(together with associated rights issued under the shareholder rights plan) of

ARIZONA STAR RESOURCE CORP.

on the basis of
Cdn.$18.00 for each Common Share

Barrick Gold Corporation (“Barrick”) hereby offers (the “Offer”) to purchase, on the terms and subject to the conditions of the Offer, all of the issued and outstanding common shares of Arizona Star Resource Corp. (“Arizona Star”) together with the associated rights (the “SRP Rights”) issued under the shareholder rights plan of Arizona Star (collectively, the “Common Shares”), including Common Shares that may become issued and outstanding after the date of this Offer but before the expiry time of the Offer upon the conversion, exchange or exercise of options or other securities of Arizona Star that are convertible into or exchangeable or exercisable for Common Shares, at a price of Cdn.$18.00 cash per Common Share.

The Offer is open for acceptance until 8:00 p.m. (Toronto time) on December 18, 2007 (the “Expiry Time”), unless the Offer is extended or withdrawn.

The Board of Directors of Arizona Star, upon consultation with its financial and legal advisors and on receipt of a recommendation of its special committee, has UNANIMOUSLY DETERMINED that the Offer is in the best interests of Arizona Star and holders of Common Shares (the “Shareholders”) and, accordingly, the Board of Directors of Arizona Star UNANIMOUSLY RECOMMENDS that Shareholders ACCEPT the Offer and DEPOSIT their Common Shares under the Offer.

The Common Shares are listed on the TSX Venture Exchange (the “TSXV”) and on the American Stock Exchange (the “AMEX”) under the symbol “AZS”. The Offer represents a premium of 27% over the volume weighted average trading price of the Common Shares on the TSXV for the 20 trading days ending on October 26, 2007, the last trading day prior to Barrick’s announcement of its intention to make the Offer.

Barrick and Arizona Star have entered into a support agreement dated October 28, 2007 (the “Support Agreement”) pursuant to which Barrick has agreed to make the Offer and Arizona Star has agreed to support the Offer and not solicit any competing acquisition proposals. See Section 5 of the accompanying circular (the “Circular”), “Support Agreement”. Pursuant to lock-up agreements entered into with Barrick, all of the directors and senior officers of Arizona Star as well as FCMI Resources Ltd. have agreed to deposit under the Offer and not withdraw, subject to certain exceptions, Common Shares collectively representing, in aggregate, approximately 35% of the outstanding Common Shares (calculated on a fully diluted basis).

The Offer is conditional on, among other things, there having been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Common Shares that constitutes at least 66 2/3% of the Common Shares then outstanding (calculated on a fully diluted basis). Subject to applicable laws, Barrick reserves the right to withdraw the Offer and to not take up and pay for any Common Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or waived at or prior to the Expiry Time.

Shareholders who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (printed on YELLOW paper) or a manually executed facsimile thereof and deposit it, at or prior to the Expiry Time, together with certificate(s) representing their Common Shares and all other required documents with Kingsdale Shareholder Services Inc. (the “Depositary”) at its office in Toronto, Ontario set out in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may: (1) accept the Offer by following the procedures for book-entry transfer of Common Shares set out in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”; or (2) follow the procedure for guaranteed delivery set out in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the accompanying Notice of Guaranteed Delivery (printed on PINK paper) or a manually executed facsimile thereof. Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary.

Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Common Shares under the Offer.

Questions and requests for assistance may be directed to the Information Agent and Depositary. Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained without charge from the Information Agent and Depositary. The contact details for the Information Agent and Depositary are provided at the end of this document.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by Barrick, the Information Agent or the Depositary.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Barrick may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

This Offer is made for the securities of a Canadian issuer by a Canadian issuer. The Offer is subject to applicable disclosure requirements in Canada. Shareholders should be aware that these requirements are different from those in the United States.

Shareholders in the United States should be aware that the disposition of Common Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such holders are urged to consult their tax advisors. See Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 20 of the Circular, “Certain United States Federal Income Tax Considerations”.

Shareholders in the United States should be aware that Barrick or its affiliates, directly or indirectly, may bid for or make purchases of Common Shares or of Arizona Star’s related securities during the period of the Offer, as permitted by applicable Canadian laws or provincial laws or regulations.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Barrick is incorporated under the laws of the Province of Ontario, Canada, that Arizona Star is incorporated under the laws of British Columbia, Canada, that the majority of the officers and directors of Barrick and Arizona Star reside outside the United States and that some of the experts named herein may reside outside the United States, and that all or a substantial portion of the assets of Barrick, Arizona Star and the other above-mentioned persons are located outside the United States.

NOTICE TO HOLDERS OF OPTIONS

The Offer is made only for Common Shares and is not made for any Options or other securities of Arizona Star that are convertible into or exchangeable or exercisable for Common Shares (other than SRP Rights). Any holder of Options or other securities of Arizona Star that are convertible into or exchangeable or exercisable for Common Shares (other than SRP Rights) who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable Laws,

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exercise the Options or other securities of Arizona Star that are convertible into or exchangeable or exercisable for Common Shares in order to obtain certificates representing Common Shares and deposit those Common Shares in accordance with the terms of the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Options or other securities of Arizona Star that are convertible into or exchangeable or exercisable for Common Shares will have certificates representing the Common Shares received on such exercise available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to under “Manner of Acceptance — Procedure for Guaranteed Delivery” in Section 3 of the Offer.

It is a condition of the Offer that at or prior to the Expiry Time all outstanding Options have been exercised in full, cancelled or irrevocably released, surrendered or waived or otherwise dealt with on terms satisfactory to Barrick, acting reasonably. In the Lock-Up Agreement, all of the holders of Options have agreed to conditionally exercise their Options and tender the Common Shares issued upon such conditional exercise to the Offer.

The tax consequences to holders of Options of exercising their Options are not described in “Certain Canadian Federal Income Tax Considerations” in Section 19 of the Circular or in “Certain United States Federal Income Tax Considerations” in Section 20 of the Circular. Holders of Options should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Options.

CURRENCY

All references to “$”, “Cdn.$” and “dollars” in the Offer and the Circular are in Canadian dollars, except where otherwise indicated. On November 8, 2007, the Bank of Canada noon rate of exchange for US dollars was Cdn.$1.00 = US$1.0746.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the accompanying Offer and Circular, including statements made in Section 8 of the Circular, “Purpose of the Offer and Plans for Arizona Star”, and Section 15 of the Circular, “Acquisition of Common Shares Not Deposited”, as well as other written statements made or provided or to be made or provided by Barrick that are not historical facts are “forward-looking statements”. The words “expect”, “will”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The reader of this Offer and Circular is cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from Barrick’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of certain commodities such as gold, copper, silver, fuel, electricity and currency exchange rates; changes in interest rates or gold lease rates; risks arising from holding derivative instruments; inflationary pressures; ability to successfully integrate acquired assets; legislative, political and economic developments in the jurisdictions in which Barrick or Arizona Star carries on business; changes or disruptions in the securities markets; the occurrence of natural disasters, hostilities, acts of war or terrorism; the need to obtain permits and comply with laws and regulations and other regulatory requirements; the possibility that actual results of work may differ from projections/expectations or may not realize the perceived potential of Arizona Star’s or Barrick’s projects; risks of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; operating or technical difficulties in connection with mining or development activities, including conducting such activities in remote locations with limited infrastructure; employee relations and shortages of skilled personnel and contractors; the speculative nature of mineral exploration and development, including the risk of diminishing quantities or grades of mineralization; adverse changes in Barrick’s credit rating; contests over title to properties; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in Barrick’s most recent Annual Information Form filed with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Barrick disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable Laws.

ii

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SUMMARY OF THE OFFER

The following is a summary and is qualified in its entirety by the detailed provisions contained elsewhere in the Offer and Circular. Shareholders are urged to read the Offer and Circular in its entirety. Terms defined in the Glossary and not otherwise defined in this Summary have the respective meanings given to them in the Glossary, unless the context otherwise requires. Unless otherwise indicated, the information concerning Arizona Star contained in the Offer and Circular has been taken from or is based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources available at the time of the Offer. Although Barrick has no knowledge that would indicate that any statements contained herein relating to Arizona Star taken from or based upon such documents and records are untrue or incomplete, neither Barrick nor any of its officers or directors assumes any responsibility for the accuracy or completeness of such information or for any failure by Arizona Star to disclose events or facts that may have occurred or may affect the significance or accuracy of any such information but that are unknown to Barrick. Unless otherwise indicated, information concerning Arizona Star is given as of April 30, 2007.

The Offer

Barrick is offering, upon and subject to the terms and conditions of the Offer, to purchase all of the issued and outstanding Common Shares of Arizona Star, including Common Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the conversion, exchange or exercise of Options or other securities of Arizona Star that are convertible into or exchangeable or exercisable for Common Shares, at a price of $18.00 cash per Common Share.

The Offer is made only for Common Shares and is not made for any Options or other securities of Arizona Star that are convertible into or exchangeable or exercisable for Common Shares (other than SRP Rights). Any holder of Options or other securities of Arizona Star that are convertible into or exchangeable or exercisable for Common Shares (other than SRP Rights) who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable Laws, exercise the Options or other securities of Arizona Star that are convertible into or exchangeable or exercisable for Common Shares in order to obtain certificates representing Common Shares and deposit those Common Shares in accordance with the terms of the Offer.

The Offer represents a premium of 27% over the volume weighted average trading price of the Common Shares on the TSXV for the 20 trading days ending on October 26, 2007, the last day prior to Barrick’s announcement of its intention to make the Offer.

The obligation of Barrick to take up and pay for Common Shares under the Offer is subject to certain conditions. See Section 4 of the Offer, “Conditions of the Offer”.

Barrick

Barrick is a leading international gold mining company, with a portfolio of 27 operating mines and nine advanced exploration and development projects located across five continents and a large land position on the world’s best exploration belts. Barrick holds a pre-eminent position within the gold mining industry. Barrick’s vision is to be the world’s best gold company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner. See “Barrick” in Section 1 of the Circular.

Arizona Star

Arizona Star is a Canadian mining exploration company that currently holds a 51% interest in the Aldebaran Property in Chile, which includes the large development stage Cerro Casale gold-copper deposit. See “Arizona Star” in Section 2 of the Circular.

Recommendation of Arizona Star Board of Directors

The Arizona Star Board of Directors, upon consultation with its financial and legal advisors and receipt of a recommendation of its special committee, has UNANIMOUSLY DETERMINED that the Offer is in the best interests of Arizona Star and the Shareholders and, accordingly, the Arizona Star Board of Directors UNANIMOUSLY RECOMMENDS that Shareholders ACCEPT the Offer and DEPOSIT their Common Shares under the Offer. For further information, see the Circular, including Section 5 of the Circular, “Support Agreement”, and see the Director’s Circular accompanying this Offer and Circular.

Fairness Opinion

Citigroup Global Markets Inc., the financial advisor to the Arizona Star special committee, delivered an opinion to the Arizona Star special committee, dated October 28, 2007, to the effect that, as of the date of that opinion and based on and subject to the assumptions, limitations and qualifications set forth in such opinion, the $18.00 cash per Common Share consideration to be received under the Offer was fair, from a financial point of view, to Shareholders (other than Barrick and its affiliates).

Support Agreement

Arizona Star has entered into the Support Agreement with Barrick which sets out, among other things, the terms and conditions upon which the Offer is to be made. Pursuant to the Support Agreement, Arizona Star has agreed to support the Offer and not solicit competing Acquisition Proposals. See Section 5 of the Circular, “Support Agreement”.

Lock-Up Agreements

Pursuant to the Lock-Up Agreements entered into with Barrick, the Locked-Up Shareholders have agreed to deposit under the Offer and not withdraw, subject to certain exceptions, all of the Common Shares currently owned or controlled by such Locked-Up Shareholders, being an aggregate of 14,513,900 Common Shares, and, where applicable, to exercise or conditionally exercise all of the Options currently owned by such Locked-Up Shareholders and to deposit under the Offer and not withdraw, subject to certain exceptions, all of the Common Shares issued upon such exercise or conditional exercise of Options, being an aggregate of 625,000 Common Shares, collectively representing, in aggregate, approximately 35% of the outstanding Common Shares (calculated on a fully diluted basis). See Section 6 of the Circular, “Lock-Up Agreements”.

Time for Acceptance

The Offer is open for acceptance until 8:00 p.m. (Toronto time) on December 18, 2007 or such later time or times and date or dates to which the Offer may be extended, unless the Offer is withdrawn in accordance with its terms by Barrick. Barrick may, in its sole discretion but subject to applicable Laws, extend the Expiry Time, as described under “Extension, Variation or Change in the Offer” in Section 5 of the Offer.

Manner of Acceptance

A Shareholder wishing to accept the Offer must properly complete and execute a Letter of Transmittal (printed on YELLOW paper) or a manually executed facsimile thereof, and deposit it, at or prior to the Expiry Time, together with the certificate(s) representing such Shareholder’s Common Shares and all other required documents with the Depositary at its office in Toronto, Ontario set out in the Letter of Transmittal. Detailed instructions are contained in the Letter of Transmittal which accompanies the Offer. See Section 3 of the Offer, “Manner of Acceptance — Letter of Transmittal”.

If a Shareholder wishes to accept the Offer and deposit Common Shares under the Offer and the certificate(s) representing such Shareholder’s Common Shares are not immediately available, or if the certificate(s) and all other required documents cannot be provided to the Depositary at or prior to the Expiry Time, such Common Shares may nevertheless be validly deposited under the Offer in compliance with the procedures for guaranteed delivery using the Notice of Guaranteed Delivery (printed on PINK paper) or a manually executed facsimile thereof. Detailed instructions are contained in the Notice of Guaranteed Delivery which accompanies the Offer. See Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

Shareholders may accept the Offer by following the procedures for book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. Shareholders may also accept the Offer by following the procedure for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent’s Message in respect thereof, or a properly completed and executed Letter of Transmittal (including signature guarantee if required) and all other required documents, are received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. Shareholders accepting the Offer through book-entry transfer must make sure such documents or Agent’s Message are received by the Depositary at or prior to the Expiry Time.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary.

Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Common Shares under the Offer.

Shareholders should contact the Information Agent, the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing Common Shares with the Depositary.

Purpose of the Offer and Plans for Arizona Star

The purpose of the Offer is to enable Barrick to acquire all of the outstanding Common Shares of Arizona Star. See Section 8 of the Circular, “Purpose of the Offer and Plans for Arizona Star” and Section 15 of the Circular, “Acquisition of Common Shares Not Deposited”.

Conditions of the Offer

Barrick reserves the right to withdraw or terminate the Offer and not take up and pay for any Common Shares deposited under the Offer unless the conditions described in Section 4 of the Offer, “Conditions of the Offer”, are satisfied or waived by Barrick at or prior to the Expiry Time. The Offer is conditional upon, among other things, there having been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Common Shares which constitutes at least 66 2/3% of the Common Shares then outstanding on a fully diluted basis. See Section 4 of the Offer, “Conditions of the Offer”.

Take Up and Payment for Deposited Common Shares

If all of the conditions of the Offer described in Section 4 of the Offer, “Conditions of the Offer”, have been satisfied or waived by Barrick, Barrick will take up and pay for Common Shares validly deposited under the Offer and not properly withdrawn not later than two Business Days after the Expiry Time. Any Common Shares taken up will be paid for promptly, and in any event not more than two Business Days after they are taken up. Any Common Shares deposited under the Offer after the first date upon which Common Shares are taken up by Barrick under the Offer but before the Expiry Time will be taken up and paid for within ten days of such deposit. See Section 6 of the Offer, “Take Up and Payment for Deposited Common Shares”.

Withdrawal of Deposited Common Shares

Common Shares deposited under the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time before the Common Shares have been taken up by Barrick under the Offer and in the other circumstances described in Section 8 of the Offer, “Withdrawal of Deposited Common Shares”. Except as so indicated or as otherwise required by applicable Laws, deposits of Common Shares are irrevocable.

Acquisition of Common Shares Not Deposited

If, within four months after the date of the Offer, the Offer has been accepted by Shareholders who, in the aggregate, hold not less than 90% of the issued and outstanding Common Shares and Barrick acquires or is bound to take up and pay for such deposited Common Shares under the Offer, Barrick intends, to the extent possible, to acquire those Common Shares which remain outstanding held by those persons who did not accept the Offer pursuant to a Compulsory Acquisition. Barrick has covenanted in the Support Agreement that if a Compulsory Acquisition is not available or Barrick chooses not to avail itself of such statutory right of acquisition, Barrick will use its commercially reasonable efforts to pursue other means of acquiring the remaining Common Shares not tendered under the Offer. Arizona Star has agreed that, in the event Barrick takes up and pays for Common Shares under the Offer representing at least a simple majority of the outstanding Common Shares (calculated on a fully diluted basis as at the Expiry Time), Arizona Star will assist Barrick in connection with any Subsequent Acquisition Transaction to acquire the remaining Common Shares, provided that the consideration per Common Share offered in connection with the Subsequent Acquisition Transaction is at least equivalent in value to the consideration per Common Share paid under the Offer. If the Minimum Tender Condition is satisfied and Barrick takes up and pays for the Common Shares deposited under the Offer, Barrick should own sufficient Common Shares to effect a Subsequent Acquisition Transaction. See Section 15 of the Circular, “Acquisition of Common Shares Not Deposited”.

Canadian Federal Income Tax Considerations

A Shareholder who is resident in Canada, who holds Common Shares as capital property and who sells such shares to Barrick under the Offer will realize a capital gain (or capital loss) equal to the amount by which the cash received, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to the Shareholder of such Common Shares.

Generally, Shareholders who are non-residents of Canada for the purposes of the Tax Act will not be subject to tax in Canada in respect of any capital gain realized on the sale of Common Shares to Barrick under the Offer, unless those shares constitute “taxable Canadian property” to such Shareholder within the meaning of the Tax Act and that gain is not otherwise exempt from tax under the Tax Act pursuant to an exemption contained in an applicable income tax treaty or convention.

The foregoing is a very brief summary of certain Canadian federal income tax consequences. See Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations” for a summary of the principal Canadian federal income tax considerations generally applicable to Shareholders. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Common Shares under the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction.

United States Federal Income Tax Considerations

A Shareholder who is a citizen or resident of the United States who sells Common Shares in the Offer generally will recognize gain or loss for US federal income tax purposes equal to the difference, if any, between the amount of cash received and the Shareholder’s adjusted tax basis in the Common Shares sold in the Offer. If the Common Shares sold constitute capital assets in the hands of the US Shareholder, the gain or loss will be a capital gain or loss. In general, capital gains recognized by an individual, estate or trust will be subject to a maximum US federal income tax rate of 15% if the Common Shares were held for more than one year. However, if Arizona Star is a passive foreign company for US federal income tax purposes, a gain or loss recognized by a US Shareholder who has not made an election to be taxable currently on the US Shareholder’s pro rata share of Arizona’s Star earnings or to be taxed on a “mark to market” basis with respect to Common Shares will be taxable as ordinary income and will be subject to an interest charge under special rules.

The foregoing is a very brief summary of certain US federal income tax consequences. See Section 20 of the Circular, “Certain United States Federal Income Tax Considerations” for a summary of the principal US federal income tax considerations generally applicable to US Shareholders. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Common Shares under the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Stock Exchange Listing

The Common Shares of Arizona Star are listed on the TSXV and on the AMEX under the symbol “AZS”. See Section 4 of the Circular, “Price Range and Trading Volume of Arizona Star Common Shares”. Depending on the number of Common Shares purchased by Barrick under the Offer, it is possible that the Common Shares will fail to meet the criteria of the TSXV or the AMEX for continued listing on such exchange. If permitted by applicable Laws, Barrick intends to cause Arizona Star to apply to delist the Common Shares from the TSXV and the AMEX as soon as practicable after completion of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction. See Section 18 of the Circular, “Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer”.

Depositary and Information Agent

Barrick has engaged Kingsdale Shareholder Services Inc. to act as the Depositary. In such capacity, the Depositary will receive deposits of certificates representing Common Shares and accompanying Letters of Transmittal deposited under the Offer at its office in Toronto, Ontario specified in the Letter of Transmittal. In addition, the Depositary will receive Notices of Guaranteed Delivery at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving certain notices, if required, and for making payment for all Common Shares purchased by Barrick under the Offer. The Depositary will also facilitate book-entry transfers of Common Shares. See Section 22 of the Circular, “Depositary”.

Barrick has also engaged Kingsdale Shareholder Services Inc. as the Information Agent to provide a resource for information for Shareholders.

Contact details for the Depositary and Information Agent are provided at the end of this Offer and Circular.

GLOSSARY

This Glossary forms a part of the Offer and Circular.  In the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, unless the subject matter or context is inconsistent therewith, the following terms shall have the meanings set out below, and grammatical variations thereof shall have the corresponding meanings:

“Acquisition Proposal” has the meaning ascribed thereto in Section 5 of the Circular, “Support Agreement — No Solicitation”;

“affiliate” has the meaning ascribed thereto in the BCSA;

“Agent’s Message” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”;

“allowable capital loss” has the meaning ascribed thereto in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations — Sale Pursuant to the Offer”;

“AMEX” means the American Stock Exchange;

“AMF” means the Autorité des marchés financiers (Québec);

“Arizona Star” means Arizona Star Resource Corp., a corporation existing under the laws of the Province of British Columbia and, where the context requires, its subsidiaries and joint ventures;

“associate” has the meaning ascribed thereto in the BCSA;

“Barrick” means Barrick Gold Corporation, a corporation existing under the laws of the Province of Ontario and, where the context requires, its subsidiaries and joint ventures;

“BCBCA” means the Business Corporations Act (British Columbia), as amended;

“BCSA” means the Securities Act (British Columbia), as amended;

“Book-Entry Confirmation” means confirmation of a book-entry transfer of a Shareholder’s Common Shares into the Depositary’s account at CDS or DTC, as applicable;

“business combination” has the meaning ascribed thereto in Rule 61-501;

“Business Day” means any day (other than a Saturday or Sunday) on which commercial banks located in Toronto, Canada are open for the conduct of business;

“CDS” means CDS Clearing and Depository Services Inc. or its nominee, which at the date hereof is CDS & Co.;

“CDSX” means the CDS on-line tendering system pursuant to which book-entry transfers may be effected;

“Circular” means the circular accompanying and forming part of the Offer;

“Citi” has the meaning ascribed thereto in Section 7 of the Circular, “Background to the Offer”;

“Code” has the meaning ascribed thereto in Section 20 of the Circular, “Certain United States Federal Income Tax Considerations”;

“Common Shares” means the issued and outstanding common shares of Arizona Star, including common shares issued on the exercise of Options or upon the conversion, exchange or exercise of any other securities of Arizona Star that are convertible into or exchangeable or exercisable for Common Shares (other than SRP Rights), and the associated SRP Rights, and “Common Share” means any one common share of Arizona Star and the associated SRP Right;

“Compulsory Acquisition” has the meaning ascribed thereto in Section 15 of the Circular, “Acquisition of Common Shares Not Deposited — Compulsory Acquisition”;

“Confidentiality Agreement” has the meaning ascribed thereto in Section 5 of the Circular, “Support Agreement — Superior Proposals”;

“Contemplated Transactions” has the meaning ascribed thereto in Section 5 of the Circular, “Support Agreement — Termination of the Support Agreement”;

“CRA” means the Canada Revenue Agency;

“Davies” has the meaning ascribed thereto in Section 7 of the Circular, “Background to the Offer”;

“Depositary” means Kingsdale Shareholder Services Inc.;

“Deposited Common Shares” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance — Dividends and Distributions”;

“Distributions” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance — Dividends and Distributions”;

“DTC” means The Depository Trust Company;

“Effective Time” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance — Power of Attorney”;

“Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP);

“Expiry Date” means December 18, 2007, or such later date or dates as may be fixed by Barrick from time to time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer”, unless the Offer is withdrawn by Barrick;

“Expiry Time” means 8:00 p.m. (Toronto time) on the Expiry Date, or such other time or times on such other date or dates as may be fixed by Barrick from time to time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer”, unless the Offer is withdrawn by Barrick;

“FCMI” means FCMI Resources Ltd.;

“FMC” has the meaning ascribed thereto in Section 7 of the Circular, “Background to the Offer”;

“fully diluted basis” means, with respect to the number of outstanding Common Shares at any time, the number of Common Shares that would be outstanding if all rights to acquire Common Shares, other than SRP Rights, were exercised, including, for greater certainty, all Common Shares issuable upon the exercise of Options, whether vested or unvested;

“going private transaction” has the meaning ascribed thereto in Regulation Q-27;

“Governmental Entity” means: (a) any supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing; (b) any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court; and (c) any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies;

“Information Agent” means Kingsdale Shareholder Services Inc.;

“IRS” has the meaning ascribed thereto in Section 20 of the Circular, “Certain United States Federal Income Tax Considerations”;

“Laws” means any applicable laws, including supranational, national, provincial, state, municipal and local civil, commercial, banking, securities, tax, personal and real property, security, mining, environmental, water, energy, investment, property ownership, land use and zoning, sanitary, occupational health and safety laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, protocols, codes, guidelines, policies, notices, directions or other requirements of any Governmental Entity;

“Letter of Transmittal” means the letter of transmittal in the form accompanying the Offer (printed on YELLOW paper), or a manually executed facsimile thereof;

“Lock-Up Agreements” means the lock-up agreements dated October 28, 2007 between Barrick and the Locked-Up Shareholders, as amended from time to time;

“Locked-Up Shareholders” means, collectively, FCMI, Paul Parisotto, Thomas Dawson, Jennifer Dawson, James Anthony, Rudi Fronk, T. James Smolik and Christopher Reynolds;

“Material Adverse Effect” means, in respect of any person, an effect that is, or would reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), capitalization, condition (financial or otherwise), operations, results of operations or prospects of that person and its subsidiaries taken as a whole, other than any effect: (a) relating to the Canadian, United States or Chilean economy, political conditions or securities markets in general; (b) affecting the global mining industry in general; (c) relating to a change in the market trading price of shares of that person, either: (i) related to the Support Agreement and the Offer or the announcement thereof, or (ii) relating to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Effect under clause (a), (b) or (d) hereof; (d) relating to any generally applicable change in applicable Laws or regulations (other than orders, judgments or decrees against that person or any of its subsidiaries) or in applicable generally accepted accounting principles; (e) relating to the failure by that person to meet earnings projections, earnings forecasts or earnings estimates, whether internal or publicly announced; or (f) any hostilities, acts of war or terrorism or any material escalation of any such hostilities, acts of war or terrorism existing as of the date of the Support Agreement; provided, however, that such effect referred to in clause (a), (b), (d) or (e) above does not primarily relate only to (or have the effect of primarily relating only to) that person and its subsidiaries, taken as a whole, or disproportionately adversely affect that person and its subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which that person and its subsidiaries operate;

“Minimum Tender Condition” has the meaning ascribed thereto in paragraph (a) of Section 4 of the Offer, “Conditions of the Offer”;

“Non-Resident Holder” has the meaning ascribed thereto in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations — Shareholders Not Resident in Canada”;

“Notice of Guaranteed Delivery” means the notice of guaranteed delivery in the form accompanying the Offer (printed on PINK paper), or a facsimile thereof;

“Offer” means the offer to purchase Common Shares made hereby to the Shareholders pursuant to the terms set out herein;

“Offer and Circular” means the Offer and the Circular, including the Summary, the Glossary and all Schedules to the Offer and the Circular;

“Offerees” has the meaning ascribed thereto in Section 15 of the Circular, “Acquisition of Common Shares Not Deposited — Compulsory Acquisition”;

“Offeror’s Notice” has the meaning ascribed thereto in Section 15 of the Circular, “Acquisition of Common Shares Not Deposited — Compulsory Acquisition”;

“Options” means the options to acquire Common Shares issued pursuant to Arizona Star’s stock option plan effective September 15, 2003 or any other plan, agreement or arrangement which provides for the issuance of options to acquire Common Shares;

“Pan Atlantic” has the meaning ascribed thereto in Section 7 of the Circular, “Background to the Offer”;

“PFIC” has the meaning ascribed thereto in Section 20 of the Circular, “Certain United States Federal Income Tax Considerations — Passive Foreign Investment Companies”;

“Purchased Securities” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance — Power of Attorney”;

“Redeemable Shares” has the meaning ascribed thereto in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations — Subsequent Acquisition Transaction”;

“Regulation Q-27” means Regulation Q-27 — Protection of Minority Securityholders in the Course of Certain Transactions of the AMF, as amended;

“Regulations” has the meaning ascribed thereto in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Resident Holder” has the meaning ascribed thereto in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations — Shareholders Resident in Canada”;

“Rights Certificates” means the certificates representing the SRP Rights;

“Rule 61-501” means Ontario Securities Commission Rule 61-501 — Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions and its companion policy, as amended;

“SEC” means the United States Securities and Exchange Commission;

“Separation Time” has the meaning ascribed thereto in Section 9 of the Circular, “Shareholder Rights Plan”;

“Shareholder Rights Plan” means the shareholder rights plan agreement dated as of November 9, 2005 entered into between Arizona Star and Computershare Investor Services Inc., as rights agent, as amended by amendment agreement no. 1 dated October 13, 2006;

“Shareholders” means the holders of Common Shares and “Shareholder” means any one of them;

“SRP Right” means a right issued pursuant to the Shareholder Rights Plan;

“Subsequent Acquisition Transaction” has the meaning ascribed thereto in Section 15 of the Circular, “Acquisition of Common Shares Not Deposited — Subsequent Acquisition Transaction”;

“subsidiary” has the meaning ascribed thereto in National Instrument 45-106 — Prospectus and Registration Exemptions;

“Superior Proposal” has the meaning ascribed thereto in Section 5 of the Circular, “Support Agreement — Superior Proposals”;

“Support Agreement” means the support agreement dated October 28, 2007 between Barrick and Arizona Star, as amended from time to time;

“take up”, in reference to Common Shares, means to accept such Common Shares for payment by giving written notice of such acceptance to the Depositary and “taking up” and “taken up” have corresponding meanings;

“Tax Act” has the meaning ascribed thereto in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Tax Proposals” has the meaning ascribed thereto in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“taxable capital gain” has the meaning ascribed thereto in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations — Sale Pursuant to the Offer”;

“Termination Payment” has the meaning ascribed thereto in Section 5 of the Circular, “Support Agreement — Termination Payment”;

“TSXV” means the TSX Venture Exchange;

“United States” or “US” means the United States of America, its territories and possessions, and any State of the United States, as applicable;

“US Exchange Act” means the US Securities Exchange Act of 1934, as amended;

“US Shareholder” has the meaning ascribed thereto in Section 20 of the Circular, “Certain United States Federal Income Tax Considerations”; and

“US Treaty” has the meaning ascribed thereto in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations — Shareholders Not Resident in Canada — Disposition of Common Shares Pursuant to the Offer or a Compulsory Acquisition”.

OFFER

The accompanying Circular, which is incorporated into and forms part of the Offer, contains important information that should be read carefully before making a decision with respect to the Offer. Terms defined in the Glossary and not otherwise defined in the Offer have the respective meanings given to them in the Glossary, unless the context otherwise requires.

November 9, 2007

TO: THE HOLDERS OF COMMON SHARES OF ARIZONA STAR RESOURCE CORP.

1.	The Offer

Barrick hereby offers, upon and subject to the terms and conditions of the Offer, to purchase all of the issued and outstanding Common Shares of Arizona Star, including Common Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the conversion, exchange or exercise of Options or other securities of Arizona Star that are convertible into or exchangeable or exercisable for Common Shares, at a price of $18.00 cash per Common Share.

The Offer is made only for Common Shares and is not made for any Options or other securities of Arizona Star that are convertible into or exchangeable or exercisable for Common Shares (other than SRP Rights). Any holder of Options or other securities of Arizona Star that are convertible into or exchangeable or exercisable for Common Shares (other than SRP Rights) who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable Laws, exercise the Options or other securities of Arizona Star that are convertible into or exchangeable or exercisable for Common Shares in order to obtain certificates representing Common Shares and deposit those Common Shares in accordance with the terms of the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Options or other securities of Arizona Star that are convertible into or exchangeable or exercisable for Common Shares will have certificates representing the Common Shares received on such exercise available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to under Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

The Arizona Star Board of Directors, upon consultation with its financial and legal advisors and receipt of a recommendation of its special committee, has UNANIMOUSLY DETERMINED that the Offer is in the best interests of Arizona Star and the Shareholders and, accordingly, UNANIMOUSLY RECOMMENDS that Shareholders ACCEPT the Offer and DEPOSIT their Common Shares under the Offer.

The Offer price represents a premium of 27% over the volume weighted average trading price of the Common Shares on the TSXV for the 20 trading days ending on October 26, 2007, the last trading day prior to Barrick’s announcement of its intention to make the Offer.

All amounts payable under the Offer will be paid in Canadian dollars.

Shareholders who have deposited their Common Shares pursuant to the Offer will be deemed to have deposited the SRP Rights associated with such Common Shares. No additional payment will be made for the SRP Rights and no part of the consideration to be paid by Barrick for the Common Shares will be allocated to the SRP Rights.

Shareholders will not have dissenters’ or appraisal rights in connection with the Offer. However, Shareholders who do not tender their Common Shares to the Offer may have rights of dissent in the event Barrick elects to acquire such Common Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 15 of the Circular, “Acquisition of Common Shares Not Deposited”.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary.

Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Common Shares.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Barrick may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

2.	Time for Acceptance

The Offer is open for acceptance until 8:00 p.m. (Toronto time) on December 18, 2007 or such later time or times and date or dates as may be fixed by Barrick from time to time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer”, unless the Offer is withdrawn by Barrick.

3.	Manner of Acceptance

Letter of Transmittal

The Offer may be accepted by delivering to the Depositary at its office in Toronto, Ontario listed in the Letter of Transmittal (printed on YELLOW paper) accompanying the Offer, so as to be received at or prior to the Expiry Time:

(a)	certificate(s) representing the Common Shares in respect of which the Offer is being accepted;

(b)	a Letter of Transmittal in the form accompanying the Offer or a manually executed facsimile thereof, properly completed and executed as required by the instructions set out in the Letter of Transmittal (including signature guarantee if required); and

(c)	all other documents required by the instructions set out in the Letter of Transmittal.

Participants of CDS or DTC should contact the Depositary with respect to the deposit of their Common Shares under the Offer. CDS and DTC will be issuing instructions to their participants as to the method of depositing such Common Shares under the terms of the Offer.

Except as otherwise provided in the instructions set out in the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited therewith, and in certain other circumstances as set out in the Letter of Transmittal, (i) the accompanying certificate(s) representing the Common Shares must be endorsed or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder(s), and (ii) the signature on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as written on the face of the certificate(s) and must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

Unless waived by Barrick, holders of Common Shares are required to deposit one SRP Right for each common share of Arizona Star in order to effect a valid deposit of such Common Share prior to the Expiry Time. If the Separation Time does not occur before the Expiry Time, a deposit of Common Shares will also constitute a deposit of the associated SRP Rights. If the Separation Time occurs before the Expiry Time and Rights Certificates are distributed by Arizona Star to Shareholders prior to the time that the holder’s Common Shares are deposited pursuant to the Offer, in order for the Common Shares to be validly deposited, Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited by such Shareholder must be delivered to the Depositary. If the Separation Time occurs before the Expiry Time and Rights Certificates are not distributed by the time that a Shareholder deposits its Common Shares pursuant to the Offer, the Shareholder may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure described below. In any case, a deposit of Common Shares constitutes an agreement by the signatory to deliver Rights Certificate(s) representing SRP Rights equal in number to the Common Shares deposited pursuant to the Offer to the Depositary on or before the third trading day on the TSXV after the date, if any, that Rights Certificate(s) are distributed. Barrick reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive, prior to taking up the Common Shares for payment pursuant to the Offer, Rights Certificate(s) from a Shareholder representing SRP Rights equal in number to the Common Shares deposited by such holder.

In addition, Common Shares and, if applicable, Rights Certificates, may be deposited under the Offer in compliance with the procedures for guaranteed delivery set out below under the heading “Procedure for Guaranteed Delivery” or in compliance with the procedures for book-entry transfers set out below under the heading “Acceptance by Book-Entry Transfer”.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Common Shares under the Offer and either the certificate(s) representing the Common Shares are not immediately available or the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Common Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

(a)	the deposit is made by or through an Eligible Institution;

(b)	a properly completed and executed Notice of Guaranteed Delivery (printed on PINK paper) in the form accompanying the Offer, or a manually executed facsimile thereof, including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at or prior to the Expiry Time at its office in Toronto, Ontario listed on the Notice of Guaranteed Delivery;

(c)	the certificate(s) representing all Deposited Common Shares, and, if the Separation Time has occurred before the Expiry Time and Rights Certificates have been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and executed as required by the instructions set out in the Letter of Transmittal (including signature guarantee if required) and all other documents required thereby, are received by the Depositary at its office in Toronto, Ontario listed in the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSXV after the Expiry Date; and

(d)	in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and executed as required by the instructions set out in the Letter of Transmittal (including signature guarantee if required) and all other documents required thereby, are received by the Depositary at its office in Toronto, Ontario listed in the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSXV after Rights Certificates are distributed to Shareholders.

The Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile or mailed to the Depositary at its office in Toronto, Ontario listed on the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificate(s) representing Common Shares and all other required documents to any office other than the Toronto, Ontario office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.

Acceptance by Book-Entry Transfer

Shareholders may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of a Shareholder’s Common Shares into the Depositary’s account in accordance with CDS procedures for such transfer. Delivery of Common Shares to the Depositary by means of a book-entry transfer will constitute a valid tender under the Offer.

Shareholders, through their respective CDS participants, who utilize CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary’s account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered a valid tender in accordance with the terms of the Offer.

Shareholders may also accept the Offer by following the procedures for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent’s Message (as described below) in respect thereof, or a properly completed and executed Letter of Transmittal (including signature guarantee if required) and all other required documents, are received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. The Depositary has established an account at DTC for the purpose of the Offer. Any financial institution that is a participant in DTC may cause DTC to make a book-entry transfer of a Shareholder’s Common Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, as noted above, although delivery of Common Shares may be effected through book-entry transfer at DTC, either an Agent’s Message in respect thereof, or a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and executed (including signature guarantee if required), and all other required documents, must, in any case, be received by the Depositary, at its office in Toronto, Ontario at or prior to the Expiry Time. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Depositary. Such documents or Agent’s Message should be sent to the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgement from the participant in DTC depositing the Common Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal as if executed by such participant and that Barrick may enforce such agreement against such participant.

General

The Offer will be deemed to be accepted only if the Depositary has actually physically received the requisite documents at or before the time specified. In all cases, payment for Common Shares deposited and taken up by Barrick under the Offer will be made only after timely receipt by the Depositary of (a) certificate(s) representing the Common Shares (or, in the case of book-entry transfer to the Depositary, a Book-Entry Confirmation for the Common Shares), (b) a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and executed, covering such Common Shares with the signature(s) guaranteed in accordance with the instructions set out in the Letter of Transmittal (or, in the case of Common Shares deposited using the procedures for book-entry transfer established by DTC, an Agent’s Message), and (c) all other required documents.

The method of delivery of certificate(s) representing Common Shares (or a Book-Entry Confirmation for the Common Shares, as applicable), the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents is at the option and risk of the Shareholder depositing those documents. Barrick recommends that those documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary at or prior to the Expiry Time. Delivery will only be effective upon actual physical receipt by the Depositary.

Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Common Shares.

All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of any Common Shares deposited under the Offer will be determined by Barrick in its sole discretion. Depositing Shareholders agree that such determination will be final and binding. Barrick reserves the absolute right to reject any and all deposits that it determines not to be in proper form or that may be unlawful to accept under the laws of any jurisdiction. Barrick reserves the absolute right to waive any defects or irregularities in the deposit of any Common Shares. There shall be no duty or obligation of Barrick, the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred or suffered by any of them for failure to give any such notice. Barrick’s interpretation of the terms and conditions of the Offer, the Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and any other related documents will be final and binding.

Under no circumstances will interest accrue or any amount be paid by Barrick or the Depositary by reason of any delay in making payments for Common Shares to any person on account of Common Shares accepted for payment under the Offer.

Barrick reserves the right to permit the Offer to be accepted in a manner other than that set out in this Section 3.

Dividends and Distributions

Subject to the terms and conditions of the Offer and subject, in particular, to Common Shares being validly withdrawn by or on behalf of a depositing Shareholder, and except as provided below, by accepting the Offer pursuant to the procedures set out herein, a Shareholder deposits, sells, assigns and transfers to Barrick all right, title and interest in and to the Common Shares covered by the Letter of Transmittal or book-entry transfer (the “Deposited Common Shares”) and in and to all rights and benefits arising from such Deposited Common Shares including, without limitation, any and all dividends, distributions, payments, securities, property or other interests (including the SRP Rights) that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Common Shares or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, “Distributions”).

Power of Attorney

The execution of a Letter of Transmittal (or, in the case of Common Shares deposited by book-entry transfer by the making of a book-entry transfer) irrevocably constitutes and appoints, effective at and after the time (the “Effective Time”) that Barrick takes up the Deposited Common Shares, each director or officer of Barrick, and any other person designated by Barrick in writing, as the true and lawful agent, attorney, attorney-in-fact and proxy of the holder of the Common Shares covered by the Letter of Transmittal or book-entry transfer (which Common Shares upon being taken up are, together with any Distributions thereon, hereinafter referred to as the “Purchased Securities”) with respect to such Purchased Securities, with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder:

(a)	to register or record the transfer and/or cancellation of such Purchased Securities to the extent consisting of securities on the appropriate securities registers maintained by or on behalf of Arizona Star;

(b)	for so long as any such Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable Laws), as and when requested by Barrick, any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to Barrick in respect of any or all Purchased Securities, to revoke any such instruments, authorizations or consents given prior to or after the Effective Time, and to designate in any such instruments, authorizations or consents any person or persons as the proxyholder of such Shareholder in respect of such Purchased Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Arizona Star;

(c)	to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of, such Shareholder; and

(d)	to exercise any other rights of a Shareholder with respect to such Purchased Securities, all as set out in the Letter of Transmittal.

A Shareholder accepting the Offer under the terms of the Letter of Transmittal (including book-entry transfer) revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Common Shares or any Distributions. The Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Common Shares or any Distributions by or on behalf of the depositing Shareholder unless the Deposited Common Shares are not taken up and paid for under the Offer or are withdrawn in accordance with Section 8 of the Offer, “Withdrawal of Deposited Common Shares”.

A Shareholder accepting the Offer also agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Arizona Star and, except as may otherwise be agreed with Barrick, not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to Barrick any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities, and agrees to designate or appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by Barrick as the proxy of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

Further Assurances

A Shareholder accepting the Offer covenants under the terms of the Letter of Transmittal (including book-entry transfer) to execute, upon request of Barrick, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to Barrick. Each authority therein conferred or agreed to be conferred is, to the extent permitted by applicable Laws, irrevocable and may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by applicable Laws, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder.

Formation of Agreement; Shareholder’s Representations and Warranties

The acceptance of the Offer pursuant to the procedures set out above constitutes a binding agreement between a depositing Shareholder and Barrick, effective immediately following the time at which Barrick takes up the Common Shares deposited by such Shareholder, in accordance with the terms and conditions of the Offer. This agreement includes a representation and warranty by the depositing Shareholder that (a) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made has full power and authority to deposit, sell, assign and transfer the Deposited Common Shares and all rights and benefits arising from such Deposited Common Shares including, without limitation, any Distributions, (b) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made owns the Deposited Common Shares and any Distributions deposited under the Offer, (c) the Deposited Common Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Common Shares or Distributions, to any other person, (d) the deposit of the Deposited Common Shares and Distributions complies with applicable Laws, and (e) when the Deposited Common Shares and Distributions are taken up and paid for by Barrick, Barrick will acquire good title thereto (and to any Distributions), free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

4.	Conditions of the Offer

Notwithstanding any other provision of the Offer and subject to applicable Laws, Barrick will have the right to withdraw the Offer and not take up and pay for or extend the period of time during which the Offer is open and postpone taking up and paying for, any Common Shares deposited under the Offer, unless all of the following conditions are satisfied or waived by Barrick at or prior to the Expiry Time:

(a)	there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time that number of Common Shares which constitutes at least 66 2/3% of the Common Shares outstanding calculated on a fully diluted basis (the “Minimum Tender Condition”);

(b)	all requisite government and regulatory approvals, waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates and exemptions (including, among others, those of any stock exchanges or other securities or regulatory authorities) that are, as determined by Barrick, acting reasonably, necessary or advisable to complete the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to Barrick, acting reasonably;

(c)	the Support Agreement shall not have been terminated by Arizona Star or by Barrick in accordance with its terms;

(d)	Barrick shall have determined, acting reasonably, that: (x) no act, action, suit or proceeding shall have been taken or threatened in writing before or by any Governmental Entity or by an elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) whether or not having the force of Law; and (y) no Law, regulation or policy shall exist or have been proposed, enacted, entered, promulgated or applied, in either case:

(i)	to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to Barrick of the Common Shares or the right of Barrick to own or exercise full rights of ownership of the Common Shares;

(ii)	which, if the Offer (or any Compulsory Acquisition or any Subsequent Acquisition Transaction) were consummated, would reasonably be expected to have a Material Adverse Effect in respect of Arizona Star or Barrick;

(iii)	which would materially and adversely affect the ability of Barrick to proceed with the Offer (or any Compulsory Acquisition or any Subsequent Acquisition Transaction) and/or take up and pay for any Common Shares deposited under the Offer;

(iv)	seeking to obtain from Barrick or any of Barrick’s subsidiaries or Arizona Star or any of Arizona Star’s subsidiaries any material damages directly or indirectly in connection with the Offer (or any Compulsory Acquisition or any Subsequent Acquisition Transaction); or

(v)	seeking to prohibit or limit the ownership or operation by Barrick of any material portion of the business or assets of Arizona Star or Arizona Star’s subsidiaries or to compel Barrick or Barrick’s subsidiaries to dispose of or hold separate any material portion of the business or assets of Arizona Star or any of Arizona Star’s subsidiaries as a result of the Offer (or any Compulsory Acquisition or any Subsequent Acquisition Transaction);

(e)	there shall not exist any prohibition at Law against Barrick making or maintaining the Offer or taking up and paying for any Common Shares deposited under the Offer or completing a Compulsory Acquisition or any Subsequent Acquisition Transaction;

(f)	Barrick shall have determined, acting reasonably, that there shall not exist or have occurred (or, if there does exist or shall have occurred prior to the date of the Support Agreement, there shall not have been disclosed, generally or to Barrick in writing on or before the execution and delivery of the Support Agreement) any change, condition, event or development (or any change, condition, event or development involving a prospective change) which, when considered either individually or in the aggregate, has resulted or would reasonably be expected to result in a Material Adverse Effect in respect of Arizona Star;

(g)	Arizona Star shall have complied in all material respects with its covenants and obligations under the Support Agreement to be complied with at or prior to the Expiry Time (without giving effect to, applying or taking into consideration any materiality qualification already contained in such covenant or obligation);

(h)	all representations and warranties made by Arizona Star in the Support Agreement shall be true and correct at and as of the Expiry Time, as if made at and as of such time (except for those expressly stated to speak at or as of an earlier time), except where such inaccuracies in the representations and warranties (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representations and warranties), individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect in respect of Arizona Star or materially and adversely affect the ability of Barrick to proceed with the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction or, if the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction were consummated, would not reasonably be expected to have a Material Adverse Effect in respect of Arizona Star or Barrick;

(i)	Barrick shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings made in relation to all matters covered in earlier filings), in any document filed by or on behalf of Arizona Star with any securities commission or similar securities regulatory authority in any of the provinces or territories of Canada or elsewhere, including any prospectus, annual information form, financial statement, material change report, management proxy circular, feasibility study or executive summary thereof, press release or any other document so filed by Arizona Star which Barrick shall have determined in its reasonable judgment constitutes a Material Adverse Effect with respect to Arizona Star;

(j)	Barrick shall have determined, acting reasonably, that there shall not have occurred, developed or come into effect or existence any event, action, state, condition or financial occurrence of national or international consequence, or any Law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever, that materially adversely affects or involves, or could reasonably be expected to materially adversely affect or involve, the financial, banking or capital markets generally;

(k)	Barrick shall have determined in its reasonable discretion that, on terms satisfactory to Barrick: (i) the Arizona Star Board of Directors shall have waived the application of the Shareholder Rights Plan to the purchase of Common Shares by Barrick under the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction; (ii) a cease trade order or an injunction shall have been issued that has the effect of prohibiting or preventing the exercise of SRP Rights or the issue of common shares of Arizona Star upon the exercise of the SRP Rights in relation to the purchase of Common Shares by Barrick under the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; (iii) a court of competent jurisdiction shall have ordered that the SRP Rights are illegal or of no force or effect or may not be exercised in relation to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; or (iv) the SRP Rights and the Shareholder Rights Plan shall otherwise have become or been held unexercisable or unenforceable in relation to the Common Shares with respect to the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction and any acquisition of Common Shares pursuant thereto;

(l)	all outstanding Options will have been exercised in full, cancelled or irrevocably released, surrendered or waived or otherwise dealt with on terms satisfactory to Barrick, acting reasonably; and

(m)	each of the Lock-Up Agreements shall have been complied with and shall not have been terminated.

The foregoing conditions are for the exclusive benefit of Barrick and may be asserted by Barrick regardless of the circumstances giving rise to any such assertion, including any action or inaction by Barrick. Barrick may waive any of the foregoing conditions in whole or in part at any time and from time to time without prejudice to any other rights which Barrick may have. The failure by Barrick at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time.

Any waiver of a condition or the termination or withdrawal of the Offer will be deemed to have been given and to be effective upon written notice or other communication confirmed in writing by Barrick to that effect to the Depositary at its principal office in Toronto, Ontario. Forthwith after giving any such notice, Barrick will make a public announcement of such waiver or withdrawal and, to the extent required by applicable Laws, will cause the Depositary as soon as practicable thereafter to notify the Shareholders in the manner set out in Section 10 of the Offer, “Notices and Delivery”, and will provide a copy of the aforementioned notice to the TSXV and the AMEX. If the Offer is withdrawn, Barrick will not be obligated to take up, accept for payment or pay for any Common Shares deposited under the Offer and the Depositary will promptly return all certificate(s) representing Deposited Common Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents in its possession to the parties by whom they were deposited.

5.	Extension, Variation or Change in the Offer

The Offer is open for acceptance until, but not after, the Expiry Time, subject to extension or variation in Barrick’s sole discretion, unless the Offer is withdrawn by Barrick.

Subject to the limitations hereafter described, Barrick reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance (or at any other time if permitted by applicable Laws), to extend the Expiry Date or the Expiry Time or to vary the Offer by giving written notice (or other communication subsequently confirmed in writing, provided that such confirmation is not a condition of the effectiveness of the notice) of such extension or variation to the Depositary at its principal office in Toronto, Ontario, and by causing the Depositary as soon as practicable thereafter to communicate such notice in the manner set out in Section 10 of the Offer, “Notices and Delivery”, to all registered Shareholders whose Common Shares have not been taken up prior to the extension or variation. Barrick shall, as soon as practicable after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation to the extent and in the manner required by applicable Laws and provide a copy of the notice thereof to the TSXV and the AMEX. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its principal office in Toronto, Ontario.

The Support Agreement and the Lock-Up Agreements restrict Barrick’s ability to amend certain of the terms and conditions of the Offer without the prior written consent of Arizona Star and, in some cases, certain Locked-Up Shareholders. See Section 5 of the Circular, “Support Agreement”, and Section 6 of the Circular, “Lock-Up Agreements”.

Where the terms of the Offer are varied (other than a variation consisting solely of a waiver of one or more conditions), the Offer will not expire before ten days after the notice of such variation has been given to Shareholders, unless otherwise permitted by applicable Laws and subject to abridgement or elimination of that period pursuant to such order or orders or other forms of relief as may be granted by applicable courts and securities regulatory authorities.

If, prior to the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular, each as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of Barrick or of an affiliate of Barrick), Barrick will give written notice of such change to the Depositary at its principal office in Toronto, Ontario, and will cause the Depositary to provide as soon as practicable thereafter notice of such change in the manner set out in Section 10 of the Offer, “Notices and Delivery”, to all Shareholders whose Common Shares have not been taken up under the Offer at the date of the occurrence of the change, if required by applicable Laws. As soon as practicable after giving notice of a change in information to the Depositary, Barrick will make a public announcement of the change in information to the extent and in the manner required by applicable Laws and provide a copy of the notice thereof to the TSXV and the AMEX and the applicable securities regulatory authorities. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.

Notwithstanding the foregoing, but subject to applicable Laws, the Offer may not be extended by Barrick if all of the terms and conditions of the Offer, except those waived by Barrick, have been fulfilled or complied with, unless Barrick first takes up all Common Shares deposited under the Offer and not withdrawn.

During any extension or in the event of any variation of the Offer or change in information, all Common Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be taken up by Barrick in accordance with the terms hereof, subject to Section 8 of the Offer, “Withdrawal of Deposited Common Shares”. An extension of the Expiry Time, a variation of the Offer or a change in information does not, unless otherwise expressly stated, constitute a waiver by Barrick of its rights under Section 4 of the Offer, “Conditions of the Offer”.

If, prior to the Expiry Time, the consideration being offered for the Common Shares under the Offer is increased, the increased consideration will be paid to all depositing Shareholders whose Common Shares are taken up under the Offer, whether or not such Common Shares were taken up before the increase.

6.	Take Up and Payment for Deposited Common Shares

If all of the conditions described in Section 4 of the Offer, “Conditions of the Offer”, have been satisfied or waived by Barrick, Barrick will take up and pay for Common Shares validly deposited under the Offer and not properly withdrawn not later than two Business Days after the Expiry Time. Any Common Shares taken up under the Offer will be paid for promptly, and in any event not more than two Business Days after they are taken up. Subject to applicable Laws, any Common Shares deposited under the Offer after the first date on which Common Shares have been taken up by Barrick under the Offer but prior to the Expiry Time will be taken up and paid for within ten days of such deposit.

Barrick will be deemed to have taken up and accepted for payment Common Shares validly deposited and not withdrawn under the Offer if, as and when Barrick gives written notice or other communication confirmed in writing to the Depositary at its principal office in Toronto, Ontario to that effect. Subject to applicable Laws, Barrick expressly reserves the right in its sole discretion to delay taking up and paying for any Common Shares or to, on or after the initial Expiry Time, withdraw or terminate the Offer and not take up or pay for any Common Shares if any condition specified in Section 4 of the Offer, “Conditions of the Offer”, is not satisfied or waived, by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Toronto, Ontario.

Barrick will pay for Common Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to depositing Shareholders. Under no circumstances will any interest accrue or be paid by Barrick or the Depositary to persons depositing Common Shares on the purchase price of Common Shares purchased by Barrick, regardless of any delay in making payments for Common Shares.

The Depositary will act as the agent of persons who have deposited Common Shares in acceptance of the Offer for the purposes of receiving payment from Barrick and transmitting such payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Common Shares.

Settlement with each Shareholder who has deposited (and not withdrawn) Common Shares under the Offer will be made by the Depositary issuing or causing to be issued a cheque (except for payments in excess of $25 million, which will be made by wire transfer) payable in Canadian funds in the amount to which the person depositing Common Shares is entitled. Unless otherwise directed by the Letter of Transmittal, the cheque will be issued in the name of the registered holder of the Common Shares so deposited. Unless the person depositing the Common Shares instructs the Depositary to hold the cheque for pick-up by checking the appropriate box in the Letter of Transmittal, the cheque will be forwarded by first class mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, the cheque will be sent to the address of the registered holder as shown on the securities registers maintained by or on behalf of Arizona Star. Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to applicable Laws, Barrick may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary.

7.	Return of Deposited Common Shares

Any deposited Common Shares that are not taken up and paid for by Barrick pursuant to the terms and conditions of the Offer for any reason will be returned, at Barrick’s expense, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal or termination of the Offer, by either (i) sending certificates representing the Common Shares not purchased by first class insured mail to the address of the depositing Shareholder specified in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the securities registers maintained by or on behalf of Arizona Star, or (ii) in the case of Common Shares deposited by book-entry transfer of such Common Shares pursuant to the procedures set out in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, such Common Shares will be credited to the depositing holder’s account maintained with CDS or DTC, as applicable.

8.	Withdrawal of Deposited Common Shares

Except as otherwise stated in this Section 8 of the Offer or as otherwise required by applicable Law, all deposits of Common Shares under the Offer are irrevocable. Unless otherwise required or permitted by applicable Laws, any Common Shares deposited in acceptance of the Offer may be withdrawn at the place of deposit by or on behalf of the depositing Shareholder:

(a)	at any time before the Common Shares have been taken up by Barrick under the Offer;

(b)	if the Common Shares have not been paid for by Barrick within three business days after having been taken up; or

(c)	at any time before the expiration of ten days from the date upon which either:

(i)	a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of Barrick or of an affiliate of Barrick), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)	a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Common Shares where the time for deposit is not extended for more than ten days, or a variation consisting solely of a waiver of a condition of the Offer),

is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders or other forms of relief as may be granted by applicable courts or securities regulatory authorities) and only if such deposited Common Shares have not been taken up by Barrick at the date of the notice.

Withdrawals of Common Shares deposited under the Offer must be effected by notice of withdrawal made by or on behalf of the depositing Shareholder and must be received by the Depositary at the place of deposit of the applicable Common Shares (or Notice of Guaranteed Delivery in respect thereof) within the time limits indicated above. Notices of withdrawal: (a) must be made by a method, including a manually executed facsimile transmission, that provides the Depositary with a written or printed copy; (b) must be signed by or on behalf of the person(s) who signed the Letter of Transmittal accompanying (or Notice of Guaranteed Delivery in respect of) the Common Shares which are to be withdrawn; and (c) must specify such person’s name, the number of Common Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Common Shares to be withdrawn. Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions set out therein), except in the case of Common Shares deposited for the account of an Eligible Institution. The withdrawal will take effect only upon actual physical receipt by the Depositary of the properly completed and executed written notice of withdrawal.

If Common Shares have been deposited pursuant to the procedures for book-entry transfer, as set out in Section 3 of this Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer” any notice of withdrawal must specify the name and number of the account at CDS or DTC, as applicable, to be credited with the withdrawn Common Shares and otherwise comply with the procedures of CDS or DTC, as applicable.

A withdrawal of Common Shares deposited under the Offer can only be accomplished in accordance with the foregoing procedures.

All questions as to the validity (including, without limitation, timely receipt) and form of notices of withdrawal will be determined by Barrick in its sole discretion, and such determination will be final and binding. There shall be no duty or obligation of Barrick, the Depositary, the Information Agent or any other person to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred or suffered by any of them for failure to give such notice.

If Barrick extends the period of time during which the Offer is open, is delayed in taking up or paying for Common Shares or is unable to take up or pay for Common Shares for any reason, then, without prejudice to Barrick’s other rights, Common Shares deposited under the Offer may, subject to applicable Laws, be retained by the Depositary on behalf of Barrick and such Common Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set out in this Section 8 or pursuant to applicable Laws.

Withdrawals cannot be rescinded and any Common Shares withdrawn will thereafter be deemed to be not validly deposited for the purposes of the Offer, but may be re-deposited at any subsequent time prior to the Expiry Time by following any of the procedures described in Section 3 of the Offer, “Manner of Acceptance”.

In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission or to damages, or both, in certain circumstances. See Section 25 of the Circular, “Statutory Rights”.

9.	Changes in Capitalization; Adjustments; Liens

If, on or after the date of the Offer, Arizona Star should divide, combine, reclassify, consolidate, convert or otherwise change any of the Common Shares or its capitalization, or disclose that it has taken or intends to take any such action, then Barrick may, in its sole discretion and without prejudice to its rights under “Conditions of the Offer” in Section 4 of the Offer, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amount payable therefor) to reflect such division, combination, reclassification, consolidation, conversion or other change.

Common Shares and any Distributions acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by Barrick free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including without limitation, the right to any and all dividends, distributions, payments, securities, property, rights (including SRP Rights), assets or other interests which may be accrued, declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Common Shares. If, on or after the date of the Offer, Arizona Star should declare, set aside or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Common Share, which is or are payable or distributable to Shareholders on a record date prior to the date of transfer into the name of Barrick or its nominee or transferee on the securities registers maintained by or on behalf of Arizona Star in respect of Common Shares accepted for purchase under the Offer, then (and without prejudice to its rights under “Conditions of the Offer” in Section 4 of the Offer): (a) in the case of cash dividends, distributions or payments, the amount of dividends, distributions or payments shall be received and held by the depositing Shareholders for the account of Barrick until Barrick pays for such Common Shares, and to the extent that such dividends, distributions or payments do not exceed the cash purchase price per Common Share payable by Barrick pursuant to the Offer, the cash purchase price per Common Share, as the case may be, pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment; (b) in the case of non-cash dividends, distributions, payments, securities, property, rights, assets or other interests, the whole of any such non-cash dividends, distributions, payments, securities, property, rights, assets or other interests shall be received and held by the depositing Shareholders for the account of Barrick and shall be required to be promptly remitted and transferred by the depositing Shareholders to the Depositary for the account of Barrick, accompanied by appropriate documentation of transfer; and (c) in the case of any cash dividends, distributions or payments in an aggregate amount that exceeds the cash purchase price per Common Share payable by Barrick pursuant to the Offer, the whole of any such cash dividend, distribution or payment shall be received and held by the depositing Shareholders for the account of Barrick and shall be required to be promptly remitted and transferred by the depositing Shareholders to the Depositary for the account of Barrick, accompanied by appropriate documentation of transfer. Pending such remittance, Barrick will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, securities, property, rights, assets or other interests and may withhold the entire purchase price payable by Barrick under the Offer or deduct from the consideration payable by Barrick under the Offer the amount or value thereof, as determined by Barrick in its sole discretion.

The declaration or payment of any such dividend or distribution may have tax consequences not discussed under “Certain Canadian Federal Income Tax Considerations” in Section 19 of the Circular or “Certain United States Federal Income Tax Considerations” in Section 20 of the Circular.

10.	Notices and Delivery

Without limiting any other lawful means of giving notice, and unless otherwise specified by applicable Laws, any notice to be given by Barrick or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Shareholders at their respective addresses as shown on the securities registers maintained by or on behalf of Arizona Star and, unless otherwise specified by applicable Laws, will be deemed to have been received on the first business day following the date of mailing. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail services following mailing. Except as otherwise permitted by applicable Laws, in the event of any interruption or delay of mail service following mailing, Barrick intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by Law, if post offices in Canada or the United States are not open for the deposit of mail, any notice which Barrick or the Depositary may give or cause to be given to Shareholders under the Offer will be deemed to have been properly given and to have been received by Shareholders if (a) it is given to the TSXV and the AMEX for dissemination through their respective facilities; (b) it is published once in the National Edition of The Globe and Mail or The National Post; or (c) or it is given to the Canada News Wire Service for dissemination through its facilities.

The Offer and Circular and the accompanying Letter of Transmittal and Notice of Guaranteed Delivery will be mailed to registered holders of Common Shares by first class mail, postage prepaid or made in such other manner as is permitted by applicable Laws and Barrick will use its reasonable efforts to furnish such documents to investment advisors, stockbrokers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear in the securities registers maintained by or on behalf of Arizona Star in respect of the Common Shares or, if security position listings are available, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to the beneficial owners of Common Shares where such listings are received.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the Toronto, Ontario office of the Depositary specified in the Letter of Transmittal or in the Notice of Guaranteed Delivery, as applicable.

11.	Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, cheques and any other relevant documents will not be mailed if Barrick determines that delivery thereof by mail may be delayed. Persons entitled to cheques and/or any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary, to which the deposited certificate(s) for Common Shares were delivered until such time as Barrick has determined that delivery by mail will no longer be delayed. Barrick shall provide notice of any such determination not to mail made under this Section 11 as soon as reasonably practicable after the making of such determination and in accordance with Section 10 of the Offer, “Notices and Delivery”. Notwithstanding Section 6 of the Offer, “Take Up and Payment for Deposited Common Shares”, cheques and any other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the depositing Shareholder at the Toronto, Ontario office of the Depositary.

12.	Market Purchases

Except as set forth below, Barrick reserves the right to, and may acquire, or cause an affiliate to acquire, beneficial ownership of Common Shares by making purchases through the facilities of the TSXV, subject to applicable Laws, at any time prior to the Expiry Time. In no event will Barrick make any such purchases of Common Shares until the third business day (as defined in the BCSA) following the date of the Offer. If Barrick purchases Common Shares during the Offer other than pursuant to the Offer, the Common Shares so purchased will be counted in the determination as to whether the Minimum Tender Condition has been fulfilled. The aggregate number of Common Shares acquired by Barrick through the facilities of the TSXV after the date of the Offer to and including the Expiry Date shall not exceed 5% of the outstanding Common Shares as of the date of the Offer, and Barrick will issue and file a news release forthwith after the close of business of the TSXV on each day on which such Common Shares have been purchased. The news release will disclose the purchaser, the number of Common Shares purchased by the purchaser on that day, the highest price paid by the purchaser for Common Shares on that day, the average price paid for the Common Shares purchased by the purchaser through the facilities of the TSXV during the currency of the Offer, and the total number of securities owned by the purchaser as of the close of business of the TSXV on that day. For the purposes of this Section 12, “Barrick” includes Barrick and any person acting jointly or in concert with Barrick.

Although Barrick has no present intention to sell Common Shares taken up under the Offer, subject to applicable Laws, Barrick and its affiliates reserve the right to make or enter into arrangements, commitments or understandings at or prior to the Expiry Time to sell any of such Common Shares after the Expiry Time, subject to compliance with applicable securities laws.

13.	Other Terms of the Offer

(a)	The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario and all courts competent to hear appeals therefrom.

(b)	Barrick reserves the right to transfer to one or more affiliates of Barrick the right to purchase all or any portion of the Common Shares deposited under the Offer, but any such transfer will not relieve Barrick of its obligation under the Offer and will in no way prejudice the rights of persons depositing Common Shares to receive payment for Common Shares validly deposited and accepted for payment under the Offer.

(c)	In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of Barrick by brokers or dealers licensed under the laws of such jurisdiction.

(d)	No broker, dealer or other person has been authorized to give any information or make any representation on behalf of Barrick not contained herein or in the accompanying Circular, and, if given or made, such information or representation must not be relied upon as having been authorized. No stockbroker, investment dealer or other person shall be deemed to be the agent of Barrick, the Depositary or the Information Agent for the purposes of the Offer.

(e)	The provisions of the Glossary, the Summary, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer.

(f)	Barrick, in its sole discretion, will be entitled to make a final and binding determination of all questions relating to the interpretation of the terms and conditions of the Offer (including, without limitation, the satisfaction of the conditions of the Offer), the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawals of Common Shares.

(g)	Barrick reserves the right to waive any defect in acceptance with respect to any particular Common Share or any particular Shareholder. There shall be no duty or obligation of Barrick, the Depositary, the Information Agent or any other person to give notice of any defect or irregularity in the deposit of any Common Shares or in any notice of withdrawal and in each case no liability shall be incurred or suffered by any of them for failure to give such notice.

(h)	The Offer and Circular do not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the Laws of such jurisdiction. However, Barrick may, in its sole discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to Shareholders in any such jurisdiction.

The Offer and the accompanying Circular constitute the take-over bid circular required under Canadian provincial securities legislation with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

Dated: November 9, 2007	BARRICK GOLD CORPORATION

Gregory C. Wilkins
President and Chief Executive Officer

CIRCULAR

This Circular is furnished in connection with the accompanying Offer dated November 9, 2007 by Barrick to purchase all of the issued and outstanding Common Shares of Arizona Star. The terms and conditions of the Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Shareholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to the manner of payment and withdrawal rights. Terms defined in the Glossary and not otherwise defined in this Circular have the respective meanings given to them in the Glossary, unless the context otherwise requires.

Unless otherwise indicated, the information concerning Arizona Star contained in the Offer and Circular has been taken from or based upon publicly available documents and records on file with Canadian securities authorities and other public sources available at the time of the Offer. Although Barrick has no knowledge that would indicate that any statements contained herein relating to Arizona Star taken from or based on such documents and records are untrue or incomplete, neither Barrick nor any of its officers or directors assumes any responsibility for the accuracy or completeness of such information or for any failure by Arizona Star to disclose events or facts that may have occurred or which may affect the significance or accuracy of any such information but that are unknown to Barrick. Unless otherwise indicated, information concerning Arizona Star is given as of April 30, 2007.

1.	Barrick

Barrick is a leading international gold mining company, with a portfolio of 27 operating mines and nine advanced exploration and development projects located across five continents and a large land position on the world’s best exploration belts. Barrick holds a pre-eminent position within the gold mining industry. Barrick’s vision is to be the world’s best gold company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner.

Barrick’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ABX”. Barrick is a corporation existing under the Business Corporations Act (Ontario), as amended, resulting from the amalgamation of Barrick Gold Corporation and Placer Dome Inc. on May 9, 2006. Barrick’s head office and principal place of business is Brookfield Place, TD Canada Trust Tower, Suite 3700, 161 Bay Street, P.O. Box 212, Toronto, Ontario, Canada M5J 2S1.

2.	Arizona Star

Arizona Star is a Canadian mining exploration company that currently holds a 51% interest in the Aldebaran Property in Chile, which includes the large development stage Cerro Casale gold-copper deposit.

Arizona Star was incorporated under the Company Act (British Columbia) on February 3, 1986. Arizona Star’s Articles were substituted on August 15, 1990. In 2004, the Company transitioned under the BCBCA and, in 2006, amended its Notice of Articles to remove the application of certain provisions of the predecessor Company Act (British Columbia) and adopted a new set of Articles to reflect that alteration and otherwise be consistent with the provisions of the BCBCA.

Arizona Star’s Common Shares are listed on the TSXV and the AMEX under the symbol “AZS”. Arizona Star’s head office is located at 401 Bay Street, Suite 2700, P.O. Box 152, Toronto, Ontario, Canada M5H 2Y4 and the registered and records office is located at 15th Floor, Suite 1500, The Grosvenor Building, 1040 Georgia Street, Vancouver, British Columbia, Canada V6E 4H8.

3.	Certain Information Concerning Arizona Star and Its Securities

Share Capital of Arizona Star

The authorized capital of Arizona Star consists of 100,000,000 Common Shares without par value. Arizona Star has represented to Barrick in the Support Agreement that as of October 28, 2007, there were issued and outstanding (a) 42,325,937 Common Shares, and (b) 625,000 Options to acquire an aggregate of 625,000 Common Shares.

Prior Distributions and Purchases of Common Shares

Based on publicly available information, Barrick believes that the following table sets out all distributions and purchases of Common Shares by Arizona Star during the five years preceding the Offer:

			Aggregate
			Gross
		Price Per	Proceeds to
Period(1)	Securities Issued	Security(2)	Arizona Star

2002	Nil.
2003	Issuance of 308,000 Common Shares on the exercise of options.(2)	$1.00	$308,000
2004	Issuance of 257,500 Common Shares on the exercise of options.(2)	$1.00	$257,500
2005	Issuance of 800,000 Common Shares by private placement.	$6.40	$5,120,000
	Issuance of 485,000 Common Shares on the exercise of options.(2)	$1.00	$485,000
2006	Nil.
2007	Issuance of 650,000 Common Shares by private placement.	$9.25	$6,012,500
	Issuance of 75,000 Common Shares on the exercise of options.(2)	$1.00	$75,000
2008	Nil.

(1)	The period referenced is the financial year of Arizona Star, which ends on April 30 in each year. For 2008, the period referenced is the period from May 1, 2007 to July 31, 2007.

(2)	For Common Shares issued on the exercise of options, the price per security is the average exercise price per security.

Dividend Record of Common Shares

Since its incorporation, Arizona Star has not paid any dividends on its Common Shares. According to Arizona Star’s annual information form dated July 27, 2007, the payment of dividends by Arizona Star in the future is dependent upon the earnings and financial condition of Arizona Star and other factors which the Board of Directors of Arizona Star may deem appropriate from time to time.

4.	Price Range and Trading Volume of Arizona Star Common Shares

The Common Shares are listed and posted for trading on the TSXV and the AMEX. The closing price of the Common Shares on the TSXV and the AMEX on October 26, 2007, the last trading day prior to Barrick’s announcement of its intention to make the Offer on October 29, 2007, was Cdn.$14.70 and US$15.24, respectively. The Offer represents a premium of 27% over the volume weighted average trading price of the Common Shares on the TSXV for the 20 trading days ending on October 26, 2007.

The following table sets forth, for the periods indicated, the reported high and low daily trading prices and the aggregate volume of trading of the Common Shares on the TSXV and the AMEX for the periods indicated:

	Trading of Common Shares			Trading of Common Shares
	TSXV			AMEX
	High	Low	Volume	High	Low	Volume
	($)	($)	(#)	(US$)	(US$)	(#)

2006
October	11.35	9.50	1,447,900	10.24	8.30	270,300
November	15.00	11.35	2,161,599	13.15	10.01	721,800
December	14.88	13.60	696,924	13.08	11.70	178,600
2007
January	14.25	13.06	659,401	12.12	11.15	311,100
February	14.75	12.74	384,772	12.45	10.95	478,820
March	14.20	13.35	471,841	12.14	11.45	293,100
April	14.00	12.96	204,100	12.22	11.35	314,000
May	13.64	12.49	754,664	12.42	11.35	221,100
June	12.84	11.02	129,501	12.00	10.30	172,700
July	13.00	11.00	334,550	12.35	10.41	227,400
August	12.50	9.03	566,463	11.65	8.25	286,600
September	14.00	9.57	1,241,210	14.03	9.31	535,200
October	18.10	13.55	20,288,838	19.18	13.75	923,800
November 1 to November 8	18.00	17.72	1,994,163	19.55	17.50	306,680

Source: TSXV: TSX Market Data; AMEX: Sungard Data.

5.	Support Agreement

On October 28, 2007, Barrick and Arizona Star entered into the Support Agreement, which sets out, among other things, the terms and conditions upon which Arizona Star agrees to recommend that Shareholders accept the Offer. The following is a summary of certain provisions of the Support Agreement. It does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Support Agreement. The Support Agreement has been filed by Arizona Star with the Canadian securities regulatory authorities and is available at www.sedar.com.

Support of the Offer

Arizona Star has announced that the Arizona Star Board of Directors, upon consultation with its financial and legal advisors and on receipt of a recommendation from its special committee, has unanimously determined that the Offer is in the best interests of Arizona Star and the Shareholders. Accordingly, the Arizona Star Board of Directors has unanimously approved the making of a recommendation that Shareholders accept the Offer. Each member of the Arizona Star Board of Directors has agreed to support the Offer and, subject to the provisions of the Support Agreement, Arizona Star has agreed to co-operate in good faith and use all commercially reasonable efforts to support the Offer and ensure that the Offer will be successful. In addition, all of Arizona Star’s officers and directors and a significant Shareholder have entered into the Lock-Up Agreements, pursuant to which they have agreed, subject to the terms and conditions of the Lock-Up Agreements, to tender all of their Common Shares (together with all associated SRP Rights), including any Common Shares issued upon the exercise of any Options held by the Locked-Up Shareholders, to the Offer. See Section 6 of this Circular, “Lock-Up Agreements”.

The Offer

Barrick has agreed to make the Offer on the terms and conditions set forth in the Support Agreement and, provided all of the conditions of the Offer set forth in Section 4 of the Offer, “Conditions of the Offer”, shall have been satisfied or waived at or prior to the Expiry Time, Barrick has agreed to take up and pay for all Common Shares validly tendered and not withdrawn under the Offer within the time periods required by applicable Laws. See Section 6 of the Offer, “Take Up and Payment for Deposited Common Shares”.

Barrick is permitted, in its sole discretion, to modify or waive any term or condition of the Offer; provided that Barrick cannot, without the prior consent of Arizona Star, increase the Minimum Tender Condition, impose additional conditions to the Offer, decrease the consideration per Common Share, decrease the number of Common Shares in respect of which the Offer is made, change the form of consideration payable under the Offer (other than to increase the total consideration per Common Share and/or add additional consideration or consideration alternatives) or otherwise vary the Offer or any terms or conditions thereof (which for greater certainty does not include a waiver of a condition) in a manner which is adverse to the Shareholders.

Shareholder Rights Plan

The Arizona Star Board of Directors has agreed to take all further action necessary (a) in order to ensure that the Separation Time does not occur in connection with the Support Agreement or any of the Contemplated Transactions, (b) otherwise to give effect to the waiver, if required, of the application of the Shareholder Rights Plan to the Contemplated Transactions and to ensure that the Shareholder Rights Plan does not interfere with or impede the success of any of the Contemplated Transactions, and (c) in order to ensure that upon the take up of Common Shares pursuant to the Offer, all SRP Rights cease to be exercisable and are immediately redeemed at the Redemption Price as provided under the Shareholder Rights Plan without further formality and to ensure that upon such redemption all SRP Rights become null and void. The Arizona Star Board of Directors has also covenanted that it will not waive the application of the Shareholder Rights Plan to any Acquisition Proposal unless it is a Superior Proposal and the five Business Day right to match period provided to Barrick in respect of any Superior Proposal in the Support Agreement has expired, nor will it amend the Shareholder Rights Plan or authorize, approve or adopt any other shareholder rights plan or enter into any agreement providing therefore. Notwithstanding the foregoing, Arizona Star shall be entitled to defer the Separation Time in connection with an Acquisition Proposal.

Board Representation

Provided that at least a majority of the then outstanding Common Shares on a fully diluted basis are purchased by Barrick and from time to time thereafter, Barrick will be entitled to designate such number of members of the Arizona Star Board of Directors, and any committee thereof, as is proportionate to the percentage of the outstanding Common Shares beneficially owned from time to time by Barrick, and Arizona Star will not frustrate Barrick’s attempt to do so and Arizona Star has covenanted to fully co-operate with Barrick, subject to all applicable Laws, to enable Barrick’s designees to be elected or appointed to the Arizona Star Board of Directors, and any committee thereof, to constitute the proportionate percentage of the outstanding Common Shares beneficially owned from time to time by Barrick including, at the request of Barrick, using its commercially reasonable best efforts to increase the size of the Arizona Star Board of Directors and to secure the resignations of such directors as Barrick may request.

No Solicitation

Arizona Star has agreed that, except as provided in the Support Agreement, it will not, and it will cause each of its subsidiaries not to, directly or indirectly, through any officer, director, employee, representative (including financial or other advisors) or agent of Arizona Star or any subsidiary: (a) make, solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing non-public information, permitting any visit to any facilities or properties of Arizona Star or any subsidiary of Arizona Star, or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding an Acquisition Proposal; (b) engage in any discussions or negotiations regarding, or provide any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to make or complete any Acquisition Proposal, provided that, for greater certainty, Arizona Star may advise any person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the Arizona Star Board of Directors has so determined; (c) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Barrick, the approval or recommendation of the Arizona Star Board of Directors or any committee thereof of the Support Agreement or the Offer; (d) approve, recommend or remain neutral with respect to, or propose publicly to approve, recommend or remain neutral with respect to, any Acquisition Proposal; or (e) accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal.

The Support Agreement defines an “Acquisition Proposal” as, generally, (a) any merger, take-over bid, issuer bid, amalgamation, plan of arrangement, share exchange, business combination, consolidation, recapitalization, reorganization, liquidation, dissolution or winding-up in respect of Arizona Star or any of its subsidiaries; (b) any sale or acquisition of all or a material portion of the assets of Arizona Star or any of its subsidiaries; (c) any sale or acquisition of all or a material portion of the Common Shares or other securities of Arizona Star or of all or any of the securities of any subsidiary of Arizona Star; (d) any sale of an interest in any mineral property or joint venture; (e) any similar business combination or transaction of or involving Arizona Star or any of its subsidiaries, including any joint venture, earn-in, farm-in or similar structure or arrangement, other than with Barrick or a Barrick subsidiary; or (f) any proposal or offer to, or public announcement of an intention to do, any of the foregoing from any person other than Barrick or a Barrick subsidiary.

Arizona Star has agreed to immediately cease, and to instruct its financial advisors and other representatives and agents to cease, any existing solicitation, discussion or negotiation with any person (other than Barrick or a Barrick subsidiary), by or on behalf of Arizona Star or any of its subsidiaries with respect to or which could lead to any potential Acquisition Proposal, whether or not initiated by Arizona Star or any of its subsidiaries or any of its or their officers, directors, employees, representatives or agents, and, in connection therewith, to discontinue access to any data rooms.

Arizona Star has agreed not to waive, release any person from, or fail to enforce on a timely basis any obligation under any confidentiality agreement or standstill agreement or amend any such agreement (except to allow such person to confidentially propose to the Arizona Star Board of Directors an unsolicited Acquisition Proposal, provided Arizona Star complies with the provisions of the Support Agreement), provided that the foregoing shall not prevent the Arizona Star Board of Directors from considering and accepting any new Acquisition Proposal that is an unsolicited Superior Proposal, provided in each case that the provisions of the Support Agreement are complied with. Arizona Star has agreed to request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Arizona Star relating to any potential Acquisition Proposal and to use commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of such confidentiality agreements and promptly (and in any event within 24 hours) provide copies of all correspondence relating to same to Barrick. Arizona Star has agreed to immediately advise Barrick of any response or action (actual, anticipated, contemplated or threatened) by any such third party which could reasonably be expected to hinder, prevent or delay or otherwise adversely affect the completion of the Offer.

Arizona Star has agreed to promptly (and in any event within 24 hours) notify Barrick of any proposal, inquiry, offer or request (or any amendment thereto) relating to or constituting a bona fide Acquisition Proposal, any request for discussions or negotiations relating to, or which could lead to, an Acquisition Proposal, and/or any request for non-public information relating to Arizona Star or any of its subsidiaries or mineral property or contractual or legal rights or for access to properties or books and records or a list of Shareholders of which Arizona Star’s directors, officers, employees, representatives or agents are or become aware.

Superior Proposals

If Arizona Star receives a request for non-public information from a person who, on an unsolicited basis, has proposed to Arizona Star a bona fide Acquisition Proposal and (a) the Arizona Star Board of Directors determines, in good faith, after consultation with its financial advisors and outside legal counsel that such Acquisition Proposal would be, if consummated in accordance with its terms, reasonably likely to result in a Superior Proposal; and (b) in the opinion of the Arizona Star Board of Directors, acting in good faith and upon the advice of their outside legal advisors, the failure to provide such person with access to information regarding Arizona Star would be inconsistent with the fiduciary duties of the Arizona Star Board of Directors, then, and only in such case, Arizona Star may provide such person with access to information regarding Arizona Star, subject to the execution of a confidentiality agreement which is in the form and on the terms of the confidentiality agreement dated October 18, 2007 between Barrick and Arizona Star (the “Confidentiality Agreement”) (which confidentiality agreement will, for greater certainty, include a standstill covenant on substantially the same terms as the standstill covenant contained in the Confidentiality Agreement, which standstill covenant shall have a duration of at least 12 months, and provided that the circumstances in which the standstill covenant shall be lifted shall not reflect the Confidentiality Agreement but instead will be limited to allowing such person to confidentially propose an unsolicited Acquisition Proposal that did not result from a breach of the non-solicitation provisions of the Support Agreement and did not otherwise result from a breach of the Support Agreement); and provided further that Arizona Star sends a copy of any such confidentiality agreement to Barrick promptly upon its execution and Barrick is provided with a list of or copies of the information provided to such person and is immediately provided with access to the same information which was provided by Arizona Star to such person.

Arizona Star has agreed not to accept, approve or recommend, or enter into any discussions, negotiations or agreement (other than a confidentiality agreement) relating to, an Acquisition Proposal unless: (a) the Acquisition Proposal constitutes a Superior Proposal; (b) Arizona Star has complied with its non-solicitation covenants in the Support Agreement; (c) Arizona Star has provided Barrick with notice in writing that there is a Superior Proposal, together with all documentation related to and detailing the Superior Proposal (including a copy of the confidentiality agreement between Arizona Star and the person making the Superior Proposal if not previously delivered and a written notice from the Arizona Star Board of Directors regarding the value in financial terms that the Arizona Star Board of Directors has in consultation with its financial advisors determined should be ascribed to any non-cash consideration offered under such Superior Proposal), at least five Business Days prior to the date on which the Arizona Star Board of Directors proposes to accept, approve, recommend or enter into any agreement relating to such Superior Proposal; (d) five Business Days have elapsed from the date Barrick received the notice referred to in clause (c) immediately above in respect of the Acquisition Proposal and, if Barrick has proposed to amend the terms of the Offer in accordance with its opportunity to match provided in the Support Agreement, the Arizona Star Board of Directors shall have determined in good faith, after consultation with its financial advisors and outside legal counsel that the Acquisition Proposal is a Superior Proposal compared to the proposed amendment to the terms of the Offer by Barrick; (e) Arizona Star concurrently terminates the Support Agreement to enter into a definitive agreement with respect to the Superior Proposal, under the terms of the Support Agreement; and (f) Arizona Star has previously, or concurrently, paid to Barrick the Termination Payment (defined below).

The Support Agreement defines a “Superior Proposal” as, generally, an unsolicited bona fide written Acquisition Proposal from a person received after October 28, 2007: (a) to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination or similar transaction, all of the Common Shares and pursuant to which all Shareholders are offered the same consideration in form and amount per Common Share to be purchased or otherwise acquired; (b) that did not result from a breach of Arizona Star’s non-solicitation covenants in the Support Agreement; (c) which complies with applicable securities laws; (d) in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to the satisfaction of the Arizona Star Board of Directors, acting in good faith (after consultation with its financial advisors and outside legal counsel), will be obtained; (e) that is not subject to any due diligence and/or access condition which would allow access to the books, records, personnel or properties of Arizona Star or any Arizona Star subsidiary or their respective representatives beyond 5:00 p.m. (Toronto time) on the fifth day after which access is first afforded to the third party making the Acquisition Proposal, provided that any such due diligence and/or access condition must be satisfied or waived at or before such time; (f) that the Arizona Star Board of Directors has determined in good faith (after consultation with its financial advisors and with its outside legal counsel) (i) is reasonably capable of completion without undue delay taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal, and (ii) would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable from a financial point of view to the Shareholders than the Offer (including any adjustment to the terms and conditions of the Offer proposed by Barrick pursuant to Barrick’s right to match, described below); and (g) in respect of which the Arizona Star Board of Directors has determined in good faith (after receipt of advice from its outside legal counsel) that failure to recommend such Acquisition Proposal to Shareholders would be inconsistent with its fiduciary duties.

Opportunity to Match

Under the Support Agreement, Arizona Star has agreed that, during the five Business Day period immediately following the receipt by Barrick of written notice from Arizona Star of the existence of a Superior Proposal referred to above or such longer period as Arizona Star may approve for such purpose, Barrick will have the opportunity, but not the obligation, to propose to amend the terms of the Support Agreement and the Offer. Arizona Star has agreed to co-operate with Barrick with respect thereto, including negotiating in good faith with Barrick to enable Barrick to make such adjustments to the terms and conditions of the Support Agreement and the Offer as Barrick deems appropriate and as would enable Barrick to proceed with the Offer and any Contemplated Transactions on such adjusted terms. The Arizona Star Board of Directors will review any proposal by Barrick to amend the terms of the Offer in order to determine, in good faith in the exercise of its fiduciary duties, whether Barrick’s proposal to amend the Offer would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the Offer.

The Arizona Star Board of Directors has agreed to promptly reaffirm its recommendation of the Offer by press release after: (a) any Acquisition Proposal which the Arizona Star Board of Directors determines not to be a Superior Proposal is publicly announced or made; or (b) the Arizona Star Board of Directors determines that a proposed amendment to the terms of the Offer would result in the Acquisition Proposal which has been publicly announced or made not being a Superior Proposal, and Barrick has so amended the terms of the Offer. Nothing in the Support Agreement shall prevent the Arizona Star Board of Directors from responding through a directors’ circular or otherwise as required by applicable securities Laws to an Acquisition Proposal that it determines is not a Superior Proposal.

Subsequent Acquisition Transaction

The Support Agreement provides that if, within 120 days after the date of the Offer, the Offer has been accepted by holders of not less than 90% of the outstanding Common Shares as at the Expiry Time, Barrick may, to the extent possible, effect a Compulsory Acquisition of the remainder of the Common Shares from those Shareholders who have not accepted the Offer pursuant to Section 300 of the BCBCA. If that statutory right of acquisition is not available or Barrick chooses not to avail itself of such statutory right of acquisition, Barrick has agreed to use its commercially reasonable efforts to pursue other means of acquiring the remaining Common Shares not tendered to the Offer. Arizona Star has agreed that, in the event Barrick takes up and pays for Common Shares under the Offer representing at least a simple majority of the outstanding Common Shares (calculated on a fully diluted basis as at the Expiry Time), it will assist Barrick in connection with any Subsequent Acquisition Transaction involving Arizona Star, Barrick or a Barrick subsidiary that Barrick may, in its sole discretion, undertake to pursue to acquire the remaining Common Shares, provided that the consideration per Common Share offered in connection with the Subsequent Acquisition Transaction is at least equivalent in value to the consideration per Common Share paid under the Offer and provided that, in connection with a Subsequent Acquisition Transaction consummated within 120 days of the Expiry Time, if such value is greater than that paid to Shareholders pursuant to the Offer, the Shareholders who accepted the Offer will be “topped up” to be paid, when added to the consideration per Common Share paid pursuant to the Offer, the same value per Common Share as is received pursuant to such Subsequent Acquisition Transaction.

Termination of the Support Agreement

The Support Agreement may be terminated at any time prior to the time that designees of Barrick represent a majority of the Arizona Star Board of Directors: (a) by mutual written consent of Barrick and Arizona Star; (b) by Barrick on or after November 9, 2007, if any condition to making the Offer for Barrick’s benefit is not satisfied or waived by such date other than as a result of Barrick’s default under the Support Agreement; (c) by Barrick, if the Minimum Tender Condition or any other condition of the Offer is not satisfied or waived at or prior to the Expiry Time (as such Expiry Time may be extended from time to time by Barrick in its sole discretion) and Barrick has not elected to waive such condition; (d) by Barrick or Arizona Star, if Barrick does not take up and pay for the Common Shares deposited under the Offer by the date that is 120 days following the date of mailing of this Circular, otherwise than as a result of the material breach by such party of any material covenant or obligation under the Support Agreement (without giving effect to, applying or taking into consideration any materiality qualification already contained in such covenant or obligation) or as a result of any representation or warranty made by such party in the Support Agreement being untrue or incorrect (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) where such inaccuracies in the representations and warranties, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect in respect of such party; provided, however, that if Barrick’s take up and payment for Common Shares deposited under the Offer is delayed by (i) an injunction or order made by a Governmental Entity of competent jurisdiction, or (ii) Barrick not having obtained any waiver, consent or approval of any Governmental Entity that is necessary to permit Barrick to take up and pay for Common Shares deposited under the Offer, then, provided that such injunction or order is being contested or appealed or such waiver, consent or approval is being actively sought, as applicable, the Support Agreement shall not be terminated by Arizona Star pursuant to its terms until the earlier of (A) the fifth Business Day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained and (B) the 180th day after this

Circular was mailed to Shareholders; (e) by Barrick, (i) if Arizona Star is in material default of any covenant or obligation in the Support Agreement relating to the non-solicitation of Acquisition Proposals or Barrick’s right to match any Superior Proposal, (ii) if Arizona Star is in material default of any other covenant or obligation under the Support Agreement (without giving effect to, applying or taking into consideration any materiality qualification already contained in such covenant or obligation), (iii) if any representation or warranty made by Arizona Star in the Support Agreement was untrue or incorrect on the date of the Support Agreement, or (iv) if any representation or warranty made by Arizona Star in the Support Agreement shall have become untrue or incorrect at any time prior to the Expiry Time (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) where such inaccuracies in the representations and warranties, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect in respect of Arizona Star, and in the case of (ii), (iii) or (iv), such default or inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is 15 days from the date of written notice of such breach and the Business Day prior to the Expiry Date; (f) by Arizona Star if: (i) Barrick is in material default of any covenant or obligation under the Support Agreement (without giving effect to, applying or taking into consideration any materiality qualification already contained in such covenant or obligation); or (ii) any representation or warranty of Barrick under the Support Agreement is untrue or incorrect in any material respect at any time prior to the Expiry Time and such inaccuracy is reasonably likely to prevent, restrict or materially delay consummation of the Offer, and in each case, such default or inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is 15 days from the date of written notice of such breach and the Business Day prior to the Expiry Date; (g) by Barrick or Arizona Star, if any court of competent jurisdiction or other governmental authority shall have issued an order, decree or ruling enjoining or otherwise prohibiting the Offer, the take up of Common Shares by Barrick pursuant to the Offer, the transactions contemplated by the Lock-Up Agreements, any Compulsory Acquisition, any Subsequent Acquisition Transaction, any subsequent amalgamation, merger or other business combination of Barrick (or any of its affiliates) and Arizona Star, or any other form of transaction whereby Barrick or any subsidiary of Barrick would effectively acquire all of the Common Shares within approximately the same time periods and on economic terms and other terms and conditions and having consequences to Arizona Star and its Shareholders that are equivalent to or better than those contemplated by the Support Agreement (collectively, the “Contemplated Transactions”) (unless such order, decree or ruling has been withdrawn, reversed or otherwise made inapplicable); (h) by Barrick, if any litigation or other proceeding is pending or has been threatened to be instituted by any person or governmental authority, which, in the good faith judgment of Barrick, could reasonably be expected to result in a decision, order, decree or ruling that enjoins, prohibits, grants damages in a material amount in respect of, or materially impairs the benefits of, any of the Contemplated Transactions; (i) by Barrick, if: (i) the Arizona Star Board of Directors or any committee thereof fails to publicly recommend or reaffirm its approval of the Offer within two calendar days of any written request by Barrick (or, in the event that the Offer is scheduled to expire within such two calendar day period, prior to the scheduled expiry of the Offer); (ii) the Arizona Star Board of Directors or any committee thereof withdraws, modifies, changes or qualifies its approval or recommendation of the Offer in any manner adverse to Barrick; (iii) the Arizona Star Board of Directors or any committee thereof recommends or approves, or publicly proposes to recommend or approve an Acquisition Proposal; (iv) the Arizona Star Board of Directors or any committee thereof remains neutral beyond 15 calendar days in respect of an Acquisition Proposal; or (v) Arizona Star fails to take any action required under the Support Agreement with respect to the Shareholder Rights Plan to defer the Separation Time or to allow the timely completion of any of the Contemplated Transactions; and (j) by Arizona Star, if Arizona Star proposes to enter into a definitive agreement with respect to a Superior Proposal in compliance with the provisions of the Support Agreement, provided that prior to or concurrently with the entering into of that definitive agreement, Arizona Star shall have paid to Barrick or an assignee of Barrick the Termination Payment and further provided that Arizona Star has not breached any of its covenants, agreements or obligations in the Support Agreement.

Termination Payment

Arizona Star is obligated to pay Barrick a termination fee in the amount of $27,000,000 (the “Termination Payment”) upon the occurrence of any of the following: (a) the Support Agreement is terminated by Barrick in the circumstances described in (e)(i) or (i) above; (b) the Support Agreement is terminated by Arizona Star in the circumstances described in (j) above; or (c) on or after October 28, 2007 and prior to the later of the Expiry Time and the date on which the Support Agreement is terminated, an Acquisition Proposal is publicly announced or made or any person has publicly announced an intention to make such Acquisition Proposal, and such Acquisition Proposal either has been accepted, recommended or approved by the Arizona Star Board of Directors or has not expired, been withdrawn or been publicly abandoned, and (i) the

Offer is not completed as a result of the Minimum Tender Condition not having been met, and (ii) any person or company acquires, directly or indirectly, more than 50% of the issued and outstanding Common Shares or more than 50% of the consolidated assets of Arizona Star, in each case within 12 months of October 28, 2007.

Arizona Star has covenanted and agreed that, if Arizona Star does not have sufficient financial resources to pay the Termination Payment, then it shall be a condition of (a) any Superior Proposal and (b) any share or asset acquisition referred to in (c) above where Arizona Star or its affiliate has entered into any agreement to support such share acquisition or to transfer such assets, as applicable, that the person making such Superior Proposal or acquisition, as applicable, shall advance or otherwise provide to Arizona Star the cash required for Arizona Star to pay the Termination Payment, which amount shall be so advanced or provided prior to the date on which Arizona Star is required to pay the Termination Payment.

Representations and Warranties

The Support Agreement contains a number of customary representations and warranties of Barrick and Arizona Star relating to, among other things: corporate status; and the corporate authorization and enforceability of, and board approval of, the Support Agreement and the Offer. The representations and warranties of Arizona Star also address various matters relating to the business, operations and properties of Arizona Star and its subsidiaries, including, among other things: capitalization; accuracy of financial statements; absence of any occurrences which would be reasonably likely to have a Material Adverse Effect and certain other changes or events since the date of the last audited financial statements; absence of litigation or other actions which if determined adversely would reasonably be expected to have a Material Adverse Effect; employee severance payments upon a change of control; accuracy of documents required to be filed with applicable securities regulatory authorities; mineral interests and rights; and environmental matters. In addition, Barrick has represented that it has made adequate arrangements to ensure that the required funds are available to effect payment in full of the consideration for all of the Common Shares acquired pursuant to the Offer.

Conduct of Business

Arizona Star has covenanted and agreed that, prior to the earlier of the time that designees of Barrick represent a majority of the Arizona Star Board of Directors and the termination of the Support Agreement, unless Barrick shall otherwise agree in writing or as otherwise expressly contemplated or permitted by the Support Agreement, Arizona Star will, and will cause each of its subsidiaries to, among other things, conduct its and their respective businesses in the ordinary course consistent with past practice in all material respects and use commercially reasonable efforts to preserve intact its and their present business organization and goodwill, to preserve intact its respective real property interests, mining leases, mining concessions, mining claims, exploration permits or prospecting permits or other property, mineral or proprietary interests or rights or contractual other legal rights and claims in good standing, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, distributors, employees and others having business relationships with them. Arizona Star has also agreed that it will not and will cause each of its subsidiaries not to take certain actions specified in the Support Agreement, including that, except as contemplated in the current approved plan and budget of its subsidiary Compañía Minera Casale Limitada, Arizona Star and its subsidiaries will not: (a) acquire or commit to acquire any capital assets or group of related capital assets (through one or more related or unrelated acquisitions) having a value in excess of $100,000 in the aggregate; (b) incur, or commit to, capital expenditures in excess of $100,000 in the aggregate; or (c) sell, lease, option, encumber or otherwise dispose of, or commit to sell, lease, option, encumber or otherwise dispose of, any assets or group of related assets (through one or more related or unrelated transactions) having a value in excess of $100,000 in the aggregate. Arizona Star has also agreed that it will not and will cause each of its subsidiaries not to approve any program or budget for Compañía Minera Casale Limitada, or any amendment of, or expenditure in excess of, any approved program or budget of Compañía Minera Casale Limitada or the grant of any power of attorney to allow any person to take any action on behalf of Compañía Minera Casale Limitada or the amendment of any such power of attorney.

Arizona Star has also agreed to notify Barrick of (a) any material change (within the meaning of the Securities Act (Ontario)) in relation to Arizona Star and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated); and (b) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would or would be likely to (i) cause any of the representations or warranties of Arizona Star contained in the Support Agreement to be untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) in any material respect, or (ii) result in the failure in any material respect of Arizona Star to comply with or satisfy any covenant, condition or agreement (without giving effect to, applying or taking into consideration any materiality qualification already contained in such covenant, condition or agreement) to be complied with or satisfied prior to the time that designees of Barrick represent a majority of the Arizona Star Board of Directors.

Other Covenants

Each of Arizona Star and Barrick has agreed to a number of mutual covenants, including to co-operate in good faith and use commercially reasonable efforts to take all action and do all things necessary, proper or advisable: (a) to consummate and make effective as promptly as is practicable the transactions contemplated by the Offer and the Support Agreement; (b) for the discharge of its respective obligations under the Support Agreement and the Offer, including its obligations under applicable securities laws; (c) to obtain all necessary waivers, consents and approvals in connection with the transactions contemplated by the Offer and the Support Agreement; and (d) to effect all necessary registrations and filings, including filings under applicable Laws and submissions of information requested by Governmental Entities in connection with transactions contemplated by the Offer and the Support Agreement, including in each case the execution and delivery of such documents as the other party may reasonably require. In addition, upon reasonable notice, Arizona Star has agreed to provide Barrick with reasonable access during normal business hours, to all books, records, information, corporate charts, tax documents, filings, memoranda, working papers and files and all other materials in Arizona Star’s possession and control, including material contracts, and access to the personnel of and counsel to Arizona Star and its subsidiaries on an as reasonably requested basis as well as reasonable access to the properties of Arizona Star and its subsidiaries in order to allow Barrick to perform confirmatory due diligence and for strategic planning purposes.

Officers’ and Directors’ Insurance and Indemnification

From and after the time that designees of Barrick represent a majority of the Arizona Star Board of Directors and for a period of six years, Barrick shall cause Arizona Star (or its successor) to maintain its current directors’ and officers’ liability insurance policy or a reasonably equivalent policy; provided, however, that Barrick will not be required, in order to maintain or cause to be maintained such directors’ and officers’ liability insurance policy, to pay an annual premium in excess of 200% of the cost of the existing policy; and provided further that, if equivalent coverage cannot be obtained or can only be obtained by paying an annual premium in excess of 200% of such amount, Barrick shall only be required to obtain or cause to be obtained as much coverage as can be obtained by paying an annual premium equal to 200% of such amount. Alternatively, Barrick (at its discretion) can cause Arizona Star to purchase run-off directors’ and officers’ liability insurance, provided that the premium will not exceed 200% of the premium currently charged to Arizona Star for directors’ and officers’ liability insurance.

Outstanding Arizona Star Options

Under the Support Agreement, Barrick acknowledged and agreed that (a) holders of Options will be permitted to tender Common Shares issuable upon the exercise thereof and for such purpose to exercise their Options, conditional upon Barrick taking up and paying for the Common Shares under the Offer, which Options shall be deemed to have been exercised concurrent with the first scheduled expiry time of the Offer in respect of which Barrick takes up Common Shares and (b) all Common Shares that are to be issued pursuant to any such conditional exercise shall be accepted as validly tendered under the Offer, provided that the holders of such Options indicate that the Common Shares are tendered pursuant to the Offer and otherwise validly accept the Offer in accordance with its terms with respect to such Common Shares.

6.	Lock-Up Agreements

Under the Lock-Up Agreements, each of the Locked-Up Shareholders has agreed, among other things, to deposit under the Offer all of the Common Shares currently owned or controlled by such Locked-Up Shareholder, being an aggregate of 14,513,900 Common Shares and, where applicable, to exercise or conditionally exercise all of the Options currently owned by such Locked-Up Shareholder and to deposit under the Offer all of the Common Shares issued upon such exercise or conditional exercise of Options, being an aggregate of 625,000 Common Shares, collectively representing, in aggregate, approximately 35% of the outstanding Common Shares (calculated on a fully diluted basis). The Locked-Up Shareholders have agreed not to withdraw such Common Shares from the Offer except and unless the Lock-Up Agreements are terminated in accordance with their terms. Each Locked-Up Shareholder has also covenanted and irrevocably agreed to support the Offer and not to take any action that may impair the successful completion of the Offer.

Each Locked-Up Shareholder has covenanted and agreed to accept the Offer, subject to the terms and conditions of the applicable Lock-Up Agreement. In addition, the Locked-Up Shareholders have agreed not to directly or indirectly make or solicit Acquisition Proposals or take certain actions in respect of an Acquisition Proposal or encourage any effort or attempt by any person to make an Acquisition Proposal. The Locked-Up Shareholders have also agreed not to acquire direct or indirect beneficial ownership or holding of or control or direction over any additional Common Shares or obtain or enter into any right to do so, with the exception of Common Shares acquired pursuant to the exercise of Options, or solicit or arrange or provide certain assistance in relation to purchases of or offers to sell Common Shares for the purpose of affecting control of Arizona Star. There are provisions which allow Locked-Up Shareholders who are directors or senior officers of Arizona Star to, in their capacity as directors or senior officers of Arizona Star, engage in discussions or negotiations with a person in response to a bona fide Acquisition Proposal made by such person (which Acquisition Proposal did not result from a breach of the applicable Lock-Up Agreements or the Support Agreement) in circumstances where Arizona Star is permitted pursuant to the Support Agreement to engage in such discussions or negotiations. Each of the Locked-Up Shareholders has additionally agreed to exercise the voting rights attaching to the Common Shares held or controlled by such Locked-Up Shareholder and otherwise use its commercially reasonable efforts to oppose certain transactions which would reasonably be regarded as being directed towards or likely to prevent or delay the take up of and payment for the Common Shares held or controlled by such Locked-Up Shareholder or the successful completion of the Offer or result in a Material Adverse Effect in respect of Arizona Star.

Each Lock-Up Agreement can be terminated by notice in writing: (a) at any time by mutual consent of Barrick and the Locked-Up Shareholders; (b) by the Locked-Up Shareholders if (i) Barrick has not complied in any material respect with its covenants contained in the Lock-Up Agreements or if any representation or warranty of Barrick in the Lock-Up Agreements is untrue or incorrect in any material respect, and, in each case, such non-compliance or inaccuracy is reasonably likely to prevent, restrict or materially delay consummation of the Offer and is not curable or, if curable, is not cured by the earlier of the date which is 15 days from the date of written notice of such breach and the Business Day prior to the Expiry Date, (ii) Barrick has not mailed the Offer by November 9, 2007 in accordance with the Support Agreement, (iii) the terms of the Offer do not conform in all material respects with the description of the Offer contained in the Lock-Up Agreements and the Support Agreement, (iv) Barrick has not (for any reason other than the failure of any Locked-Up Shareholder to deposit its Common Shares for purchase) taken up and paid for all Common Shares deposited under the Offer in the manner contemplated in the Support Agreement, or (v) the Support Agreement is terminated in accordance with its terms and no Termination Payment is payable by Arizona Star or, if a Termination Payment is to be paid, Arizona Star has paid such fee in accordance with the Support Agreement; provided in each case that the Locked-Up Shareholders are not, at the time, in material default of their obligations under the Lock-Up Agreements; or (c) by Barrick if (i) any of the Locked-Up Shareholders has not complied in any material respect with all of its covenants contained under the applicable Lock-Up Agreement (following written notice to the applicable Locked-Up Shareholder of such non-compliance and provided such default is not rectified by the earlier of the date that is 15 days from the date of such notice and the Business Day prior to the Expiry Date) or if any representation or warranty of any Locked-Up Shareholder under any Lock-Up Agreement is untrue or incorrect in any material respect, (ii) any of the conditions to the Offer is not satisfied or waived by Barrick at the Expiry Time and Barrick elects not to waive such condition, or (iii) the Support Agreement is terminated in accordance with its terms; provided in each case that Barrick is not, at the time, in material default of its obligations under the respective Lock-Up Agreement.

Barrick has agreed not to, without the prior consent of the Locked-Up Shareholders, increase the Minimum Tender Condition, impose additional conditions to the Offer, decrease the consideration per Common Share, decrease the number of Common Shares in respect of which the Offer is made, change the form of consideration payable under the Offer (other than to increase the total consideration per Common Share and/or add additional consideration or consideration alternatives) or otherwise vary the Offer or any terms or conditions thereof (which for greater certainty does not include a waiver of a condition) in a manner which is adverse to the Shareholders generally.

7.	Background to the Offer

On September 4, 2007, on behalf of the Arizona Star special committee, a representative of Citigroup Global Markets Inc. (“Citi”), financial advisor to the Arizona Star special committee, contacted Barrick to inquire as to whether Barrick would be interested in acquiring an interest in Cerro Casale through a business combination transaction with

Arizona Star. On September 18, 2007, after completing its preliminary financial evaluation of Arizona Star, Barrick contacted Citi to express an interest in Arizona Star but explained that Barrick would need to complete further valuation work and was not prepared to hold detailed discussions regarding the terms of a potential transaction unless Arizona Star’s largest shareholder (at the time, Pan Atlantic Bank and Trust Ltd. (“Pan Atlantic”), and subsequently, its affiliate FCMI) confirmed an interest in selling its shares.

On September 20, 2007, representatives of FCMI Financial Corporation, the sole shareholder of Pan Atlantic, and representatives of Citi met with Barrick. At this meeting the FCMI Financial Corporation representatives confirmed that Pan Atlantic would be willing to sell its stake in Arizona Star for cash, but no price was tabled. On September 25, 2007, on behalf of the Arizona Star special committee, Citi communicated to Barrick that FCMI Financial Corporation had advised the Arizona Star special committee that Pan Atlantic would be willing to support an offer at an indicative price of $18 per Common Share. On September 27, 2007, Barrick informed Citi that it would require approximately two weeks to complete the necessary financial modelling on Arizona Star.

On October 4, 2007, senior management of Barrick determined that, based on the information available to it at the time, Barrick did not plan to proceed with a possible acquisition of Arizona Star, and this was communicated to representatives of Citi and Arizona Star. During the period following, Barrick’s corporate development group furthered its evaluation of Arizona Star based on publicly available information and periodic communications with representatives of Arizona Star, including discussions with a member of the Arizona Star Board of Directors, to discuss technical aspects of Cerro Casale and its development.

On October 16, 2007, Barrick contacted a representative of Citi to discuss whether a transaction with Arizona Star continued to be possible. Based on the further evaluation completed by Barrick’s corporate development group, in the evening of October 16, 2007 members of Barrick’s senior management authorized representatives of Barrick to renew discussions with Arizona Star of a possible acquisition of Arizona Star. Barrick and Arizona Star executed a confidentiality agreement on October 18, 2007, following which Arizona Star made due diligence documentation and information relating to Arizona Star and Cerro Casale available for review by Barrick and its legal counsel.

On October 19, 2007, the Barrick board of directors authorized representatives of Barrick to pursue the possible acquisition of Arizona Star at $18 per Common Share on substantially the same terms as the Offer, subject to satisfactory resolution of outstanding diligence matters. Late in the afternoon on October 19, 2007, representatives of Barrick and its Canadian legal counsel, Davies Ward Phillips & Vineberg LLP (“Davies”), met with representatives of Fraser Milner Casgrain LLP (“FMC”), counsel to Arizona Star, and representatives of Citi, to discuss how the parties might move forward over the coming days to advance the evaluation and potential negotiation of the proposed acquisition of Arizona Star.

Due diligence investigations by Barrick and its legal counsel continued, including an information meeting between representatives of Barrick, Arizona Star, Davies and FMC on October 24, 2007 to advance various diligence matters.

On October 24, 2007, Davies provided FMC with drafts of the Support Agreement and Lock-Up Agreements. FMC also provided FCMI and its counsel with a draft of the Lock-Up Agreement on the same date. Discussions and negotiations respecting these transaction agreements took place on October 25 and October 26, 2007.

In the evening of October 26, 2007, Barrick discussed with representatives of Arizona Star and Citi a proposed transaction price of $18.00 per Common Share for consideration of the Arizona Star Board of Directors and its special committee.

Further discussions and negotiations in relation to the Support Agreement and the Lock-Up Agreements continued on October 27 and October 28, 2007. In the afternoon of October 28, 2007, Arizona Star informed Barrick that the Arizona Star Board of Directors had accepted the proposed $18 per Common Share price and the terms of the Support Agreement. The agreements were finalized and executed by Barrick, Arizona Star and the Locked-Up Shareholders early in the evening of October 28, 2007. On October 29, 2007, each of Barrick and Arizona Star announced the execution of the Support Agreement and Lock-Up Agreements and Barrick’s intention to make the Offer.

8.	Purpose of the Offer and Plans for Arizona Star

The purpose of the Offer is to enable Barrick to acquire all of the Common Shares. The effect of the Offer is to give to all Shareholders the opportunity to receive $18.00 cash per Common Share, representing a premium of 27% over the volume weighted average trading price of the Common Shares on the TSXV for the 20 trading days ending on October 26, 2007.

If, within four months after the date of the Offer, the Offer has been accepted by holders of not less than 90% of the outstanding Common Shares as at the Expiry Time, Barrick may, to the extent possible, acquire the remaining Common Shares from those Shareholders who have not accepted the Offer pursuant to a Compulsory Acquisition. Barrick has covenanted in the Support Agreement that if a Compulsory Acquisition is not available or Barrick chooses not to avail itself of such statutory right of acquisition, Barrick will use its commercially reasonable efforts to pursue other means of acquiring the remaining Common Shares not tendered under the Offer. Arizona Star has agreed that, in the event Barrick takes up and pays for Common Shares under the Offer representing at least a simple majority of the outstanding Common Shares (calculated on a fully diluted basis as at the Expiry Time), Arizona Star will assist Barrick in connection with any Subsequent Acquisition Transaction, provided that the consideration per Common Share offered in connection with the Subsequent Acquisition Transaction is at least equivalent in value to the consideration per Common Share paid under the Offer. If the Minimum Tender Condition is satisfied and Barrick takes up and pays for the Common Shares deposited under the Offer, Barrick should own sufficient Common Shares to effect a Subsequent Acquisition Transaction. See Section 15 of the Circular, “Acquisition of Common Shares Not Deposited”.

Upon completion of the Offer, Barrick intends to conduct a detailed review of Arizona Star and its subsidiaries, including an evaluation of their respective business plans, assets, operations and organizational and capital structure to determine what changes would be desirable in light of such review and the circumstances that then exist. Promptly upon the initial take up and payment by Barrick of such number of Common Shares representing at least a majority of the outstanding Common Shares, Barrick will be entitled to requisition a meeting of the Shareholders at which Barrick may remove the current members of the Arizona Star Board of Directors and elect directors nominated by Barrick.

If permitted by applicable Laws, Barrick intends to cause Arizona Star to apply to delist the Common Shares from the TSXV and the AMEX as soon as practicable after completion of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction. In addition, if permitted by applicable Laws, subsequent to the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, Barrick intends to cause Arizona Star to cease to be a reporting issuer under the securities laws of each province of Canada in which it is a reporting issuer and the United States. See Section 18 of the Circular, “Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer”.

9.	Shareholder Rights Plan

On November 9, 2005 Arizona Star and Computershare Investor Services Inc., as rights agent, entered into a Shareholder Rights Plan which was subsequently amended by amending agreement no. 1 on October 13, 2006. The full text of the Shareholder Rights Plan has been filed by Arizona Star with the Canadian securities regulatory authorities and is available at www.sedar.com.

Pursuant to the Shareholder Rights Plan, Arizona Star issued one SRP Right in respect of each outstanding Arizona Star common share and authorized the issue of one SRP Right for each Arizona Star common share issued thereafter. The SRP Rights are attached to the Arizona Star common shares and are not exercisable until the “Separation Time”, being the close of business (Toronto time) on the eighth business day (as such term is defined in the Shareholder Rights Plan) after the earlier of: (a) the first date of public announcement or disclosure of facts indicating that a person has become a beneficial owner of 20% or more of the outstanding Common Shares, subject to certain exceptions set out in the Shareholder Rights Plan, and (b) the date of the commencement of, or first public announcement of, the intent of any person to commence, a take-over bid other than a “Permitted Bid” (as defined in the Shareholder Rights Plan) so long as such take-over bid continues to satisfy the requirements of such a “Permitted Bid”; provided, however, that if any such take-over bid expires, is cancelled, is terminated or is otherwise withdrawn prior to the Separation Time, then such take-over bid will be deemed never to have been made.

The Arizona Star Board of Directors has agreed in the Support Agreement to take all further action necessary pursuant to the Shareholder Rights Plan to ensure, among other things, that the Separation Time does not occur in connection with the Support Agreement or any of the Contemplated Transactions. See Section 5 of the Circular, “Support Agreement — Shareholder Rights Plan”.

It is a condition of the Offer that Barrick shall have determined in its reasonable discretion that, on terms satisfactory to Barrick: (a) the Arizona Star Board of Directors shall have waived the application of the Shareholder Rights Plan to the purchase of Common Shares by Barrick under the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction; (b) a cease trade order or an injunction shall have been issued that has the effect of prohibiting or preventing the exercise of SRP Rights or the issue of common shares of Arizona Star upon the exercise of the SRP Rights in relation to the purchase of Common Shares by Barrick under the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; (c) a court of competent jurisdiction shall have ordered that the SRP Rights are illegal or of no force or effect or may not be exercised in relation to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; or (d) the SRP Rights and the Shareholder Rights Plan shall otherwise have become or been held unexercisable or unenforceable in relation to the Common Shares with respect to the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction and any acquisition of Common Shares pursuant thereto. See Section 4 of the Offer, “Conditions of the Offer”.

10.	Regulatory Matters

To the knowledge of Barrick, no authorization, consent or approval of, or filing with, any public body, court or authority is necessary on the part of Barrick for the consummation of the transactions contemplated by the Offer, except for such authorizations, consents, approvals and filings the failure to obtain or make which would not, individually or in the aggregate, prevent or materially delay consummation of the transactions contemplated by the Offer. In the event that Barrick becomes aware of other requirements, it will make reasonable commercial efforts to obtain such approval at or prior to the Expiry Time, as such time may be extended.

Based upon an examination of publicly available information relating to the business of Arizona Star, Barrick does not expect the Offer, the Compulsory Acquisition or the Subsequent Acquisition Transaction, as applicable, to give rise to material competition/antitrust concerns in any jurisdiction. However, Barrick cannot be assured that no such concerns will arise.

11.	Source of Funds

Barrick estimates that, if it acquires all of the Common Shares pursuant to the Offer (including any Common Shares issued upon the exercise of all Options), the total amount of cash required for the purchase of such Common Shares and to cover related fees and expenses of Barrick will be approximately $774,500,000. This amount will be satisfied by the use of cash on hand. Barrick’s obligation to purchase the Common Shares deposited to the Offer is not subject to any financing condition.

12.	Ownership of and Trading in Securities of Arizona Star

No Common Shares, Options or other securities of Arizona Star are beneficially owned, directly or indirectly, nor is control or direction exercised over any of such securities, by Barrick or its directors or senior officers. To the knowledge of Barrick, after reasonable enquiry, no Common Shares, Options or other securities of Arizona Star are owned, directly or indirectly, nor is control or direction exercised over any such securities, by any associate of a director or senior officer of Barrick, any person or company holding more than 10% of any class of equity securities of Barrick, or any person or company acting jointly or in concert with Barrick.

None of Barrick or any director or senior officer of Barrick or, to the knowledge of Barrick after reasonable enquiry, any of the other persons referred to above, has traded in any securities of Arizona Star during the six months preceding the date hereof. There is no person acting “jointly or in concert” with Barrick in connection with the transactions described in the Offer and this Circular.

13.	Commitments to Acquire Securities of Arizona Star

None of Barrick or any director or senior officer of Barrick, or, to the knowledge of Barrick, after reasonable enquiry, any associate of any such director or senior officer, any person or company holding more than 10% of any class of equity securities of Barrick, or any person or company acting jointly or in concert with Barrick, has entered into any commitments to acquire any equity securities of Arizona Star, except for the commitments made by Barrick pursuant to the Support Agreement and the Lock-Up Agreement. See Section 5 of the Circular, “Support Agreement” and Section 6 of the Circular, “Lock-Up Agreements”.

14.	Material Changes in Affairs of Arizona Star

Barrick has no information which indicates any material change in the affairs of Arizona Star since the date of the last published financial statements of Arizona Star, other than the making of this Offer by Barrick and such other material changes as have been publicly disclosed by Arizona Star. Barrick has no knowledge of any material fact concerning the securities of Arizona Star that has not been generally disclosed by Arizona Star or any other matter that has not previously been generally disclosed which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

15.	Acquisition of Common Shares Not Deposited

It is Barrick’s current intention that if it takes up and pays for Common Shares deposited under the Offer, it will enter into one or more transactions to enable Barrick or an affiliate of Barrick to acquire all Common Shares not acquired pursuant to the Offer. There is no assurance that such transaction will be completed.

Compulsory Acquisition

If, within four months after the date of the Offer, the Offer has been accepted by Shareholders who, in the aggregate, hold not less than 90% of the issued and outstanding Common Shares as at the Expiry Time, other than Common Shares held on the date of the Offer by or on behalf of Barrick or its affiliates and associates (as such terms are defined in the BCBCA) and Barrick acquires or is bound to take up and pay for such deposited Common Shares under the Offer, Barrick intends, to the extent possible, to acquire those Common Shares (including Common Shares that are issued as a result of the exercise of outstanding Options or other securities of Arizona Star that are convertible into or exchangeable or exercisable for Common Shares) which remain outstanding held by those persons who did not accept the Offer (and each person who subsequently acquires any of such Common Shares) (“Offerees”) pursuant to the provisions of Section 300 of the BCBCA on the same terms (including the per Common Share Offer price) as the Common Shares acquired under the Offer (a “Compulsory Acquisition”).

To exercise such statutory right, Barrick must send notice (the “Offeror’s Notice”) to each Offeree of such proposed acquisition within five months after the date of the Offer. If the Offeror’s Notice is sent to an Offeree under Subsection 300(3) of the BCBCA, Barrick is entitled and bound to acquire all of the Common Shares of that Offeree that were involved in the Offer for the same price and on the same terms contained in the Offer (unless a court having jurisdiction orders otherwise on an application made by that Offeree within two months after the date of the Offeror’s Notice to Arizona Star) and must pay or transfer to Arizona Star the amount or other consideration representing the price payable by Barrick for the Common Shares that are referred to in the Offeror’s Notice if the court has not ordered otherwise. Pursuant to any such application, the court may fix the price and terms of payment for the Common Shares held by the Offeree and make any such consequential orders and give such directions as the court considers appropriate. On receiving the copy of the Offeror’s Notice and the amount or other consideration representing the price payable for the Common Shares referred to in the Offeror’s Notice, Arizona Star will be required to register Barrick as a Shareholder with respect to those Common Shares subject to the Offeror’s Notice. Any such amount received by Arizona Star for the Common Shares is required to be paid into a separate account at a savings institution and, together with any other consideration so received, must be held by Arizona Star, or by a trustee approved by the court, in trust for the persons entitled to that sum.

The foregoing is a summary only of the statutory right of Compulsory Acquisition which may become available to Barrick and is qualified in its entirety by the provisions of Section 300 of the BCBCA. See Section 300 of the BCBCA, a copy of which is attached as Schedule A to this Circular, for the full text of the relevant statutory provisions. Section 300 of the BCBCA is complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about those provisions of the BCBCA should consult their legal advisors.

Compelled Acquisition

If not less than 90% of the issued and outstanding Common Shares are acquired by or on behalf of Barrick and its affiliates and associates (which, for the purposes of this Section entitled “Compelled Acquisition” will have the meanings given to them in the BCBCA), any Offeree of that class will be entitled, in certain circumstances and in accordance with the BCBCA, to require Barrick to acquire such Offeree’s Common Shares.

If Barrick has not sent the Offeror’s Notice to an Offeree within one month after becoming entitled to do so, Barrick must send a written notice to each Offeree who did not accept the Offer stating that the Offeree, within three months after receiving such written notice, may require Barrick to acquire the Common Shares of that Offeree that were involved in the Offer. If an Offeree requires Barrick to acquire the Offeree’s Common Shares in accordance with these provisions, Barrick must acquire those Common Shares for the same price and on the same terms contained in the Offer.

The foregoing is a summary only of the statutory right of compelled acquisition which may become available to Offerees and is qualified in its entirety by the provisions of Subsections 300(9) and 300(10) of the BCBCA. See Subsections 300(9) and 300(10) of the BCBCA for the full text of the relevant statutory provisions. Subsections 300(9) and 300(10) of the BCBCA are complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about those provisions of the BCBCA should consult their legal advisors.

Subsequent Acquisition Transaction

If Barrick takes up and pays for Common Shares validly deposited to the Offer and a Compulsory Acquisition is not available or Barrick elects not to pursue a Compulsory Acquisition, Barrick currently intends, depending on the number of Common Shares taken up and paid for under the Offer, to take such action as is necessary or advisable, including causing a special meeting of Shareholders to be called to consider an amalgamation, capital reorganization, share consolidation, statutory arrangement or other transaction involving Arizona Star and Barrick and/or one or more affiliates of Barrick for the purpose of enabling Barrick or an affiliate of Barrick to acquire all Common Shares not acquired by Barrick pursuant to the Offer (a “Subsequent Acquisition Transaction”). The timing and details of any such transaction will depend on a number of factors, including the number of Common Shares acquired pursuant to the Offer.

Barrick has covenanted in the Support Agreement that if a Compulsory Acquisition is not available or Barrick chooses not to avail itself of such statutory right of acquisition, Barrick will use its commercially reasonable efforts to pursue other means of acquiring the remaining Common Shares not tendered under the Offer. Arizona Star has agreed that, in the event Barrick takes up and pays for Common Shares under the Offer representing at least a simple majority of the outstanding Common Shares (calculated on a fully diluted basis as at the Expiry Time), Arizona Star will assist Barrick in connection with any Subsequent Acquisition Transaction, provided that the consideration per Common Share offered in connection with the Subsequent Acquisition Transaction is at least equivalent in value to the consideration per Common Share paid under the Offer.

Provided that at least 66 2/3% of the outstanding Common Shares on a fully diluted basis are deposited to the Offer (which is a condition of the Offer) and Barrick takes up and pays for such Common Shares, Barrick will own sufficient Common Shares to effect such Subsequent Acquisition Transaction.

A Subsequent Acquisition Transaction described above may constitute a “business combination” or a “going private transaction” within the meaning of certain applicable Canadian securities legislation including OSC Rule 61-501 and AMF Regulation Q-27. Under Rule 61-501 and Regulation Q-27, subject to certain exceptions, a Subsequent Acquisition Transaction may constitute a “business combination” or a “going private transaction” if it would result in the interest of a holder or beneficial owner of Common Shares being terminated without such holder’s or beneficial owner’s consent, irrespective of the nature of the consideration provided in substitution therefor. Barrick expects that any Subsequent Acquisition Transaction relating to Common Shares will be a “business combination” or a “going private transaction” under Rule 61-501 and Regulation Q-27.

In certain circumstances, the provisions of Rule 61-501 and Regulation Q-27 may also deem certain types of Subsequent Acquisition Transactions to be “related party transactions”. However, if the Subsequent Acquisition Transaction is a “business combination” or a “going private transaction” carried out in accordance with Rule 61-501 and Regulation Q-27 or an exemption therefrom, the “related party transaction” provisions therein do not apply to such transaction. Barrick intends to carry out any such Subsequent Acquisition Transaction in accordance with Rule 61-501 and Regulation Q-27, or any successor provisions, or exemptions therefrom, such that the “related party transaction” provisions of Rule 61-501 and Regulation Q-27 will not apply to such Subsequent Acquisition Transaction.

Rule 61-501 and Regulation Q-27 provide that, unless exempted, a corporation proposing to carry out a business combination or a going private transaction is required to prepare a formal valuation of the Common Shares (and, subject to certain exceptions, any non-cash consideration being offered therefor) and provide to the holders of the Common Shares a summary of such valuation or the entire valuation.

In connection therewith, Barrick intends to rely on any exemption then available or pursuant to Rule 61-501 and Regulation Q-27 and is seeking relief from the corresponding valuation requirements in certain other provinces of Canada exempting Barrick or Arizona Star or their affiliates, as appropriate, from the requirement to prepare a valuation in connection with any Subsequent Acquisition Transaction. An exemption is available under Rule 61-501 and Regulation Q-27 for certain business combinations or going private transactions completed within 120 days after the expiry of a formal take-over bid if the consideration offered under such transaction is at least equal in value to and is in the same form as the consideration that the tendering Shareholders were entitled to receive in the take-over bid and that certain disclosure is given in the take-over bid disclosure documents. For these purposes, if Shareholders receive securities in consideration for their Common Shares in the business combination which securities are redeemed for cash within seven days of their issuance, the cash proceeds of the redemption, rather than the redeemed securities, are deemed to be the consideration received in the business combination. Barrick currently intends that the consideration per Common Share offered under any Subsequent Acquisition Transaction proposed by it would be equal in value to and in the same form as, the consideration per Common Share paid to the Shareholders under the Offer (or securities redeemed for cash in such amount within seven days of their issuance, as permitted by Rule 61-501) and that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Date and, accordingly, Barrick expects to rely on these exemptions or to obtain relief from the relevant valuation requirements of certain other provinces of Canada, as applicable.

Depending on the nature and the terms of the Subsequent Acquisition Transaction, the provisions of the BCBCA and Arizona Star’s constating documents require the approval of at least 66 2/3% of the votes cast by holders of the outstanding Common Shares at a meeting duly called and held for the purpose of approving a Subsequent Acquisition Transaction. Rule 61-501 and Regulation Q-27 would in effect also require that, in addition to any other required securityholder approval, in order to complete a business combination or a going private transaction, the approval of a majority of the votes cast by “minority” holders of the Common Shares must be obtained unless an exemption is available or discretionary relief is granted by the OSC and the AMF. In relation to any Subsequent Acquisition Transaction, the “minority” holders will be, subject to any available exemption or discretionary relief granted by the OSC and the AMF, as required, all Shareholders other than Barrick, any “interested party” (within the meaning of Rule 61-501 and Regulation Q-27), certain “related parties” of Barrick or of any other “interested party” (in each case within the meaning of Rule 61-501 and Regulation Q-27) including any director or senior officer of Barrick, affiliate or insider of Barrick or any of their directors or senior officers and any “joint actor” (within the meaning of Rule 61-501 and Regulation Q-27) with any of the foregoing persons.

Rule 61-501 and Regulation Q-27 also provide that Barrick may treat Common Shares acquired pursuant to the Offer (including those deposited under the terms of the Lock-Up Agreements) as “minority” shares and vote them, or consider them voted, in favour of a Subsequent Acquisition Transaction that is a business combination or a going private transaction, provided that, among other things, (a) the business combination or going private transaction is completed not later than 120 days after the Expiry Date; (b) the consideration for each security in the Subsequent Acquisition Transaction is at least equal in value to and in the same form as the consideration paid pursuant to the Offer (and for these purposes, if Shareholders receive securities in consideration for their Common Shares in the business combination which securities are redeemed for cash within seven days of their issuance, the cash proceeds of the redemption, rather than the redeemed securities, are deemed to be the consideration received in the business combination); and (c) the Shareholder who tendered such Common Shares to the Offer was not (i) a “joint actor” (within the meaning Rule 61-501 and Regulation Q-27), (ii) a direct or indirect party to any “connected transaction” (within the meaning of Rule 61-501) to the Offer or (iii) entitled to receive, directly or indirectly, in connection with the Offer, a “collateral benefit” (within the meaning of Rule 61-501) or consideration per Common Share that is not identical in amount and form to the entitlement of the general body of holders in Canada of Common Shares. Barrick currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be equal in value to and in the same form as, the consideration paid to Shareholders under the Offer (or securities redeemed for cash in such amount within seven days of their issuance, as permitted by Rule 61-501) and that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Date and, accordingly, Barrick intends to cause Common Shares acquired pursuant to the Offer to be voted in favour of such transaction and to be counted as part of any minority approval required in connection with any such transaction. The only Common Shares that Barrick anticipates will be required to be excluded in determining whether minority approval has been obtained are the Common Shares that Barrick may purchase through the facilities of the TSXV, if any, as described in Section 12 of the Offer, “Market Purchases”.

In addition, under Rule 61-501 and Regulation Q-27, if, following the Offer, Barrick and its “joint actors” (within the meaning of Rule 61-501 and Regulation Q-27) are the registered holders of 90% or more of the Common Shares at the time the business combination or going private transaction is initiated, the requirement for minority approval under Rule 61-501 and Regulation Q-27 would not apply to the transaction if an enforceable right to dissent and seek fair value or a substantially equivalent right is made available to the minority Shareholders.

Any Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent and demand payment of the fair value of their Common Shares. If the relevant dissent procedures are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting Shareholders for their Common Shares. The fair value of Common Shares so determined could be more or less than the amount paid per Common Share under the Subsequent Acquisition Transaction or the Offer.

The timing and details of any Compulsory Acquisition or Subsequent Acquisition Transaction involving Arizona Star will necessarily depend on a variety of factors, including the number of Common Shares acquired pursuant to the Offer. Although Barrick currently intends to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction on the same terms as the Offer, it is possible that, as a result of the number of Common Shares acquired under the Offer, delays in Barrick’s ability to effect such a transaction, information hereafter obtained by Barrick, changes in general economic, industry, regulatory or market conditions or in the business of Arizona Star, or other currently unforeseen circumstances, such a transaction may not be so proposed or may be delayed or abandoned. Barrick expressly reserves the right to propose other means of acquiring, directly or indirectly, all of the outstanding Common Shares in accordance with applicable Laws, including a Subsequent Acquisition Transaction on terms not described in the Circular.

If Barrick is unable or decides not to effect a Compulsory Acquisition or propose a Subsequent Acquisition Transaction, or proposes a Subsequent Acquisition Transaction but cannot obtain any required approvals or exemptions promptly, Barrick will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable Laws, purchasing additional Common Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from Arizona Star, or taking no actions to acquire additional Common Shares. Subject to applicable Laws, any additional purchases of Common Shares could be at a price greater than, equal to, or less than the price to be paid for Common Shares under the Offer and could be for cash, securities and/or other consideration. Alternatively, Barrick may take no action to acquire additional Common Shares, or may even sell or otherwise dispose of any or all Common Shares acquired pursuant to the Offer, on terms and at prices then determined by Barrick, which may vary from the price paid for Common Shares under the Offer.

The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Shareholder of accepting the Offer. See Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations” and Section 20 of the Circular, “Certain United States Federal Income Tax Considerations”.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if and when proposed.

Judicial Developments

Certain judicial decisions may be considered relevant to any Subsequent Acquisition Transaction that may be proposed or effected subsequent to the expiry of the Offer. Prior to the adoption of Rule 61-501 (or its predecessor, OSC Policy 9.1) and Regulation Q-27, Canadian courts had, in a few instances, granted preliminary injunctions to prohibit transactions involving business combinations or going private transactions. Barrick has been advised that more recent notices and judicial decisions indicate a willingness to permit business combinations or going private transactions to proceed, subject to compliance with requirements intended to ensure procedural and substantive fairness in the treatment of minority shareholders.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction that may constitute a business combination or going private transaction.

16.	Benefits from the Offer

To the knowledge of Barrick, there are no direct or indirect benefits of accepting or refusing to accept the Offer that will accrue to any director or senior officer of Arizona Star, to any associate of a director or senior officer of Arizona Star, to any person or company holding more than 10% of any class of equity securities of Arizona Star or to any person or company acting jointly or in concert with Barrick, other than those that will accrue to Shareholders generally.

17.	Agreements, Arrangements or Understandings

Other than the Lock-Up Agreements, there are (a) no arrangements or agreements made or proposed to be made between Barrick and any of the directors or senior officers of Arizona Star; and (b) no contracts, arrangements or understandings, formal or informal, between Barrick and any securityholder of Arizona Star with respect to the Offer. Other than the Confidentiality Agreement, the Support Agreement and the Lock-Up Agreements, there are no contracts, arrangements or understandings, formal or informal, between Barrick and any person or company with respect to any securities of Arizona Star in relation to the Offer. See Section 5 of this Circular, “Support Agreement” and Section 6 of this Circular, “Lock-Up Agreements”.

18.	Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer

The purchase of Common Shares by Barrick under the Offer or otherwise will reduce the number of Common Shares that might otherwise trade publicly and will reduce the number of Shareholders and, depending on the number of Common Shares acquired by Barrick, could materially adversely affect the liquidity and market value of any remaining Common Shares held by the public.

The rules and regulations of the TSXV and the AMEX, respectively, establish certain criteria which, if not met, could lead to the delisting of the Common Shares from such exchange. Among such criteria are the number of Shareholders, the number of Common Shares publicly held and the aggregate market value of the Common Shares publicly held. Depending on the number of Common Shares purchased by Barrick under the Offer or otherwise, it is possible that the Common Shares will fail to meet the criteria for continued listing on one or both of such exchanges. If this were to happen, the Common Shares could be delisted and this could adversely affect the market or result in a lack of an established market for such Common Shares. If permitted by applicable Laws, Barrick intends to cause Arizona Star to apply to delist the Common Shares from the TSXV and the AMEX as soon as practicable after completion of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction. If the Common Shares are delisted from the TSXV and the AMEX, the extent of the public market for the Common Shares and the availability of price or other quotations would depend upon the number of Shareholders, the number of Common Shares publicly held and the aggregate market value of the Common Shares publicly held at such time, the interest in maintaining a market in Common Shares on the part of securities firms, whether Arizona Star remains subject to public reporting requirements in Canada and other factors.

After the purchase of the Common Shares and any Compulsory Acquisition or Subsequent Acquisition Transaction, Arizona Star may cease to be subject to the public reporting and proxy solicitation requirements of the BCBCA and the securities laws of certain provinces of Canada. Furthermore, it may be possible for Arizona Star to request the elimination of the public reporting requirements of any province of Canada where a small number of Shareholders reside. If permitted by applicable Laws, subsequent to the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, Barrick intends to cause Arizona Star to cease to be a reporting issuer under the securities laws of each province of Canada.

The registration of the Common Shares under the US Exchange Act could be terminated upon application of Arizona Star to the SEC if the Common Shares were no longer listed on a “national securities exchange” such as the AMEX and there were fewer than 300 holders of record of Common Shares resident in the United States. If the Common Shares were deregistered under the US Exchange Act, then Arizona Star would cease to be required to comply with US periodic reporting requirements and other rules governing publicly held companies in the United States. In addition, certain provisions of the US Exchange Act, such as Rule 13e-3 with respect to “going private” transactions, would no longer be applicable to Arizona Star and “affiliates” of Arizona Star and persons holding “restricted securities” of Arizona Star could be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the US Securities Act of 1933, as amended.

Furthermore, if registration of the Common Shares under the US Exchange Act is terminated, the Common Shares may no longer constitute “margin securities” under the regulations of the Board of Governors of the US Federal Reserve

System if there is no ready market for those securities, in which event the Common Shares could no longer be used as collateral for loans made by brokers.

19.	Certain Canadian Federal Income Tax Considerations

In the opinion of Davies Ward Phillips & Vineberg LLP, counsel to Barrick, the following summary describes the principal Canadian federal income tax considerations generally applicable to the disposition of Common Shares under the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction to Shareholders who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”), and at all relevant times, hold their Common Shares as capital property, did not acquire the Common Shares pursuant to a stock option plan, and deal at arm’s length and are not affiliated with Barrick or Arizona Star. Common Shares will generally be considered to be capital property to a Shareholder unless the Shareholder holds such shares in the course of carrying on a business or the Shareholder has acquired such shares in a transaction or transactions considered to be an adventure or concern in the nature of trade. Certain Canadian resident Shareholders whose Common Shares might not otherwise be considered capital property may be entitled to make an irrevocable election under subsection 39(4) of the Tax Act to have their Common Shares and all other “Canadian securities” (as defined in the Tax Act) owned by such Shareholder in the taxation year in which the election is made, and in all subsequent taxation years, deemed to be capital property.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) and counsel’s understanding of the administrative practices of the Canada Revenue Agency (“CRA”) published in writing prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and assumes that all Tax Proposals will be enacted in the form proposed. However, there can be no assurance that the Tax Proposals will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law or administrative practice, whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account or consider other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

This summary is based on the assumption that if the SRP Rights are acquired by Barrick, there is no value to the SRP Rights, and no amount of the consideration to be paid by Barrick will be allocated to the SRP Rights. This summary is not applicable to a Shareholder that is (a) a “financial institution” as defined in the Tax Act for the purposes of the “mark-to-market” rules, (b) a “specified financial institution” as defined in the Tax Act, or (c) a Shareholder an interest in which is, or for whom a Common Share would be, a “tax shelter investment” as defined in the Tax Act. Such Shareholders should consult their own tax advisors.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Consequently, Shareholders are urged to consult their own tax advisors for advice regarding the income tax consequences to them of disposing of their Common Shares under the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction having regard to their own particular circumstances, and any other consequences to them of such transactions under Canadian federal, provincial, territorial or local tax laws and under foreign tax laws.

Shareholders Resident in Canada

The following portion of the summary is generally applicable to a Shareholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty is, or is deemed to be, resident in Canada (a “Resident Holder”).

Sale Pursuant to the Offer

A Resident Holder who disposes of Common Shares to Barrick under the Offer will realize a capital gain (or capital loss) equal to the amount by which the cash received for the Common Shares, less any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of the Common Shares to the Resident Holder.

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in such taxation year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains for the year may be carried back and deducted in any of the three preceding years or carried forward and deducted in any subsequent year against net taxable capital gains realized in such years in the circumstances described in the Tax Act.

Capital gains realized by individuals and certain trusts may give rise to a liability for alternative minimum tax under the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of dividends previously received or deemed to have been received on such Common Share, subject to and in accordance with the provisions of the Tax Act. Similar rules may apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident Holders should consult their own tax advisors regarding these rules.

A Resident Holder that is throughout the year a “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

Compulsory Acquisition

As described in Section 15 of the Circular, “Acquisition of Common Shares Not Deposited — Compulsory Acquisition”, Barrick may, in certain circumstances, acquire Common Shares pursuant to Section 300 of the BCBCA. A Resident Holder disposing of Common Shares pursuant to a Compulsory Acquisition will realize a capital gain (or capital loss) generally calculated in the same manner and with the tax consequences as described above under “Shareholders Resident in Canada — Sale Pursuant to the Offer”.

A Resident Holder who obtains an order of a court of competent jurisdiction in respect of a Compulsory Acquisition and receives a cash payment from Barrick for its Common Shares will be considered to have disposed of the Common Shares for proceeds of disposition equal to the amount received (not including the amount of any interest awarded by the court). As a result, a Resident Holder will realize a capital gain (or a capital loss) generally calculated in the same manner and with the tax consequences as described above under “Shareholders Resident in Canada — Sale Pursuant to the Offer”. Any interest awarded to a dissenting Resident Holder by the court must be included in computing such Resident Holder’s income for the purposes of the Tax Act.

Subsequent Acquisition Transaction

As described in Section 15 of the Circular, “Acquisition of Common Shares Not Deposited — Subsequent Acquisition Transaction”, if the compulsory acquisition provisions of Section 300 of the BCBCA are not utilized, Barrick may propose other means of acquiring the remaining issued and outstanding Common Shares. A Subsequent Acquisition Transaction may be effected by an amalgamation, capital reorganization, share consolidation, statutory arrangement or other transaction. The tax treatment of a Subsequent Acquisition Transaction to a Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. Resident Holders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction.

By way of example, a Subsequent Acquisition Transaction could be implemented by means of an amalgamation of Arizona Star with Barrick and/or one or more of its affiliates pursuant to which Resident Holders who have not tendered their Common Shares under the Offer would have their Common Shares exchanged on the amalgamation for redeemable preference shares of the amalgamated corporation (“Redeemable Shares”) which would then be immediately redeemed for cash. In those circumstances, a Resident Holder would not realize a capital gain or capital loss as a result of such exchange of Common Shares for Redeemable Shares, and the cost of the Redeemable Shares received would be the aggregate adjusted cost base of the Common Shares to the Resident Holder immediately before the amalgamation.

Upon redemption of its Redeemable Shares, the Resident Holder would be deemed to have received a dividend (subject to the potential application of subsection 55(2) of the Tax Act to Resident Holders that are corporations, as discussed below) equal to the amount by which the redemption price of the Redeemable Shares exceeds their paid-up capital for purposes of the Tax Act. The difference between the redemption price and the amount of the deemed dividend would be treated as proceeds of disposition of such shares for purposes of computing any capital gain or capital loss arising on the redemption of such shares.

Subsection 55(2) of the Tax Act provides that where a Resident Holder that is a corporation is deemed to receive a dividend under the circumstances described above, all or part of the deemed dividend may be treated instead as proceeds of disposition of the Redeemable Shares for the purpose of computing the Resident Holder’s capital gain on the redemption of such shares. Accordingly, Resident Holders that are corporations should consult their own tax advisors for specific advice with respect to the potential application of this provision. Subject to the potential application of this provision, dividends deemed to be received by a Resident Holder that is a corporation as a result of the redemption of the Redeemable Shares will be included in computing its income, but normally will also be deductible in computing its taxable income.

A Resident Holder that is a “private corporation” or a “subject corporation” (as such terms are defined in the Tax Act) may be liable to pay the 33 1/3% refundable tax under Part IV of the Tax Act on dividends deemed to be received on the Redeemable Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income.

In the case of a Resident Holder who is an individual, dividends deemed to be received as a result of the redemption of the Redeemable Shares will be included in computing the Resident Holder’s income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by a taxable Canadian corporation. A dividend will be eligible for an enhanced gross-up and dividend tax credit if the recipient receives written notice from the issue of the Redeemable Shares designating the dividend as an “eligible dividend” within the meaning of the Tax Act.

Pursuant to the current administrative practice of the CRA, a Resident Holder who exercises his or her statutory right of dissent in respect of an amalgamation would be considered to have disposed of his or her Common Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Resident Holder (other than interest awarded by a court of competent jurisdiction). As a result, a Resident Holder will realize a capital gain (or a capital loss) generally calculated in the same manner and with the tax consequences as described above under “Shareholders Resident in Canada — Sale Pursuant to the Offer”. Any interest awarded to a dissenting Resident Holder by the court must be included in computing such Resident Holder’s income for the purposes of the Tax Act.

Shareholders Not Resident in Canada

The following portion of the summary is generally applicable to a Shareholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty, is not resident in Canada, nor deemed to be resident in Canada, and does not use or hold, and is not deemed to use or hold, Common Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere.

Disposition of Common Shares Pursuant to the Offer or a Compulsory Acquisition

A Non-Resident Holder who disposes of Common Shares under the Offer or a Compulsory Acquisition will realize a capital gain or a capital loss computed in the manner described above under “Shareholders Resident in Canada — Sale Pursuant to the Offer”. A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Common Shares pursuant to the Offer or Compulsory Acquisition unless the Common Shares constitute “taxable Canadian property” to the Non-Resident Holder and do not constitute “treaty-protected property”.

Generally, a Common Share will not constitute “taxable Canadian property” to a Non-Resident Holder at a particular time, provided that (a) such Common Share is listed on a prescribed stock exchange (which currently includes the TSXV and the AMEX) at that time, (b) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length, or the Non-Resident Holder together with such persons have not owned 25% or more of the shares of any class or series of Arizona Star at any time within the 60-month period immediately preceding that time and (c) the Common Share is not otherwise deemed to be taxable Canadian property for purposes of the Tax Act. See “Delisting of Common Shares Following Completion of the Offer” below, in the case where Common Shares are delisted prior to a Compulsory Acquisition.

Even if the Common Shares are taxable Canadian property to a Non-Resident Holder, a taxable capital gain resulting from the disposition of the Common Shares will not be included in computing the Non-Resident Holder’s income for purposes of the Tax Act if the Common Shares constitute “treaty-protected property”. Common Shares owned by a Non-Resident Holder will generally be “treaty-protected property” if the gain from the disposition of such property would, because of an applicable income tax treaty, be exempt from tax under the Tax Act. By way of example, under the Canada-US Income Tax Convention (the “US Treaty”), a Non-Resident Holder who is a resident of the United States for the purposes of the Tax Act and the US Treaty will be exempt from tax in Canada in respect of a gain realized on the disposition of the Common Shares, provided the value of such shares is not derived principally from real property situated in Canada. In the event that Common Shares constitute taxable Canadian property but not treaty-protected property to a particular Non-Resident Holder, the tax consequences as described above under “Shareholders Resident in Canada — Sale Pursuant to the Offer” will generally apply. A Non-Resident Holder who disposes of “taxable Canadian property” must file a Canadian income tax return for the year in which the disposition occurs, regardless of whether the Non-Resident Holder is liable to Canadian tax on any gain realized as a result.

Any interest awarded by the court and paid or credited to a Non-Resident Holder who obtains an order of the court in respect of a Compulsory Acquisition will be subject to Canadian withholding tax at the rate of 25%, subject to reduction pursuant to the provisions of an applicable income tax treaty. Where the Non-Resident Holder is entitled to benefits under the US Treaty, by way of example, and is the beneficial owner of the interest, the applicable rate is generally reduced to 10%, and may be reduced to 0% under the Fifth Protocol to the US Treaty released on September 21, 2007 and under the Tax Proposals.

Disposition of Common Shares Pursuant to a Subsequent Acquisition Transaction

As described in Section 15 of the Circular, “Acquisition of Common Shares Not Deposited — Subsequent Acquisition Transaction”, Barrick reserves the right to use all reasonable efforts to acquire the balance of Common Shares not acquired under the Offer or by Compulsory Acquisition. A Subsequent Acquisition Transaction may be effected by an amalgamation, capital reorganization, share consolidation, statutory arrangement or other transaction. The Canadian federal income tax consequences of a Subsequent Acquisition Transaction to a Non-Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and may be substantially the same as, or materially different from, those described above. See “Delisting of Common Shares Following Completion of the Offer” below, in the case where Common Shares are delisted prior to a Subsequent Acquisition Transaction.

A Non-Resident Holder may realize a capital gain (or a capital loss) and/or a deemed dividend on the disposition of Common Shares pursuant to a Subsequent Acquisition Transaction. Capital gains and capital losses realized by a Non-Resident Holder in connection with a Subsequent Acquisition Transaction will be subject to taxation in the manner described above under “Shareholders Not Resident in Canada — Disposition of Common Shares Pursuant to the Offer or a Compulsory Acquisition”. Dividends paid or deemed to be paid to a Non-Resident Holder will be subject to Canadian withholding tax at a rate of 25%, subject to reduction pursuant to the provisions of an applicable income tax treaty. Where the Non-Resident Holder is entitled to the benefits under the US Treaty, by way of example, and is the beneficial owner of the dividends, the applicable rate is generally reduced to 15%.

Any interest paid to a Non-Resident Holder exercising its right to dissent in respect of a Subsequent Acquisition Transaction will be subject to Canadian withholding tax at the rate of 25%, subject to reduction pursuant to the provisions of an applicable income tax treaty (10% under the US Treaty, for example, with possible reduction to 0% under the Fifth Protocol to the US Treaty and the Tax Proposals).

Delisting of Common Shares Following Completion of the Offer

As described above in Section 18 of the Circular, “Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer”, the Common Shares may cease to be listed on the TSXV and the AMEX following the completion of the Offer and may not be listed on the TSXV and the AMEX at the time of their disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction. Non-Resident Holders are cautioned that if the Common Shares are not listed on a prescribed or recognized stock exchange (which includes the TSXV and the AMEX) at the time they are disposed of:

(a)	the Common Shares will generally be taxable Canadian property for Non-Resident Holders;

(b)	Non-Resident Holders may be subject to income tax under the Tax Act in respect of any capital gain realized on such disposition (unless the Common Shares constitute “treaty-protected property”, as described above); and

(c)	the notification and withholding provisions of section 116 of the Tax Act will apply to Non-Resident Holders, in which case Barrick may be required to deduct or withhold an amount from any payment made to a Non-Resident Holder in respect of the acquisition of Common Shares.

A Non-Resident Holder that disposes of “taxable Canadian property” must file a Canadian income tax return for the year in which the disposition occurs regardless of whether the Non-Resident Holder is liable to Canadian tax on any gain realized as a result.

20.	Certain United States Federal Income Tax Considerations

In the opinion of Davies Ward Phillips & Vineberg LLP, counsel to Barrick, the following summary describes the material US federal income tax considerations generally applicable to US Shareholders (as defined below) with respect to the disposition of Common Shares under the Offer (or a Compulsory Acquisition). This summary is based upon the US Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, administrative pronouncements, and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be requested from the US Internal Revenue Service (the “IRS”) regarding the tax consequences of the Offer (or a Compulsory Acquisition) and there can be no assurance that the IRS will agree with the discussion set out below. The discussion does not address aspects of US federal taxation other than income taxation, nor does it address all aspects of US federal income taxation, including aspects of US federal income taxation that may be applicable to particular Shareholders, including but not limited to Shareholders who are dealers in securities, life insurance companies, tax-exempt organizations, banks, foreign persons, persons who hold Common Shares through partnerships or other pass-through entities, persons who own, directly or indirectly, 5% or more, by voting power or value, of the outstanding shares of Arizona Star or Barrick, persons whose functional currency is not the US dollar or who acquired their Common Shares in a compensatory transaction and persons who hold Common Shares as part of a straddle, hedge, constructive sale or other integrated transaction for tax purposes. This summary is limited to persons who hold their Common Shares as a “capital asset” within the meaning of Section 1221 of the Code. The discussion also does not address the US federal income tax consequences to holders of Options or to holders of other securities of Arizona Star that are convertible into or exchangeable or exercisable for Common Shares. In addition, it does not address state, local or foreign tax consequences. US Shareholders are urged to consult their tax advisors with respect to the US federal, state, local and foreign tax consequences to their particular situations of the Offer (or a Compulsory Acquisition) or other transactions described in Section 15 of the Circular, “Acquisition of Common Shares Not Deposited”.

As used herein, the term “US Shareholder” means a beneficial owner of Common Shares that is, for US federal income tax purposes: (a) a citizen or resident of the United States; (b) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof or therein; (c) an estate the income of which is subject to US federal income taxation regardless of its source; or (d) a trust (i) that is subject to the supervision of a court within the United States and the control of one or more US persons as described in Code Section 7701(a)(30) or (ii) that has a valid election in effect under applicable US Treasury regulations to be treated as a US person.

Disposition of Common Shares

Subject to the discussion below under “Passive Foreign Investment Companies”, a US Shareholder who sells Common Shares in the Offer (or a Compulsory Acquisition) generally will recognize a capital gain or loss for US federal income tax purposes equal to the difference, if any, between the amount of cash received (other than amounts, if any, received in a Compulsory Acquisition that are or are deemed to be interest for US federal income tax purposes, which will be treated as ordinary income) and the US Shareholder’s adjusted tax basis in the Common Shares sold in the Offer (or a Compulsory Acquisition). In general, capital gains recognized by an individual, estate or trust will be subject to a maximum US federal income tax rate of 15% if the Common Shares were held for more than one year.

If Barrick is unable to effect a Compulsory Acquisition or if Barrick elects not to proceed with a Compulsory Acquisition, then Barrick may propose a Subsequent Acquisition Transaction as described in Section 15 of the Circular, “Acquisition of Common Shares Not Deposited”. The US federal income tax consequences resulting therefrom would depend upon the manner in which the transaction is carried out. Generally, if a US Shareholder receives cash in exchange for Common Shares, it is expected that the US federal income tax consequences to the US Shareholder will be substantially similar to the consequences described above. However, there can be no assurance that the US federal income tax consequences of a Subsequent Acquisition Transaction will not be materially different from the consequences described above. US Shareholders should consult their own income tax advisors with respect to the income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction. This summary does not describe the tax consequences of any such transaction to a US Shareholder.

When a US Shareholder who is a cash-basis taxpayer receives foreign currency, such as Canadian dollars, in connection with the Offer (or a Compulsory Acquisition), the amount realized will be based on the US dollar value of the foreign currency received, as determined on the settlement date of such sale or other taxable disposition.

If a US Shareholder is an accrual-basis taxpayer, the US Shareholder may elect the same treatment required of cash-basis taxpayers with respect to the foreign currency received in the Offer (or a Compulsory Acquisition), provided the election is applied consistently from year to year. The election may not be changed without the consent of the IRS. If a US Shareholder is an accrual-basis taxpayer, receives foreign currency and does not elect to be treated as a cash-basis taxpayer for this purpose, the US Shareholder will have a taxable gain or loss on the Common Shares calculated on the basis of the US dollar value of the foreign currency on the date of the sale in the Offer (or Compulsory Acquisition) and might have a foreign currency gain or loss for US federal income tax purposes. Any foreign currency gain or loss will be equal to any difference between the US dollar value of any foreign currency received on the date of the sale in the Offer (or in a Compulsory Acquisition) and on the date of payment, if these dates are considered to be different for US tax purposes. Any currency gain or loss generally will be treated as US source ordinary income or loss and would be in addition to the gain or loss, if any, recognized in the Offer (or in a Compulsory Acquisition).

Foreign Tax Credits for Canadian Taxes Paid or Withheld

A US Shareholder that pays (directly or through withholding) Canadian income taxes in connection with the Offer (or a Compulsory Acquisition) may be entitled to claim a deduction or credit for US federal income tax purposes, subject to a number of complex rules and limitations. Gain on the disposition of Common Shares generally will be US source gain for foreign tax credit purposes, unless the gain is subject to tax in Canada and resourced as foreign source gain under the provisions of the US Treaty. US Shareholders should consult their own tax advisors regarding the foreign tax credit implications of disposing of Common Shares in the Offer (or a Compulsory Acquisition).

Passive Foreign Investment Companies

Based on our review of Arizona Star’s current structure, income and assets, we have not been able to determine whether Arizona Star is a passive foreign investment company (a “PFIC”). PFIC status is a factual determination made on an annual basis, and, could change if the composition of Arizona Star’s income or assets were to change. In general, Arizona Star would be a PFIC if, for any taxable year, 75% or more of its gross income constituted “passive income” or 50% or more of its assets produced, or were held for the production of, passive income. If Arizona Star is or has been a PFIC at any time during a US Shareholder’s holding period. In general, any gain recognized by the US Shareholder as a result of his or her participation in the Offer (or a Compulsory Acquisition) will be treated as ordinary income and is subject to special tax rules. Under these special tax rules, (a) the amount of any gain recognized in the Offer (or a Compulsory Acquisition) is allocated ratably over the US Shareholder’s holding period for his or her Common Shares, (b) the amount of ordinary income allocated to years prior to the year when the gain is recognized is subject to US federal income tax at the highest statutory rate applicable to the US Shareholder for each prior year (determined without regard to other income, losses or deductions of the US Shareholder for these years), and (c) the tax due with respect to the gain allocated to prior years is subject to an interest charge, computed at the rate applicable to underpayments of tax. Different rules apply if Arizona Star is or has been a PFIC and the US Shareholder made certain elections with respect to its stock in Arizona Star.

US Shareholders are strongly urged to consult their own advisors as to the status of Arizona Star as a PFIC under US tax rules and the potential impact of this status on the tax consequences to them of participating in the Offer (or a Compulsory Acquisition).

Information Reporting and Backup Withholding

Payments in respect of Common Shares may be subjected to information reporting to the IRS. In addition, a US Shareholder (other than certain exempt holders including, among others, corporations) may be subject to backup withholding at a 28% rate on cash payments received in connection with the Offer (or a Compulsory Acquisition).

Backup withholding will not apply, however, to a US Shareholder who furnishes a correct taxpayer identification number and certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the US Shareholder’s US federal income tax liability, provided the required information is furnished to the IRS.

21.	Acceptance of the Offer

Barrick has no knowledge regarding whether any Shareholders will accept the Offer, other than the Locked-Up Shareholders, who have agreed to accept the Offer pursuant to the Lock-Up Agreement.

22.	Depositary

Barrick has engaged Kingsdale Shareholder Services Inc. as the Depositary under the Offer. In such capacity, the Depositary will receive deposits of certificates representing Common Shares and accompanying Letters of Transmittal deposited under the Offer at its office in Toronto, Ontario specified in the Letter of Transmittal. In addition, the Depositary will receive deposits of Notices of Guaranteed Delivery at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving certain notices, if required, and for making payment for all Common Shares purchased by Barrick under the Offer. The Depositary will also facilitate book-entry transfers of Common Shares. The Depositary will receive reasonable and customary compensation from Barrick for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses in connection therewith.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary. However, an investment advisor, stockbroker, bank, trust company or other nominee through whom a Shareholder owns Common Shares may charge a fee to tender Common Shares on behalf of the Shareholder. Shareholders should consult their investment advisor, stockbroker, bank, trust company or other nominee, as applicable, to determine whether any charges will apply.

23.	Information Agent

Barrick has retained Kingsdale Shareholder Services Inc. to act as Information Agent in connection with the Offer. The Information Agent will receive reasonable and customary compensation from Barrick for services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses.

Except as set out herein, Barrick has not agreed to pay any fees or commissions to any stockbroker, dealer or other person for soliciting tenders of Common Shares under the Offer; provided that Barrick may make other arrangements with information agents for customary compensation during the Offer period if it considers it appropriate to do so.

24.	Legal Matters

Certain legal matters on behalf of Barrick will be passed upon by, and the opinions contained under “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations” have been provided by, Davies Ward Phillips & Vineberg LLP, Toronto, Canada, Canadian counsel to Barrick. In addition, Davies Ward Phillips & Vineberg LLP, New York, New York, has acted as US tax counsel to Barrick in connection with the Offer. Barrick is also being advised in respect of certain matters concerning the Offer by Cravath, Swaine & Moore LLP, New York, New York, United States counsel to Barrick.

25.	Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or rights to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

26.	Directors’ Approval

The contents of the Offer and Circular have been approved, and the sending of the Offer and Circular to the Shareholders has been authorized, by the Board of Directors of Barrick.

CONSENT OF COUNSEL

TO: The Directors of Barrick Gold Corporation

We hereby consent to the reference to our name and opinions contained under “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations” in the Circular accompanying the Offer dated November 9, 2007 made by Barrick Gold Corporation to the holders of Common Shares of Arizona Star Resource Corp.

Toronto, Ontario and New York, New York	(signed) Davies Ward Phillips & Vineberg LLP
November 9, 2007

APPROVAL AND CERTIFICATE

The contents of the Offer and the Circular have been approved, and the sending, communication or delivery thereof to the Shareholders of Arizona Star Resource Corp. has been authorized, by the Board of Directors of Barrick Gold Corporation.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the Common Shares which are the subject of the Offer.

DATED: November 9, 2007

(signed) Gregory C. Wilkins President and Chief Executive Officer	(signed) Jamie C. Sokalsky Executive Vice President and Chief Financial Officer

On behalf of the Board of Directors

(signed) Peter Munk Director	(signed) C. William D. Birchall Director

SCHEDULE A

SECTION 300 OF THE BCBCA

The exact terms and procedures of the rights of dissent available to Shareholders will depend on the structure of the Subsequent Acquisition Transaction and will be fully described in the proxy circular or other disclosure document provided to Shareholders in connection with the Subsequent Acquisition Transaction.

Business Corporations Act (British Columbia)

Acquisition procedures — s. 300(1)

300. (1) In this section:

“acquiring person” means a person who, under a scheme or contract, makes an acquisition offer, and includes 2 or more persons who, directly or indirectly,

(a)	make an acquisition offer jointly or in concert, or

(b)	intend to exercise jointly or in concert voting rights attached to shares for which an acquisition offer is made;

“acquisition offer” means an offer made by an acquiring person to acquire shares, or any class of shares, of a company;

“offeree”, in respect of an acquisition offer, means a shareholder to whom the acquisition offer is made;

“subject company” means the company, shares or any class of shares of which are the subject of an acquisition offer.

(2)	For the purposes of this section,

(a)	every acquisition offer for shares of more than one class of shares is deemed to be a separate acquisition offer for shares of each class of shares, and

(b)	each acquisition offer is accepted if, within 4 months after the making of the offer, the offer is accepted regarding the shares, or regarding each class of shares involved, by shareholders who, in the aggregate, hold at least 9/10 of those shares or of the shares of that class of shares, other than shares already held at the date of the offer by, or by a nominee for, the acquiring person or its affiliate.

(3)	If an acquisition offer is accepted within the meaning of subsection (2)(b), the acquiring person may, within 5 months after making the offer, send written notice to any offeree who did not accept the offer, that the acquiring person wants to acquire the shares of that offeree that were involved in the offer.

(4)	If a notice is sent to an offeree under subsection (3), the acquiring person is entitled and bound to acquire all of the shares of that offeree that were involved in the offer for the same price and on the same terms contained in the acquisition offer unless the court orders otherwise on an application made by that offeree within 2 months after the date of the notice.

(5)	On the application of an offeree under subsection (4), the court may

(a)	set the price and terms of payment, and

(b)	make consequential orders and give directions the court considers appropriate.

(6)	If a notice has been sent by an acquiring person under subsection (3) and the court has not ordered otherwise under subsection (4), the acquiring person must, no earlier than 2 months after the date of the notice, or, if an application to the court by the offeree to whom the notice was sent is then pending, at any time after that application has been disposed of,

(a)	send a copy of the notice to the subject company, and

(b)	pay or transfer to the subject company the amount or other consideration representing the price payable by the acquiring person for the shares that are referred to in the notice.

(7)	On receiving the copy of the notice and the amount or other consideration referred to in subsection (6), the subject company must register the acquiring person as a shareholder with respect to those shares.

(8)	Any amount received by the subject company under this section must be paid into a separate account at a savings institution and, together with any other consideration so received, must be held by the subject company, or by a trustee approved by the court, in trust for the persons entitled to that sum.

(9)	If the acquiring person has not, within one month after becoming entitled to do so, sent the notice referred to in subsection (3), the acquiring person must send a written notice to each offeree referred to in subsection (3) stating that the offeree, within 3 months after receiving the notice, may require the acquiring person to acquire the shares of that offeree that were involved in the acquisition offer.

(10)	If an offeree requires the acquiring person to acquire the offeree’s shares in accordance with subsection (9), the acquiring person must acquire those shares for the same price and on the same terms contained in the acquisition offer.

The Depositary and Information Agent for the Offer is:

Kingsdale Shareholder Services Inc.

The Exchange Tower
130 King Street West
Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Number:

1-866-879-7650

Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
contactus@kingsdaleshareholder.com

Outside North America, Banks and Brokers Call Collect: 416-867-2272

Any questions and requests for assistance may be directed by holders of Common Shares to the Depositary or the Information Agent at the telephone numbers and location set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. THIS LETTER OF TRANSMITTAL IS FOR USE IN ACCEPTING THE OFFER BY BARRICK GOLD CORPORATION TO PURCHASE ALL OUTSTANDING COMMON SHARES (INCLUDING THE ASSOCIATED RIGHTS ISSUED UNDER THE SHAREHOLDER RIGHTS PLAN) OF ARIZONA STAR RESOURCE CORP.

LETTER OF TRANSMITTAL

for Deposit of Common Shares
(and associated rights issued under the Shareholder Rights Plan)
of

ARIZONA STAR RESOURCE CORP.

under the Offer dated November 9, 2007 made by

BARRICK GOLD CORPORATION

USE THIS LETTER OF TRANSMITTAL IF:

1.	YOU ARE DEPOSITING COMMON SHARE CERTIFICATE(S); OR

2.	YOU ARE FOLLOWING PROCEDURES FOR BOOK-ENTRY TRANSFER WITH DTC AND DO NOT HAVE AN AGENT’S MESSAGE; OR

3.	YOU PREVIOUSLY DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 8:00 P.M. (TORONTO TIME) ON
DECEMBER 18, 2007, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

This Letter of Transmittal (the “Letter of Transmittal”) or a manually executed facsimile thereof, properly completed and executed, together with all other required documents, must accompany share certificates and rights certificates, if applicable, representing common shares of Arizona Star Resource Corp. (“Arizona Star”) and the associated rights issued under the shareholder rights plan of Arizona Star (the “SRP Rights”, and a common share of Arizona Star together with the associated SRP Right, a “Common Share”) deposited under the offer dated November 9, 2007 (the “Offer”) made by Barrick Gold Corporation (“Barrick”) to purchase all of the issued and outstanding Common Shares, including Common Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time of the Offer upon the conversion, exchange or exercise of options or other securities of Arizona Star that are convertible into or exchangeable or exercisable for Common Shares, at a price of Cdn.$18.00 cash per Common Share, and must be received by Kingsdale Shareholder Services Inc. (the “Depositary”) prior to the Expiry Time at its Toronto, Ontario office listed below.

Holders of Common Shares (the “Shareholders”) can also accept the Offer by following the procedures for book-entry transfer set forth in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”. A Shareholder accepting the Offer by following the procedures for book-entry transfer does not need to use this Letter of Transmittal unless such Shareholder is following the procedures for book-entry transfer with DTC and does not have an accompanying Agent’s Message. Shareholders who utilize CDSX to accept the Offer through a book-entry transfer will be deemed to have completed and submitted a Letter of Transmittal and be bound by the terms hereof.

Shareholders whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary at or prior to the Expiry Time must deposit their Common Shares according to the guaranteed delivery procedure set out in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery” by using the accompanying Notice of Guaranteed Delivery. See Instruction 2 herein, “Procedure for Guaranteed Delivery”.

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Certain terms used but not defined in this Letter of Transmittal which are defined in the Glossary to the Offer and Circular have the respective meanings ascribed thereto in such Glossary. All references to “$”, “Cdn.$” and “dollars” in this Letter of Transmittal refer to Canadian dollars, except where otherwise indicated.

Questions and requests for assistance in completing this Letter of Transmittal may be directed to the Information Agent or the Depositary. The contact details for the Information Agent and Depositary are provided at the end of this document. Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Common Shares under the Offer.

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN THE ADDRESS OF THE DEPOSITARY SET FORTH BELOW WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY. YOU MUST SIGN THIS LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW AND IF YOU ARE A US SHAREHOLDER, YOU MUST ALSO COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH BELOW (SEE INSTRUCTION 8, “SUBSTITUTE FORM W-9 FOR US SHAREHOLDERS ONLY”). IF YOU HAVE A US ADDRESS, BUT ARE NOT A US SHAREHOLDER, PLEASE SEE INSTRUCTION 8.

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Please read carefully the Instructions set forth below before completing this Letter of Transmittal.

TO:	BARRICK GOLD CORPORATION

AND TO:	KINGSDALE SHAREHOLDER SERVICES INC., as Depositary, at its office set out herein

The undersigned delivers to you the enclosed certificate(s) representing Common Shares, including SRP Rights, deposited under the Offer. Subject only to the provisions of the Offer regarding withdrawal, the undersigned irrevocably accepts the Offer for such Common Shares upon the terms and conditions contained in the Offer. Unless waived by Barrick, holders of Common Shares are required to deposit one SRP Right for each common share of Arizona Star in order to effect a valid deposit of such Common Shares or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto. The undersigned understands that by depositing Common Shares to the Offer, the undersigned will be deemed to have deposited the SRP Rights associated with such Common Shares. No additional payment will be made for the SRP Rights and no amount of the consideration to be paid by Barrick for the Common Shares will be allocated to the SRP Rights. The following are the details of the enclosed certificate(s):

Box 1
ARIZONA STAR COMMON SHARES*
(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the below form.)
	Name(s) in which Registered	Number of Common
Certificate Number(s)	(please print and fill in exactly as	Shares Represented	Number of Common
(if available)	name(s) appear(s) on certificate(s))	by Certificate	Shares Deposited*

TOTAL:

SRP RIGHTS**
(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the below form.)
(To be completed if necessary.)
Certificate Number(s)	Name(s) in which Registered	Number of SRP Rights	Number of SRP
(if available)	(please print)	Represented by Certificate	Rights Deposited**

TOTAL:

*  Unless otherwise indicated, the total number of Common Shares and SRP Rights evidenced by all certificates delivered will be deemed to have been deposited. See Instruction 7 of this Letter of Transmittal, “Partial Deposits”.

** The following procedures must be followed in order to effect the valid delivery of certificates representing SRP Rights (“Rights Certificates”): (a) if the Separation Time under the Shareholder Rights Plan has not occurred prior to the Expiry Time and Rights Certificates have not been distributed by Arizona Star, a deposit of Common Shares by the undersigned will also constitute a deposit of the associated SRP Rights; (b) if the Separation Time occurs before the Expiry Time and Rights Certificates have been distributed by Arizona Star and received by the undersigned prior to the time the undersigned deposits Common Shares pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited must be delivered with the certificates representing the common shares; and (c) if the Separation Time occurs before the Expiry Time and Rights Certificates are not distributed by the time the undersigned deposits its common shares under the Offer, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure described below. Note that in any case, a deposit of Common Shares constitutes an agreement by the undersigned to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of deposited Common Shares to the Depositary, on or before the third trading day on the TSX Venture Exchange (the “TSXV”) after the date, if any, that Rights Certificates are distributed. Barrick reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the undersigned, prior to taking up the Common Shares for payment pursuant to the Offer, Rights Certificate(s) from the undersigned representing SRP Rights equal in number to the Common Shares deposited by the undersigned.

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The undersigned acknowledges receipt of the Offer and the accompanying Circular and acknowledges that there will be a binding agreement between the undersigned and Barrick, effective immediately following the time at which Barrick takes up Common Shares deposited by the undersigned pursuant to this Letter of Transmittal, in accordance with the terms and conditions of the Offer. The undersigned represents and warrants that (a) the undersigned has full power and authority to deposit, sell, assign and transfer the Common Shares covered by this Letter of Transmittal delivered to the Depositary (the “Deposited Common Shares”) and all rights and benefits arising from such Deposited Common Shares including, without limitation, any and all dividends, distributions, payments, securities, property or other interests (including the SRP Rights) which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Common Shares or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, “Distributions”), (b) the undersigned or the person on whose behalf a book-entry is made owns the Deposited Common Shares and any Distributions deposited under the Offer, (c) the Deposited Common Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Common Shares or Distributions, to any other person, (d) the deposit of the Deposited Common Shares and Distributions complies with applicable Laws, and (e) when the Deposited Common Shares and Distributions are taken up and paid for by Barrick, Barrick will acquire good title thereto (and to any Distributions), free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Offer and in this Letter of Transmittal, subject only to the withdrawal rights set out in the Offer, the undersigned irrevocably accepts the Offer for and in respect of the Deposited Common Shares and (unless deposit is made pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer, “Manner of Acceptance — Book Entry Transfer”) delivers to Barrick the enclosed Common Share certificate(s) and Rights Certificate(s), if applicable, representing the Deposited Common Shares and, on and subject to the terms and conditions of the Offer, deposits, sells, assigns and transfers to Barrick all right, title and interest in and to the Deposited Common Shares, and in and to all rights and benefits arising from the Deposited Common Shares including the SRP Rights, whether or not separated from the Common Shares, and any and all Distributions.

If, on or after the date of the Offer, Arizona Star should divide, combine, reclassify, consolidate, convert or otherwise change any of the Common Shares or its capitalization, or disclose that it has taken or intends to take any such action, the undersigned agrees that Barrick may, in its sole discretion and without prejudice to its rights under “Conditions of the Offer” in Section 4 of the Offer, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amount payable therefor) to reflect such division, combination, reclassification, consolidation, conversion or other change.

Common Shares and any Distributions acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by Barrick free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including without limitation, the right to any and all dividends, distributions, payments, securities, property, rights (including SRP Rights), assets or other interests which may be accrued, declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Common Shares. If, on or after the date of the Offer, Arizona Star should declare, set aside or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Common Share, which is or are payable or distributable to Shareholders on a record date prior to the date of transfer into the name of Barrick or its nominee or transferee on the securities registers maintained by or on behalf of Arizona Star in respect of Common Shares accepted for purchase under the Offer, then (and without prejudice to its rights under “Conditions of the Offer” in Section 4 of the Offer): (a) in the case of cash dividends, distributions or payments, the amount of dividends, distributions or payments shall be received and held by the depositing Shareholders for the account of Barrick until Barrick pays for such Common Shares, and to the extent that such dividends, distributions or payments do not exceed the cash purchase price per Common Share payable by Barrick pursuant to the Offer, the cash purchase price per Common Share, as the case may be, pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment; (b) in the case of non-cash dividends, distributions, payments, securities, property, rights, assets or other interests, the whole of any such non-cash dividends, distributions, payments, securities, property, rights, assets or other interests shall be received and held by the depositing Shareholders for the account of Barrick and shall be required to be promptly remitted and transferred by the depositing Shareholders to the Depositary for the account of Barrick, accompanied by appropriate documentation of transfer; and (c) in the case of any cash dividends, distributions or

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payments in an aggregate amount that exceeds the cash purchase price per Common Share payable by Barrick pursuant to the Offer, the whole of any such cash dividend, distribution or payment shall be received and held by the depositing Shareholders for the account of Barrick and shall be required to be promptly remitted and transferred by the depositing Shareholders to the Depositary for the account of Barrick, accompanied by appropriate documentation of transfer. Pending such remittance, Barrick will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, securities, property, rights, assets or other interests and may withhold the entire purchase price payable by Barrick under the Offer or deduct from the consideration payable by Barrick under the Offer the amount or value thereof, as determined by Barrick in its sole discretion.

If the Separation Time does not occur before the Expiry Time, a deposit of Common Shares will also constitute a deposit of the associated SRP Rights. If the Separation Time occurs before the Expiry Time and Rights Certificates are distributed by Arizona Star to Shareholders prior to the time that the undersigned deposits Common Shares pursuant to the Offer, in order for the Common Shares to be validly deposited, Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited must be delivered to the Depositary. If the Separation Time occurs before the Expiry Time and Rights Certificates are not distributed prior to the Expiry Time, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure set forth in the Offer and the Notice of Guaranteed Delivery. In any case, a deposit of Common Shares constitutes an agreement by the signatory to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited pursuant to the Offer to the Depositary on or before the third trading day on the TSXV after the date, if any, that Rights Certificate(s) are distributed to Shareholders. Barrick reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the undersigned prior to taking up the Common Shares for payment pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the Common Shares deposited by the undersigned.

The undersigned irrevocably constitutes and appoints, effective at and after the time (the “Effective Time”) that Barrick takes up the Deposited Common Shares, each director or officer of Barrick, and any other person designated by Barrick in writing, as the true and lawful agent, attorney, attorney-in-fact and proxy of the holder of the Common Shares covered by this Letter of Transmittal or book-entry transfer (which Common Shares upon being taken up are, together with any Distributions thereon, hereinafter referred to as the “Purchased Securities”) with respect to such Purchased Securities, with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder:

(a)	to register or record the transfer and/or cancellation of such Purchased Securities to the extent consisting of securities on the appropriate securities registers maintained by or on behalf of Arizona Star;

(b)	for so long as any such Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable Laws), as and when requested by Barrick, any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to Barrick in respect of any or all Purchased Securities, to revoke any such instruments, authorizations or consents given prior to or after the Effective Time, and to designate in any such instruments, authorizations or consents any person or persons as the proxyholder of such Shareholder in respect of such Purchased Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Arizona Star;

(c)	to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of such Shareholder; and

(d)	to exercise any other rights of a Shareholder with respect to such Purchased Securities.

The undersigned accepts the Offer under the terms of this Letter of Transmittal (including book-entry transfer) and revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by such Shareholder at any time with respect to the Deposited Common Shares or any Distributions. The undersigned agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Common Shares or any Distributions by or on behalf of the

5

depositing Shareholder unless the Deposited Common Shares are not taken up and paid for under the Offer or are withdrawn in accordance with Section 8 of the Offer, “Withdrawal of Deposited Common Shares”.

The undersigned also agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Arizona Star and, except as may otherwise be agreed with Barrick, not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to Barrick any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities, and agrees to designate or appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by Barrick as the proxy of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

The undersigned covenants to execute, upon request of Barrick, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to Barrick. Each authority herein conferred or agreed to be conferred is, to the extent permitted by applicable Laws, irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by applicable Laws, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

The Depositary will act as the agent of persons who have deposited Common Shares in acceptance of the Offer for the purposes of receiving payment from Barrick and transmitting such payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Common Shares.

All amounts payable under the Offer will be paid in Canadian dollars.

Settlement with each Shareholder who has deposited (and not withdrawn) Common Shares under the Offer will be made by the Depositary issuing or causing to be issued a cheque (except for payments in excess of $25 million, which will be made by wire transfer (as described below)), payable in Canadian funds in the amount to which the person depositing Common Shares is entitled. Unless otherwise directed in this Letter of Transmittal, the cheque will be issued in the name of the registered holder of the Common Shares so deposited. Unless the person depositing the Common Shares instructs the Depositary to hold the cheque for pick-up by checking the appropriate box (Block D) in this Letter of Transmittal, the cheque will be forwarded by first class mail to such person at the address specified in this Letter of Transmittal. If no such address is specified, the cheque will be sent to the address of the registered holder as shown on the securities registers maintained by or on behalf of Arizona Star. Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to applicable Laws, Barrick may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder. The undersigned further understands and acknowledges that under no circumstances will interest accrue or any amount be paid by Barrick or the Depositary by reason of any delay in making payments for Common Shares to any person on account of Common Shares accepted for payment under the Offer.

Pursuant to the rules of the Canadian Payments Association, a $25 million ceiling has been established on cheques, bank drafts and other paper-based payments processed through Canada’s clearing system. As a result, any payment to the undersigned in excess of $25 million will be effected by the Depositary by wire transfer in accordance with the Large Value Transfer System Rules established by the Canadian Payments Association. Accordingly, settlement with the undersigned involving a payment in excess of $25 million, if applicable, will be made only in accordance with wire transfer instructions provided by the undersigned to the Depositary in writing. In the event wire transfer instructions are required as set out above, the Depositary will contact the undersigned promptly following the Expiry Time for purposes of obtaining wire transfer instructions. Any delay in payment by the Depositary resulting from the provision by the undersigned of wire transfer instructions will not entitle the undersigned to interest or other compensation in addition to the amounts to which the undersigned is entitled pursuant to the Offer.

Any deposited Common Shares that are not taken up and paid for by Barrick pursuant to the terms and conditions of the Offer for any reason will be returned, at Barrick’s expense, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal or termination of the Offer, by either (a) sending certificates representing the Common

6

Shares not purchased by first class insured mail to the address of the depositing Shareholder specified in this Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the securities registers maintained by or on behalf of Arizona Star, or (b) in the case of Common Shares deposited by book-entry transfer of such Common Shares pursuant to the procedures set out in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, such Common Shares will be credited to the depositing holder’s account maintained with CDS or DTC, as applicable.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par l’offre et son acceptation par cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

7

SHAREHOLDER INFORMATION AND INSTRUCTIONS

Before signing this Letter of Transmittal, please review carefully and complete the following boxes, as appropriate.

BLOCK A
REGISTRATION AND
PAYMENT INSTRUCTIONS

ISSUE CHEQUE IN THE NAME OF:
(please print or type)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Telephone — Business Hours)

(Tax Identification, Social Insurance or
Social Security Number)

BLOCK B
DELIVERY INSTRUCTIONS

SEND CHEQUE
(unless Block “D” is checked) TO:

☐ Same as address in Block “A” or to:

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Telephone — Business Hours)

(Tax Identification, Social Insurance or
Social Security Number)

*	The delivery instructions given in this Block B will also be used to return certificate(s) representing Common Shares if required for any reason.

BLOCK C
TAXPAYER IDENTIFICATION NUMBER

US residents or citizens must provide their
Taxpayer Identification Number

(Taxpayer Identification Number)

If you are a US Shareholder or are acting on behalf of a US Shareholder, in order to avoid backup withholding you must complete the Substitute Form W-9, included below, or otherwise provide certification that you are exempt from backup withholding. If you are not a US Shareholder, but have a US address, you must provide a completed US Internal Revenue Service Form W-8 in order to avoid backup withholding. See Instruction 8, “Substitute Form W-9 for US Shareholders Only” for further details.

BLOCK D
SPECIAL PICK-UP INSTRUCTIONS

☐	HOLD CHEQUE FOR PICK-UP AT THE OFFICES OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED (check box)

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BLOCK E
DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY

☐	CHECK HERE IF COMMON SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE TORONTO, ONTARIO OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING: (please print or type)

Name of Registered Holder

Date of Execution of Guaranteed Delivery

Window Ticket Number (if any)

Name of Institution which Guaranteed Delivery

SHAREHOLDER SIGNATURE

By signing below, the Shareholder expressly agrees to the terms and conditions set forth above.

Signature guaranteed by (if required under Instruction 4):	Dated:

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative (see Instructions 3, 4 and 5)

Name of Guarantor (please print or type)	Name of Shareholder or Authorized Representative (please print or type)

Address of Guarantor (please print or type)	Daytime telephone number and facsimile number of Shareholder or Authorized Representative

Tax Identification, Social Insurance or Social Security Number

9

SUBSTITUTE FORM W-9

TO BE COMPLETED BY US SHAREHOLDERS ONLY

SUBSTITUTE FORM W-9 Request for Taxpayer Identification Number and Certification	Part 1— Taxpayer Identification Number (“TIN”) — ENTER YOUR TIN IN THE BOX AT RIGHT. (For most individuals, this is your social security number. If you do not have a TIN, see “Obtaining a Number” in the Guidelines included in this form.) CERTIFY BY SIGNING AND DATING BELOW.
Note: If the account is in more than one name, see the chart in the enclosed Guidelines to determine which number to give the requester.	Social Security Number(s) (If awaiting TIN, write “Applied For”) OR Employer Identification Number(s) (If awaiting TIN, write “Applied For”)

Part 2 — For payees exempt from backup withholding, please write “exempt” here (see Instruction 8):

Name

Business Name

Please check appropriate box:

☐ Individual/Sole Proprietor ☐ Corporation ☐ Partnership ☐ Limited liability company (Enter the tax classification: D = disregarded entity; C = corporation; P = partnership) ☐ Other

Address

City State Zip Code

Part 3 — Certification — Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct TIN (or I am waiting for a TIN to be issued to me); and
(2) I am a US person (including a US resident alien).

Signature of US person Date

NOTE:	FAILURE TO FURNISH YOUR CORRECT TIN MAY RESULT IN A $50 PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING OF 28% OF THE GROSS AMOUNT OF CONSIDERATION PAID TO YOU PURSUANT TO THE OFFER. FOR ADDITIONAL DETAILS, PLEASE REVIEW THE ENCLOSED “GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9” THAT FOLLOW THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE
“APPLIED FOR” IN PART 1 OF SUBSTITUTE FORM W-9.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment made to me will be withheld.

Signature    Date

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INSTRUCTIONS

1.   Use of Letter of Transmittal

(a)	This Letter of Transmittal, or a manually executed facsimile thereof, properly completed and executed with the signature(s) guaranteed if required in Instruction 4 below, together with accompanying certificate(s) representing the Deposited Common Shares (or, alternatively, Book-Entry Confirmation with respect thereto) and all other documents required by the terms of the Offer and this Letter of Transmittal must be actually physically received by the Depositary at its Toronto, Ontario office specified on the back of this Letter of Transmittal at or prior to 8:00 p.m. (Toronto time) on December 18, 2007, the Expiry Time, unless the Offer is extended or withdrawn or unless the procedure for guaranteed delivery set out in Instruction 2 below is used.

(b)	The method used to deliver this Letter of Transmittal, any accompanying certificate(s) representing Common Shares and all other required documents is at the option and risk of the Shareholder depositing these documents. Barrick recommends that these documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary at or prior to the Expiry Time. Delivery will only be effective upon actual physical receipt by the Depositary.

(c)	Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Common Shares.

2.	Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Common Shares under the Offer and either the certificate(s) representing the Common Shares are not immediately available or the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Common Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

(a)	the deposit is made by or through an Eligible Institution (as defined below);

(b)	a properly completed and executed Notice of Guaranteed Delivery (printed on PINK paper) in the form accompanying the Offer, or a manually executed facsimile thereof, including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at or prior to the Expiry Time at its Toronto, Ontario office listed on the Notice of Guaranteed Delivery;

(c)	the certificate(s) representing all Deposited Common Shares, and, if the Separation Time has occurred before the Expiry Time and Rights Certificates have been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and executed as required by the Instructions set out in this Letter of Transmittal (including signature guarantee if so required by Instruction 4 below) and all other documents required thereby, are received by the Depositary at its office in Toronto, Ontario listed in this Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSXV after the Expiry Date; and

(d)	in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and executed as required by the instructions set out in this Letter of Transmittal (including signature guarantee if required) and all other documents required thereby, are received by the Depositary at its office in Toronto, Ontario listed in this Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSXV after Rights Certificates are distributed to Shareholders.

The Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile or mailed to the Depositary at its office in Toronto, Ontario listed on the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificate(s) representing Common Shares and all other

11

required documents to any office other than the Toronto, Ontario office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers, Inc. or banks and trust companies in the United States.

3.	Signatures

This Letter of Transmittal must be completed and executed by the Shareholder accepting the Offer described above or by such holder’s duly authorized representative (in accordance with Instruction 5).

(a)	If this Letter of Transmittal is signed by the registered holder(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond exactly with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint holders, all such holders must sign this Letter of Transmittal.

(b)	Notwithstanding Instruction 3(a), if this Letter of Transmittal is executed by a person other than the registered holder(s) of the certificate(s) deposited herewith, or if the cheque(s) are to be issued or delivered to a person other than the registered holder(s), or if the certificate(s) representing Common Shares in respect of which the Offer is not being accepted are to be returned to a person other than such registered holder(s) or sent to an address other than the address of the registered holder(s) shown on the register of Shareholders maintained by or on behalf of Arizona Star:

(i)	the accompanying certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder(s); and

(ii)	the signature on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as written on the face of the certificate(s) and must be guaranteed by an Eligible Institution, as noted in Instruction 4 below.

4.	Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the registered holder(s) of the Common Share certificate(s) deposited herewith, or if the cheque(s) are to be issued or delivered to a person other than the registered holder(s), or if the certificate(s) representing Common Shares in respect of which the Offer is not being accepted are to be returned to a person other than such registered holder(s), or sent to an address other than the address of the registered holder(s) as shown on the register of Shareholders maintained by or on behalf of Arizona Star, such signature(s) must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

5.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either of Barrick or the Depositary, at its sole discretion, may require additional evidence of authority or additional documentation.

6.	Delivery Instructions

If any cheque(s) are to be sent to or, in respect of partial deposits of Common Shares, certificates representing Common Shares are to be returned to, someone at an address other than the address of the Shareholder as it appears in Block A on this Letter of Transmittal, entitled “Registration and Payment Instructions”, then Block B on this Letter of Transmittal, entitled “Delivery Instructions”, should be completed. If Block B is not completed, any cheque(s) will be mailed to the depositing Shareholder at the address of such holder as it appears in Block A or, if no address is provided in Block A, then it will be mailed to the address of such holder as it appears on the securities registers maintained by or on behalf of Arizona Star. Any cheque(s) mailed in accordance with the Offer and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

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7.	Partial Deposits

If less than the total number of Common Shares evidenced by any certificate(s) submitted is to be deposited, fill in the number of Common Shares to be deposited in the appropriate space in Box 1 on this Letter of Transmittal. In such case, new certificate(s) for the number of Common Shares not deposited will be sent to the registered holder as soon as practicable after the Expiry Time (unless otherwise provided in Block B on this Letter of Transmittal). The total number of Common Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated. Note that this Instruction is not applicable to holders who deposit their Common Shares by book-entry transfer.

8.	Substitute Form W-9 for US Shareholders Only

United States federal income tax law generally requires a US Shareholder who receives cash in exchange for Common Shares to provide the Depositary with its correct Taxpayer Identification Number (“TIN”), which, in the case of a Shareholder who is an individual, is generally the individual’s social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained by filing a US tax return.

To prevent backup withholding, each US Shareholder must provide its correct TIN by completing the “Substitute Form W-9” set forth in this document, which requires the Shareholder to certify under penalties of perjury, (1) that the TIN provided is correct (or that such holder is awaiting a TIN) and (2) that the holder is a US person (including a US resident alien).

Exempt holders (including, among others, all corporations) are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part 1 of Substitute Form W-9, write “Exempt” in Part 2 of such form, and sign and date the form. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (the “W-9 Guidelines”) for additional instructions.

If Common Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed W-9 Guidelines for information on which TIN to report.

If a US Shareholder does not have a TIN, such holder should: (i) consult the enclosed W-9 Guidelines for instructions on applying for a TIN, (ii) write “Applied For” in the space for the TIN in Part 1 of the Substitute Form W-9, and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set forth in this document. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.

If a Shareholder has a US address, but is not a US Shareholder, such holder is required to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalties of perjury. Such appropriate IRS Form W-8 may be obtained from the Depositary.

A SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE OFFER.

9.	Currency of Payment

All amounts payable under the Offer will be paid in Canadian dollars.

10.	Miscellaneous

(a)	If the space in Box 1 of this Letter of Transmittal is insufficient to list all certificates for Common Shares or SRP Rights, if applicable, additional certificate numbers and number of securities may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Deposited Common Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

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(c)	No alternative, conditional or contingent deposits will be acceptable. All depositing Shareholders by execution of this Letter of Transmittal or a manually executed facsimile hereof waive any right to receive any notice of the acceptance of Deposited Common Shares for payment, except as required by applicable Laws.

(d)	The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario and all courts competent to hear appeals therefrom.

(e)	Barrick will not pay any fees or commissions to any stockbroker, dealer or other person for soliciting tenders of Common Shares under the Offer, except as set out in the accompanying Offer and Circular.

(f)	Before completing this Letter of Transmittal, you are urged to read the accompanying Offer and Circular.

(g)	All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of any Common Shares deposited under the Offer will be determined by Barrick in its sole discretion. Depositing Shareholders agree that such determination will be final and binding. Barrick reserves the absolute right to reject any and all deposits that it determines not to be in proper form or that may be unlawful to accept under the laws of any jurisdiction. Barrick reserves the absolute right to waive any defects or irregularities in the deposit of any Common Shares. There shall be no duty or obligation of Barrick, the Depositary, the Information Agent or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred or suffered by any of them for failure to give any such notice. Barrick’s interpretation of the terms and conditions of the Offer, the Circular, this Letter of Transmittal, the Notice of Guaranteed Delivery and any other related documents will be final and binding. Barrick reserves the right to permit the Offer to be accepted in a manner other than that set out in the Offer and Circular.

(h)	Additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Information Agent and the Depositary at its address provided on the back page of this Letter of Transmittal.

11.	Lost Certificates

If a certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss to the Depositary at its office in Toronto, Ontario. The Depositary will forward such letter to the registrar and transfer agent for the Common Shares so that the transfer agent may provide replacement instructions. If a certificate has been lost, destroyed, mutilated or mislaid, the foregoing action must be taken sufficiently in advance of the Expiry Time in order to obtain a replacement certificate in sufficient time to permit the Common Shares represented by the replacement certificate to be deposited to the Offer prior to the Expiry Time.

12.	Assistance

THE DEPOSITARY OR THE INFORMATION AGENT (SEE BACK COVER PAGE FOR ADDRESS AND TELEPHONE NUMBERS) OR YOUR INVESTMENT DEALER, STOCKBROKER, TRUST COMPANY MANAGER, BANK MANAGER, LAWYER OR OTHER PROFESSIONAL ADVISOR WILL BE ABLE TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL.

THIS LETTER OF TRANSMITTAL OR A MANUALLY EXECUTED FACSIMILE HEREOF (TOGETHER WITH CERTIFICATES REPRESENTING DEPOSITED COMMON SHARES, INCLUDING SRP RIGHTS, AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY OR A MANUALLY EXECUTED FACSIMILE THEREOF MUST BE RECEIVED BY THE DEPOSITARY AT OR PRIOR TO THE EXPIRY TIME.

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FOR US SHAREHOLDERS ONLY
GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You) To Give the Requester — Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the requester. All “Section” references are to the Internal Revenue Code of 1986, as amended. “IRS” is the Internal Revenue Service.

For this Type of Account:	Give the Taxpayer Identification Number of:

1. Individual	The individual

2. Two or more individuals (joint account)	The actual owner of the account or, if combined fund, the first individual on the account(1)

3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)

4. a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)

b. So-called trust that is not a legal or valid trust under state law	The actual owner(1)

5. Sole proprietorship or a disregarded entity	The owner(3)

6. A valid trust, estate, or pension trust	The legal entity(4)

7. Corporate (or entity electing corporate status on Form 8832)	The corporation

8. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization

9. Partnership or multi-member LLC	The partnership or LLC

10. A broker or registered nominee	The broker or nominee

11. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)	List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person’s number must be furnished.

(2)	Circle the minor’s name and furnish the minor’s social security number.

(3)	You must show your individual name, but you may also enter your business or “doing business as” name on the second name line. You may use either your social security number or your employer identification number (if you have one).

(4)	List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

Obtaining a Number

If you do not have a taxpayer identification number you may apply for one. To apply for a social security number, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration Office or online at www.socialsecurity.gov/online/ss-5.pdf. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov, clicking on Businesses, then clicking on Employer ID Numbers under More Topics. You can get Forms W-7 and SS-4 from the IRS by visiting www.irs.gov or by calling 1-800-829-3676.

Payees Exempt from Backup Withholding

Payees specifically exempted from backup withholding for this purpose include:

(i)	An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2);

(ii)	The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly owned agency or instrumentality of any one or more of the foregoing;

(iii)	An international organization or any agency or instrumentality thereof;

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(iv)	A foreign government and any political subdivision, agency or instrumentality thereof;

(v)	A corporation;

(vi)	A financial institution;

(vii)	A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States;

(viii)	A real estate investment trust;

(ix)	A common trust fund operated by a bank under Section 584(a);

(x)	An entity registered at all times during the tax year under the Investment Company Act of 1940;

(xi)	A custodian;

(xii)	A futures commission merchant registered with the Commodity Futures Trading Commission;

(xiii)	A foreign central bank of issue; and

(xiv)	A trust exempt from tax under Section 664 or described in Section 4947.

Exempt payees described above must file a Substitute Form W-9 included in this Letter of Transmittal to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE DEPOSITARY. FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE “EXEMPT” IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE DEPOSITARY.

PRIVACY ACT NOTICE — Section 6109 requires you to provide your correct taxpayer identification number to requesters, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Requesters must be given the numbers whether or not recipients are required to file tax returns. Requesters must generally withhold 28% of taxable interest, dividends, and certain other payments to a payee who does not furnish a taxpayer identification number to the requester. Certain penalties may also apply.

Penalties

(1)	Failure to Furnish Taxpayer Identification Number. — If you fail to furnish your taxpayer identification number to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2)	Civil Penalty for False Information with Respect to Withholding. — If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

(3)	Criminal Penalty for Falsifying Information. — Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

(4)	Misuse of Taxpayer Identification Numbers. — If the requester discloses or uses taxpayer identification numbers in violation of US federal law, the requester may be subject to civil and criminal penalties.

FOR ADDITIONAL INFORMATION, CONTACT YOUR TAX ADVISOR OR THE INTERNAL REVENUE SERVICE.

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The Depositary and Information Agent for the Offer is:

Kingsdale Shareholder Services Inc.

The Exchange Tower
130 King Street West
Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Number:

1-866-879-7650

Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
contactus@kingsdaleshareholder.com

Outside North America, Banks and Brokers Call Collect: 416-867-2272

Any questions and requests for assistance may be directed by holders of Common Shares to the Depositary or the Information Agent at the telephone numbers and location set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

THIS IS NOT A LETTER OF TRANSMITTAL. THIS NOTICE OF GUARANTEED DELIVERY IS FOR USE IN ACCEPTING THE OFFER BY BARRICK GOLD CORPORATION FOR ALL OUTSTANDING COMMON SHARES (INCLUDING THE ASSOCIATED RIGHTS ISSUED UNDER THE SHAREHOLDER RIGHTS PLAN) OF ARIZONA STAR RESOURCE CORP.

NOTICE OF GUARANTEED DELIVERY

for Deposit of Common Shares
(together with the associated rights issued under the Shareholder Rights Plan)
of

ARIZONA STAR RESOURCE CORP.

under the Offer dated November 9, 2007 made by

BARRICK GOLD CORPORATION

USE THIS NOTICE OF GUARANTEED DELIVERY IF YOU WISH TO ACCEPT THE OFFER BUT YOUR COMMON SHARE CERTIFICATE(S) ARE NOT IMMEDIATELY AVAILABLE OR YOU ARE NOT ABLE TO DELIVER YOUR COMMON SHARE CERTIFICATE(S) TO THE DEPOSITARY AT OR PRIOR TO THE EXPIRY TIME.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 8:00 P.M. (TORONTO TIME) ON DECEMBER 18, 2007, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

This Notice of Guaranteed Delivery must be used to accept the offer dated November 9, 2007 (the “Offer”) made by Barrick Gold Corporation (“Barrick”) to purchase all of the issued and outstanding common shares of Arizona Star Resource Corp. (“Arizona Star”) and the associated rights issued under the Shareholder Rights Plan of Arizona Star (the “SRP Rights”, and a common share of Arizona Star together with the associated SRP Right, a “Common Share”), including Common Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the conversion, exchange or exercise of options or other securities of Arizona Star that are convertible into or exchangeable or exercisable for Common Shares, at a price of Cdn.$18.00 cash per Common Share if certificate(s) representing the Common Shares to be deposited are not immediately available or if the holder of Common Shares (the “Shareholder”) is not able to deliver the certificate(s) and all other required documents to Kingsdale Shareholder Services Inc. (the “Depositary”) at or prior to the Expiry Time.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Certain terms used but not defined in this Notice of Guaranteed Delivery which are defined in the Glossary to the Offer and Circular have the respective meanings ascribed thereto in the Glossary. All references to “$”, “Cdn.$” and “dollars” in this Notice of Guaranteed Delivery are in Canadian dollars, except where otherwise indicated.

WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY

If a Shareholder wishes to deposit Common Shares under the Offer and either the certificate(s) representing the Common Shares are not immediately available or the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Common Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

(a)	the deposit is made by or through an Eligible Institution (as defined below);

(b)	this properly completed and executed Notice of Guaranteed Delivery or a manually executed facsimile hereof, including a guarantee to deliver by an Eligible Institution in the form set out below, is received by the Depositary at or prior to the Expiry Time at its office in Toronto, Ontario listed in this Notice of Guaranteed Delivery;

(c)	the certificate(s) representing all Deposited Common Shares, and, if the Separation Time has occurred before the Expiry Time and certificate(s) representing SRP Rights (the “Rights Certificates”) have been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and executed as required by the instructions set out in the Letter of Transmittal (including signature guarantee if required) and all other documents required thereby, are received by the Depositary at its office in Toronto, Ontario listed in the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX Venture Exchange (“TSXV”), after the Expiry Date; and

(d)	in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and executed as required by the instructions set out in the Letter of Transmittal (including signature guarantee if required) and all other documents required thereby, are received by the Depositary at its office in Toronto, Ontario listed in the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSXV after Rights Certificates are distributed to Shareholders.

This Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile or mailed to the Depositary at its office in Toronto, Ontario listed on this Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set out in this Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying Common Share certificate(s) with all other required documents to any office other than the Toronto, Ontario office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers, Inc. or banks and trust companies in the United States.

The undersigned understands and acknowledges that payment for Common Shares deposited and taken up by Barrick under the Offer will be made only after timely receipt by the Depositary of certificate(s) representing the Common Shares, a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and executed, covering such Common Shares, with the signature(s) guaranteed, if so required, in accordance with the instructions set out in the Letter of Transmittal, and all other documents required by the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSXV after the Expiry Date; Barrick reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the undersigned, prior to taking up the Common Shares for payment pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the Common Shares deposited by the undersigned. The undersigned also understands and acknowledges that under no circumstances will interest accrue or any amount be paid by Barrick or the Depositary to persons depositing Common Shares by reason of any delay in making payments for Common Shares to any person on account of Common Shares accepted for payment under the Offer, and that the consideration for the Common Shares tendered pursuant to the guaranteed delivery procedures will be the same as that for the Common Shares delivered to the Depositary before the Expiry Time, even if the certificate(s) representing all of the deposited Common Shares and SRP Rights, if applicable, to be delivered pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”, are not so delivered to the Depositary and, therefore, payment by the Depositary on account of such Common Shares is not made until after the take up and payment for the Common Shares under the Offer.

All authority conferred or agreed to be conferred by this Notice of Guaranteed Delivery is, to the extent permitted by applicable Laws, irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by applicable Laws, survive the death or incapacity, bankruptcy or insolvency of the undersigned and

2

all obligations of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

Shareholders should contact the Information Agent, the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing Common Shares with the Depositary. Contact details for the Information Agent and Depositary are provided at the end of this Notice of Guaranteed Delivery.

3

TO:	BARRICK GOLD CORPORATION

AND TO:    KINGSDALE SHAREHOLDER SERVICES INC., as Depositary

By Mail, By Hand or By Courier:	By Facsimile Transmission:
The Exchange Tower	416-867-2271
130 King Street West	Toll Free: 1-866-545-5580
Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

THIS NOTICE OF GUARANTEED DELIVERY MUST BE DELIVERED BY HAND OR COURIER OR TRANSMITTED BY FACSIMILE OR MAILED TO THE DEPOSITARY AT ITS OFFICE IN TORONTO, ONTARIO LISTED ON THIS NOTICE OF GUARANTEED DELIVERY AND MUST INCLUDE A GUARANTEE BY AN ELIGIBLE INSTITUTION IN THE FORM SET OUT IN THIS NOTICE OF GUARANTEED DELIVERY.

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY AND THE LETTER OF TRANSMITTAL TO AN ADDRESS OR TRANSMISSION VIA FACSIMILE TO A FACSIMILE NUMBER OTHER THAN THOSE SET OUT ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

TO CONSTITUTE DELIVERY FOR THE PURPOSE OF SATISFYING GUARANTEED DELIVERY, UPON RECEIPT OF THE CERTIFICATES TO WHICH THIS NOTICE OF GUARANTEED DELIVERY APPLIES, THE LETTER OF TRANSMITTAL, ACCOMPANYING CERTIFICATE(S) AND ALL OTHER REQUIRED DOCUMENTS MUST BE DELIVERED TO THE SAME OFFICE OF THE DEPOSITARY IN TORONTO, ONTARIO WHERE THIS NOTICE OF GUARANTEED DELIVERY IS DELIVERED.

THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES ON THE LETTER OF TRANSMITTAL. IF A SIGNATURE ON THE LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF TRANSMITTAL.

DO NOT SEND CERTIFICATES REPRESENTING ARIZONA STAR COMMON SHARES OR SRP RIGHTS WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR COMMON SHARES OR SRP RIGHTS MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

4

The undersigned hereby deposits with Barrick, upon the terms and subject to the conditions set forth in the Offer and Circular and the Letter of Transmittal, receipt of which is hereby acknowledged, the Common Shares, including SRP Rights listed below, pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

BOX 1
ARIZONA STAR COMMON SHARES*
(Please print or type. If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the below form.)
	Name(s) in which Registered	Number of Common
Certificate Number(s)	(please print and fill in exactly as	Shares Represented	Number of Common
(if available)	name(s) appear(s) on certificate(s))	by Certificate	Shares Deposited*

TOTAL:

SRP RIGHTS**
(Please print or type. If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the below form.)
(To be completed if necessary.)
Name(s) in which Registered
Certificate Number(s)	(please print and fill in exactly as name(s)	Number of SRP Rights	Number of SRP
(if available)	appear(s) on certificate(s))	Represented by Certificate	Rights Deposited**

TOTAL:

* Unless otherwise indicated, the total number of Common Shares and SRP Rights evidenced by all certificates delivered will be deemed to have been deposited.
** The following procedures must be followed in order to effect the valid delivery of Rights Certificates: (a) if the Separation Time under the Shareholder Rights Plan has not occurred prior to the Expiry Time and Rights Certificates have not been distributed by Arizona Star, a deposit of Common Shares by the undersigned will also constitute a deposit of the associated SRP Rights; (b) if the Separation Time occurs before the Expiry Time and Rights Certificates have been distributed by Arizona Star and received by the undersigned prior to the time the undersigned deposits Common Shares pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited must be delivered with the certificate(s) representing the common shares; and (c) if the Separation Time occurs before the Expiry Time and Rights Certificates are not distributed by the time the undersigned deposits its Common Shares under the Offer, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure. Note that in any case, a deposit of Common Shares constitutes an agreement by the undersigned to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of deposited Common Shares to the Depositary, on or before the third trading day on the TSXV after the date, if any, that Rights Certificates are distributed. Barrick reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the undersigned, prior to taking up the Common Shares for payment pursuant to the Offer, Rights Certificate(s) from the undersigned representing SRP Rights equal in number to the Common Shares deposited by the undersigned.

5

SHAREHOLDER SIGNATURE(S)

Signature(s) of Shareholder(s)	Address(es)

Name (please print or type)

Date	Postal Code/Zip Code

Daytime Telephone Number

GUARANTEE OF DELIVERY
(Not to be used for signature guarantee)

     The undersigned, a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (an “Eligible Institution”) guarantees delivery to the Depositary, at its address set forth herein, of the certificate(s) representing the Common Shares deposited hereby, in proper form for transfer together with delivery of a properly completed and executed Letter of Transmittal or a manually executed facsimile copy thereof, and all other documents required by the Letter of Transmittal, (a) all on or before 5:00 p.m. (Toronto time) on the third trading day on the TSXV after the Expiry Date or (b) if the Separation Time has occurred but certificates representing the SRP Rights have not been distributed to the Shareholder prior to the Expiry Time, on or before 5:00 p.m. (Toronto time) on the third trading day on the TSXV after the Rights Certificates are distributed to Shareholders.

     Failure to comply with the foregoing could result in a financial loss to such Eligible Institution.

Name of Firm	Authorized Signature

Address of Firm	Name

Title

Postal Code/Zip Code	Date

Area Code and Telephone Number

6

The Depositary and Information Agent for the Offer is:

Kingsdale Shareholder Services Inc.

The Exchange Tower
130 King Street West
Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Number:

1-866-879-7650

Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
contactus@kingsdaleshareholder.com

Outside North America, Banks and Brokers Call Collect: 416-867-2272

Any questions and requests for assistance may be directed by holders of Common Shares to the Depositary or the Information Agent at the telephone numbers and location set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
     The following documents are filed as exhibits to this Schedule:

Exhibit	Description

1.1*	Material Change Report of Barrick Gold Corporation, dated November 5, 2007, incorporated by reference to Exhibit 99.1 to Form 6-K (Commission File No. 001-09059) furnished to the Commission on November 7, 2007.

1.2*	Press Release of Barrick Gold Corporation, dated October 29, 2007, incorporated by reference to Exhibit 99.2 to Form 6-K (Commission File No. 001-09059) furnished to the Commission on November 7, 2007.

1.3	Notice Letter by Barrick Gold Corporation, dated November 9, 2007.

*	Incorporated by reference.

PART III
UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
1. Undertakings
     (a) The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.
     (b) The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the cash tender offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.
2. Consent to Service of Process
     (a) At the time of filing this Schedule, the bidder has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.
     (b) Any change to the name or address of a registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV
SIGNATURES
     By signing this Schedule, the bidder consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BARRICK GOLD CORPORATION
By:	/s/ Sybil E. Veenman
	Name:	Sybil E. Veenman
	Title:	Vice President, Assistant General Counsel and Secretary

Date:	November 9, 2007